
Lydall





SPECIALTY ENGINEERED PRODUCTS AND MATERIALS





PERFORMANCE MATERIALS




THERMAL/ACOUSTICAL





VITAL FLUIDS




AFFINITY

2009 ANNUAL REPORT

Lydall

2010 PROXY STATEMENT





PERFORMANCE MATERIALS




THERMAL/ACOUSTICAL





VITAL FLUIDS




AFFINITY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS TO BE HELD APRIL 28, 2010



NOTICE OF ANNUAL MEETING

To: The Owners of Lydall, Inc. Common Stock

You are cordially invited to attend the Annual Meeting of Stockholders.

Location: **Hartford Marriott Downtown**
Capital Room 3
200 Columbus Boulevard
Hartford, CT 06103

Date: April 28, 2010

Time: 9:00 a.m.

The Annual Meeting of Stockholders will be held for the purposes of:

1. Electing the eight nominees named in the proxy statement to serve as Directors until the next Annual Meeting of Stockholders to be held in 2011 and until their successors are elected and qualified;
2. Ratifying the appointment of PricewaterhouseCoopers LLP as independent auditors for fiscal year 2010; and
3. Transacting any other business that may properly come before the meeting.

All stockholders are invited to attend the meeting. However, whether or not you attend the Annual Meeting of Stockholders, it is important that your shares be represented and voted at the meeting. Therefore, we urge you to vote promptly and submit your proxy by telephone, via the Internet, or by signing, dating and returning the enclosed proxy card in the enclosed prepaid envelope. If you decide to attend the Annual Meeting of Stockholders, you have the right to vote in person even if you have previously submitted your proxy.

Sincerely,

Paul G. Igoe
Vice President, General Counsel and Corporate Secretary

Manchester, CT
March 19, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON APRIL 28, 2010.

This Proxy Statement, along with the Lydall, Inc. 2009 Annual Report and Form 10-K, are available free of charge on our website at: www.lydall.com and by clicking on Investor Relations



Proxy Statement

GENERAL INFORMATION

This Proxy Statement of Lydall, Inc. ("Lydall" or the "Company" or "us" or "our"), a Delaware corporation, is being mailed or otherwise furnished to stockholders on or about March 19, 2010 in connection with the solicitation by the Board of Directors of Lydall of proxies to be voted at the 2010 Annual Meeting of Stockholders. The Annual Meeting of Stockholders will be held on April 28, 2010, at 9:00 a.m. at the Hartford Marriott Downtown, Capital Room 3, 200 Columbus Boulevard, Hartford, CT 06103.

At the meeting, the stockholders will consider and vote upon the following proposals put forth by the Board of Directors:

1. To elect the eight nominees named in the proxy statement to the Board of Directors to serve as Directors for a one-year term.
2. To ratify the selection of the firm of PricewaterhouseCoopers LLP as independent auditors for the fiscal year ending December 31, 2010.

The Board of Directors recommends that you vote **FOR** the proposals listed above.

The Board of Directors knows of no other matter to be presented at the Annual Meeting of Stockholders (the "Annual Meeting"). If any other matter should be presented at the Annual Meeting upon which a vote properly may be taken, shares represented by all proxies received by the Board of Directors will be voted in accordance with the judgment of those officers named as proxies and in accordance with the applicable rules and regulations of the Securities and Exchange Commission (the "SEC").

Options for Voting

1. **Telephone.** To vote by telephone, please follow the instructions on the enclosed proxy card. If you vote by telephone, it is not necessary to mail your proxy card.

2. **Internet.** To vote on the Internet, please follow the instructions on the enclosed proxy card. If you vote by Internet, it is not necessary to mail your proxy card.

3. **Mail.** To vote by mail, please complete, sign and mail the proxy card in the enclosed prepaid envelope.

4. **In Person.** If you wish to vote in person, written ballots will be available at the meeting. However, if your shares are held in street name (i.e., in a brokerage account), you must request a proxy from your broker in order to vote at the meeting.

We would appreciate your vote **as soon as possible** for use at the Annual Meeting or at any adjournments of the Annual Meeting. Properly executed proxies received by Lydall's Corporate Secretary before the meeting will be voted as directed unless revoked. A proxy may be revoked at any time before it is exercised by: (a) notifying Lydall's Corporate Secretary in writing; (b) delivering a proxy with a later date; or (c) attending the meeting and voting in person.

Unless you indicate otherwise, shares represented by proxies properly voted by telephone, over the Internet or signed and returned to the Company **will be voted "FOR" the nominees** for the Board of Directors named in the proxy and **"FOR" the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors**.

Voting Mechanics

With respect to the election of Directors, a stockholder may cast a vote for all nominees, withhold authority to vote for all nominees or withhold authority to vote for any individual nominee. With respect to each other proposal to come before the meeting, a stockholder may cast a vote for or against the proposal or abstain from voting.

A majority in interest of the outstanding shares represented at the Annual Meeting in person or by proxy shall constitute a quorum for the transaction of business. Votes withheld from any nominee, abstentions and broker "non-votes" are counted as present or represented for purposes of determining the presence or absence of a quorum for the meeting. A "non-vote" occurs when a nominee holding shares for a beneficial owner votes on one proposal, but does not vote on another proposal because the nominee does not have discretionary voting power and has not received instructions from the beneficial owner. Directors are elected by a plurality of the votes cast by stockholders entitled to vote at the meeting. As discussed below in "Majority Voting Policy For Election of Directors," the Company also maintains a policy requiring an incumbent Director to tender his or her resignation in certain circumstances. On all other matters being submitted to stockholders, an affirmative vote of at least a majority of the shares present, in person or represented by proxy, and voting on that matter is required for approval or ratification. Abstentions, as well as broker "non-votes" are not considered to have been voted for such matters and have the practical effect of reducing the number of affirmative votes required to achieve a majority for such matters by reducing the total number of shares from which the majority is calculated.

Majority Voting Policy for Election of Directors

The Board of Directors (the "Board") has adopted a majority voting policy with respect to the election of Directors, which is set forth in the Corporate Governance Guidelines of the Company. The majority voting policy requires an incumbent Director nominee to tender his or her resignation if he or she does not receive the favorable vote of at least a majority of the votes cast at any meeting for the election of Directors at which a quorum is present and no successor has been elected in his or her place. For purposes of this policy, a majority of votes cast means that the number of shares voted "for" a Director's election exceeds 50% of the number of the votes cast with respect to that Director's election or, in the case where the number of nominees exceeds the number of Directors to be elected, cast with respect to election of Directors generally. Votes cast include votes to withhold authority in each case and exclude abstentions with respect to that Director's election, or, in the case where the number of nominees exceeds the number of Directors to be elected, abstentions with respect to election of Directors generally.

The Corporate Governance Committee will make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board will act on the tendered resignation, taking into account the Corporate Governance Committee's recommendation, and publicly disclose (by press release, a filing with the SEC or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within 90 days from the date of the certification of the election results. The Corporate Governance Committee, in making its recommendation, and the Board, in making its decision, each may consider any factors or other information that it considers appropriate and relevant. The Director who tenders his or her resignation will not participate in the recommendation of the Corporate Governance Committee or the decision of the Board with respect to his or her offer to resign.

If an incumbent Director's resignation is not accepted by the Board, such Director will continue to serve until the next Annual Meeting and until his or her successor is duly elected and qualified, or his or her earlier resignation or removal. If a Director's resignation is accepted by the Board, the Board, in its sole discretion, may fill the resulting vacancy pursuant to the provisions of Section 5.04 of the Company's Bylaws or it may decrease the size of the Board pursuant to the provisions of Section 5.02 of the Bylaws and Article 6(a) of the Company's Restated Certificate of Incorporation.

Cost of Solicitation

All costs of solicitation of proxies will be borne by the Company. Other costs anticipated are those ordinarily incurred in connection with the preparation and mailing of proxy material. In addition to solicitations by mail, the Company's Directors, officers and other employees, without additional remuneration, may solicit proxies by telephone and in person.

Eligibility to Vote

Only holders of record of Lydall's Common Stock, par value $.10 per share ("Common Stock"), at the close of business on March 1, 2010 (the "Record Date") are entitled to vote at this Annual Meeting and any adjournment thereof. As of the Record Date, there were 17,096,322 shares of Common Stock issued and outstanding, the holders of which are entitled to one vote per share.

Obtaining Copies

An Annual Report on Form 10-K containing financial statements for the fiscal year ended December 31, 2009, has been mailed to the stockholders with this proxy statement. This proxy statement, the Annual Report, a letter to the stockholders and the accompanying proxy were first mailed to stockholders on or about March 19, 2010. Additionally, copies of the Company's 2009 Annual Report may be printed from *www.lydall.com* or will be provided without charge, upon request. Requests may be directed to the Company at Lydall, Inc., P.O. Box 151, Manchester, CT 06045-0151, Attention: Vice President, General Counsel and Corporate Secretary.

PROPOSAL 1 — ELECTION OF DIRECTORS

The current term of office of all of the Company's Directors expires at the 2010 Annual Meeting and when their successors are duly elected and qualified. The Corporate Governance Committee of the Board has nominated Dale G. Barnhart, Kathleen Burdett, W. Leslie Duffy, Matthew T. Farrell, Marc T. Giles, William D. Gurley, Suzanne Hammett, and S. Carl Soderstrom, Jr. for election as Directors of the Company for a term of one year, until the next Annual Meeting and until their successors are duly elected and qualified. Each nominee is currently serving as a Director of the Company, and each nominee has consented to serve if elected. If any nominee becomes unavailable to serve as a Director before the Annual Meeting, the Corporate Governance Committee may designate a substitute nominee. In that case, the persons named as proxies will vote for the substitute nominee designated by the Corporate Governance Committee.

The only nominee for Director who is a current employee of the Company is its President and Chief Executive Officer, Dale G. Barnhart. The Corporate Governance Guidelines of the Company specify that at least a majority of the members of the Board, as well as all of the members of the Audit Review Committee, the Compensation Committee and the Corporate Governance Committee, shall be "independent" within the meaning of the Corporate Governance Listing Standards of the New York Stock Exchange (the "NYSE Standards"). The Corporate Governance Committee has determined that all nominees (other than Mr. Barnhart) are "independent" within the meaning of the NYSE Standards. There are no family relationships between any Director, nominee for Director or executive officer of the Company.

Under the Restated Certificate of Incorporation of the Company, the Board is empowered to establish the number of Directorships between three and fifteen. The Board has currently fixed the number of Directorships at eight.

Additional nominations for Director may be made from the floor by stockholders who have complied fully with the advance notice procedures set forth in the Bylaws of the Company. See "Stockholder Proposals and Nominations for Director." Unless otherwise instructed, it is the intention of the persons named in the accompanying proxy card to vote only for the Director nominees designated by the Corporate Governance Committee. Proxies cannot be voted for a greater number of persons than the number of nominees named.

THE BOARD RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ELECTION OF ALL PERSONS NOMINATED BY THE CORPORATE GOVERNANCE COMMITTEE AS DIRECTORS OF THE COMPANY.

NOMINEES FOR ELECTION AS DIRECTORS

Biographical Information

Set forth below is certain biographical information pertaining to each nominee for election as a Director of the Company, including his or her principal occupation and other business affiliations.

Dale G. Barnhart, 57, is the President and Chief Executive Officer of Lydall, a position he assumed on August 27, 2007. Prior to joining Lydall's management, Mr. Barnhart was the Chief Executive Officer of Synventive Molding Solutions. Synventive is a provider of hot runner systems, machine nozzles, temperature controllers and sprue bushings for the injection molding industry. Previous to Synventive Molding Solutions, Mr. Barnhart spent some time as a consultant working with two private equity groups. From 2000 to 2003, he was President of Invensys Climate Control, a $1.2 billion global business unit providing products and services to the heating, ventilating and air conditioning and commercial refrigeration markets. Mr. Barnhart became a Director in October 2007.

Kathleen Burdett, 54, was the Vice President and Chief Financial Officer of the former Dexter Corporation until its merger with Invitrogen Corporation in 2000, after which she served as a consultant to Invitrogen through 2002. Ms. Burdett was a member of the Board of Directors of Life Technologies, Inc. from 1995 through 2000 where she chaired the Audit Committee and served as a member of the Executive and Compensation Committees. Ms. Burdett was appointed to the Lydall Board of Directors in June 2003. Ms. Burdett serves as Chair of the Audit Review Committee and is a member of the Corporate Governance Committee.

W. Leslie Duffy, Esq., 70, is the Chairman of the Board of Lydall and is Senior Counsel in the law firm of Cahill Gordon & Reindel LLP. He has been with that law firm since 1965. He has been a Lydall Director since 1992. Mr. Duffy served as Chair of the Corporate Governance Committee and as a member of the Compensation Committee until his appointment as Chairman of the Board in August 2004. He now serves as a member of the Corporate Governance Committee.

Matthew T. Farrell, 53, is the Executive Vice President Finance and Chief Financial Officer of Church & Dwight Co., Inc., which manufactures and markets a wide range of personal care, household and specialty products under the ARM & HAMMER® brand name and other well-known trademarks. He has held that position since September 2006. Mr. Farrell began his career with KPMG Peat Marwick LLP. He was named an audit partner in 1989. He joined AlliedSignal in 1994 as Director, Corporate Audit, and in 1996, he was appointed Chief Financial Officer of the Specialty Chemicals business. In 2000, Mr. Farrell joined Ingersoll-Rand as Vice President, Investor Relations and Communications and was a member of Ingersoll-Rand's enterprise leadership team. In 2002, he joined Alpharma, Inc., a specialty pharmaceutical company, as Executive Vice President and Chief Financial Officer. He was appointed to the Lydall Board in August 2003. Mr. Farrell serves as a member of the Audit Review and the Compensation Committees.

Marc T. Giles, 54, is the President and Chief Executive Officer of Gerber Scientific, Inc., a manufacturer that provides software, computerized manufacturing systems, supplies and services to a wide variety of industries. He has held that position since November 2001. He joined Gerber Scientific, Inc. as Senior Vice President and President of its subsidiary Gerber Technology, Inc. in November 2000. Prior to joining Gerber Scientific, he served in several senior positions in business management, strategy development, mergers and acquisitions and sales and marketing management over the course of 12 years with FMC Corp., a manufacturer of machinery and chemicals. Mr. Giles had been with Norton Co. serving in various sales, marketing and business development roles before joining FMC Corp. Mr. Giles joined the Lydall Board in 2008 and he serves as a member of the Compensation and Corporate Governance Committees.

William D. Gurley, 61, was the President and Chief Executive Officer of Stanadyne Corporation, an engine components and fuel systems manufacturer, from 1995 until his retirement in 2006. During his 21-year career with Stanadyne, he held numerous management positions within that Corporation including Executive Vice President of Marketing, Engineering and Operations. Mr. Gurley was elected as a Director of Stanadyne Corporation in 1989. Prior to joining Stanadyne, Mr. Gurley was with Garrett Corporation's Automotive Products Division (now owned by Honeywell) and the Packard Electric Division of General Motors Corporation (now a division of Delphi). He is also a member of the New England Advisory Council of the Federal Reserve Bank of Boston. Mr. Gurley was elected to the Lydall Board in April 2006. Mr. Gurley currently serves as Chair of the Compensation Committee and as a member of the Corporate Governance Committee.

Suzanne Hammett, 54, is the Executive Vice President and Chief Risk Officer for Capital One NA, a position she assumed in February 2007. Prior to joining Capital One, Ms. Hammett was the Executive Vice President, Chief Risk Officer for the Radian Group Inc., a credit enhancement company, a position she began in July 2005. She is also a former Executive Vice President of J.P. Morgan Chase & Co. During her 26-year career with J.P. Morgan Chase & Co., she held numerous positions within the investment bank including Head of Credit Risk Portfolio. She was Head of Credit Risk Policy for that firm until early 2004. Ms. Hammett became a Lydall Director in January 2000. She serves as a member of the Audit Review and the Compensation Committees.

S. Carl Soderstrom, Jr., 56, is a former Senior Vice President and Chief Financial Officer of ArvinMeritor, Inc. He had been with that company from 1986 to 2004, and held several senior management positions in engineering, quality, and procurement. Prior to joining ArvinMeritor, Mr. Soderstrom was with General Electric Company and the ALCO Controls Division of Emerson Electric. He was appointed to the Lydall Board in June 2003. Mr. Soderstrom is the Chair of the Corporate Governance Committee and a member of the Audit Review Committee. He is also a member of the FreightCar America Board of Directors and serves as Chairman of its Audit Committee and as a member of its Nominating and Corporate Governance and Strategy and Growth Committees.

Nomination Process

The Corporate Governance Committee is charged with the responsibility of identifying individuals who are qualified to become Directors, consistent with criteria approved by the Board, and selecting the Director nominees for each Annual Meeting. In fulfilling its responsibility, the Corporate Governance Committee evaluates the skills and expertise needed by the Board and the skills and expertise that are possessed by current Board members. Based on this evaluation, the Corporate Governance Committee seeks to identify candidates for Board membership who have the skills and expertise needed by the Board. The Corporate Governance Committee seeks persons of the highest ethical standing and proven integrity, and with demonstrated ability and sound judgment, to serve as members of the Board.

When considering candidates for Director, the Corporate Governance Committee takes into account a number of factors, including the following criteria approved by the Board: (i) whether the candidate is independent under the NYSE Standards, the rules and regulations under the Exchange Act, and the independence standards adopted by the Board; (ii) whether the candidate has skills and expertise needed by the Board; (iii) whether the candidate has demonstrated ability and judgment; (iv) whether the candidate has prior experience as a corporate Director; (v) whether the candidate has prior public company experience; (vi) whether the candidate has prior experience in manufacturing companies; and (vii) and the extent to which the candidate has other time commitments and obligations that might interfere with his or her duties and responsibilities as a Director. All members of the Audit Review Committee must meet the additional standards for independence applicable to members of an audit committee under Section 10A(m) of the Exchange Act and the NYSE Standards and must satisfy the financial literacy requirements of the NYSE Standards. At least one member of the Audit Review Committee must be an "audit committee financial expert," as defined under rules promulgated by the SEC. Not all Directors need to fulfill all criteria; rather, the Corporate Governance Committee seeks candidates whose skills balance or complement the skills of other Board members. No Director may sit on more than four boards of publicly-traded companies in addition to the board of the company by which he or she is employed.

The Corporate Governance Committee does not have a policy with regard to the consideration of diversity when evaluating candidates for Director. However, the Committee considers diversity of viewpoint, professional experience, education and skill in assessing candidates for the Board to ensure breadth of experience, knowledge and abilities within the Board.

When seeking candidates for Director, the Corporate Governance Committee may solicit suggestions from incumbent Directors, management or others. In some cases, the Corporate Governance Committee has employed a search firm to identify appropriate candidates and perform screening interviews and reference checks for candidates who are then interviewed by the Corporate Governance Committee and presented to the Board if appropriate.

Unless otherwise requested by the Corporate Governance Committee, a Director shall offer not to stand for reelection at any Annual Meeting that follows his or her seventieth birthday. In addition, a Director shall tender his or her resignation following any change in the Director's employment status or principal position, or any other significant change in their personal circumstances. The Board may ask the Director not to resign, or may defer acceptance of the resignation. Mr. Duffy celebrated his seventieth birthday at the end of 2009 and, in accordance with the applicable provisions of the Company's Corporate Governance Guidelines, he offered not to stand for re-election at the 2010 Annual Meeting. After considering Mr. Duffy's many contributions to the Board and his specialized experience in an area of critical importance to the Company, the Corporate Governance Committee recommended to the full Board that Mr. Duffy be asked to continue to serve as a Director and Mr. Duffy agreed.

Qualifications of Nominees

The Corporate Governance Committee believes the Company is well-served by its current Directors, and all such persons are willing to continue to serve as Directors. Accordingly, the Committee has nominated all incumbent Directors for re-election at the Annual Meeting.

In connection with its consideration of Director nominations for the Annual Meeting, the Corporate Governance Committee considered the factors described above. In addition, the Committee determined that seven of the eight nominees for re-election are considered "independent" for purposes of the NYSE Standards (Mr. Barnhart as an employee of the Company is the sole exception). The Committee also determined that all eight nominees (including Mr. Barnhart) are independent of the influence of any particular stockholder or group of stockholders whose interests may diverge from the interests of the Company's stockholders as a whole. Each nominee also brings a unique background and set of skills to the Board, giving the Board as a whole competence and experience in a wide variety of areas, including executive management, manufacturing, finance, legal, private equity, corporate governance and other board service. Set forth below is a brief discussion of the specific experience, qualifications, attributes and skills of each nominee for election as a Director that the Committee took into account when making its nominations.

Mr. Barnhart is the President and Chief Executive Officer of the Company. As such, he brings an understanding of the Company, including its employees, products and markets, to the Board. In addition, he has prior executive management experience with other manufacturing businesses that are comparable to Lydall. These experiences include setting an overall strategic direction for company growth and implementing plans to effectively execute growth strategies. Finally, Mr. Barnhart is experienced in Lean Six Sigma, the business management strategy utilized by the Company to improve efficiency, reduce costs and meet customer expectations.

Ms. Burdett is the former Vice President and Chief Financial Officer of a publicly-held manufacturing company, and she has prior experience serving as a Director of another publicly held company, where she chaired its Audit Committee and served as a member of its Executive and Compensation Committees. She is "financially literate" within the meaning of the NYSE Standards, is an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Mr. Duffy is Senior Counsel to an international law firm, where he specializes in transactional and corporate governance matters. He has approximately forty-five years of experience advising numerous business entities operating in a variety of industry sectors, including oil and gas, pharmaceuticals, healthcare, automotives, professional services, industrial manufacturing, telecommunications, consumer products, and food services and on a variety of situations. He also is knowledgeable about the Company and its operations, having served on the Board of the Company since 1992. He is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Mr. Farrell is the Executive Vice President and Chief Financial Officer of a publicly-held manufacturing business that markets a wide range of personal care, household and specialty products. He has prior experience serving as an audit partner of KPMG Peat Marwick LLP and a member of the executive management team of another publicly-held company. He has also held senior management positions in investor relations and communications. He is "financially literate" within the meaning of the NYSE Standards, is an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Mr. Giles is the President and Chief Executive Officer of a publicly-held manufacturing business that provides software, computerized manufacturing systems, supplies and services to a wide variety of industries. He has prior experience in general management and strategy development, mergers and acquisitions, sales and marketing, and business development. He is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Mr. Gurley is the former President and Chief Executive Officer of a manufacturer of engine components and fuel systems. He is knowledgeable about the automotive industry, having prior work experience for the executive management teams of other businesses serving the industry. He also is knowledgeable about marketing, engineering, operations and strategic planning of highly engineered products in both publicly owned and privately held companies. He is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Ms. Hammett is the Executive Vice President and Chief Risk Officer of one of the largest banking institutions in the United States and she has prior experience working for a number of additional financial institutions and investment banks. She is knowledgeable about commercial finance, business analysis and credit risk management. She is "financially literate" within the meaning of the NYSE Standards, is an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Mr. Soderstrom is the former Senior Vice President and Chief Financial Officer of a tier one global supplier to the automotive industry. He has also held senior management positions in engineering, quality management and procurement. He has other experience serving as a Director of another publicly held corporation, where he serves as the Chairman of its Audit Committee and as a member of its Strategic Growth and Nominating and Corporate Governance Committees. He is "financially literate" within the meaning of the NYSE Standards, is an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" for purposes of the NYSE Standards and Section 10A(m)(3) of the Exchange Act.

Nominations by Stockholders

The Corporate Governance Committee will consider written proposals from stockholders for nominees for Director, provided such proposals meet the requirements set forth in our Bylaws. All such proposals will be evaluated in accordance with the criteria described above. The Corporate Governance Committee also will consider and evaluate the additional information required to be submitted by the stockholder submitting the proposal. For a description of the procedures a stockholder must follow to nominate a person for election to the Board, please see "Stockholder Proposals and Director Nominations," below.

FISCAL YEAR 2009 DIRECTOR COMPENSATION

Board compensation for Directors during fiscal year 2009 is summarized in the table below:

	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Non-equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Kathleen Burdett	37,000	36,004	6,972	—	—	—	79,976
W. Leslie Duffy, Esq.	91,500	36,004	6,972	—	—	—	134,476
Matthew T. Farrell	33,500	36,004	6,972	—	—	—	76,476
Marc T. Giles	25,000	36,004	6,972	—	—	—	67,976
William D. Gurley	30,000	36,004	6,972	—	—	—	72,976
Suzanne Hammett	33,500	36,004	6,972	—	—	—	76,476
S. Carl Soderstrom, Jr.	36,000	36,004	6,972	—	—	—	78,976

(1) The amounts reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718.

(2) Stock awards are granted in lieu of a cash retainer and are fully vested as of the date of grant (June 30 and December 31 of each year). The aggregate number of unexercised stock option awards granted during 2009 that were outstanding at December 31, 2009 were:

Director	*Aggregate Number of Unvested Option Awards Granted in 2009 and Outstanding as of 12/31/2009*
Kathleen Burdett	*3,325*
W. Leslie Duffy, Esq.	*3,325*
Matthew T. Farrell	*3,325*
Marc T. Giles	*3,325*
William D. Gurley	*3,325*
Suzanne Hammett	*3,325*
S. Carl Soderstrom, Jr.	*3,325*

Meeting Fees

Pursuant to resolutions duly adopted by the Compensation Committee on December 6, 2006, during 2009 all non-employee Directors ("Outside Directors") were paid $1,500 for each meeting of the Board attended, as well as $1,500 for any standing committee meetings attended by members of the committee. Telephonic participation fees are $1,000 per meeting.

Stock Options

Under the Amended and Restated 2003 Stock Incentive Compensation Plan (the "Stock Plan"), each Director who was elected to the Board after October 24, 2002, and who qualifies as an Outside Director, is automatically granted, upon election as a Director, nonqualified stock options covering the lesser of (i) 9,000 shares of Common Stock or (ii) a number of shares of Common Stock having an aggregate fair market value (as defined under the Stock Plan) on the date of grant equal to $100,000 ("Initial Option Grants"). No current Outside Director of the Company was first elected to the Board in 2009 and, accordingly, no Initial Option Grants were awarded in 2009. In addition to the Initial Option Grants, effective as of the close of business on the day on which the Annual Meeting is held, each person then serving as an Outside Director of the Company automatically receives a nonqualified stock option covering the lesser of (i) 3,000 shares of Common Stock or (ii) a number of shares of Common Stock having an aggregate fair market value on the date of grant equal to $33,333. Pursuant to the terms of the Stock Plan, each of the current Outside Directors of the Company (which includes all current Directors except Mr. Barnhart) received an automatic grant of nonqualified stock options covering 3,000 shares of Common Stock on April 24, 2009, the date of the last Annual Meeting.

Retainers

Under the Stock Plan, in lieu of the payment of retainers in cash to the Outside Directors, on June 30 and December 31 of each year during the term of the Stock Plan, each Outside Director automatically receives a Stock Award (as that term is defined in the Stock Plan) consisting of that number of whole shares of Common Stock of the Company obtained by dividing 50% of the annual cash retainer then in effect by the fair market value of a share of Common Stock as of the date of grant, in each case rounded upward to the nearest number of whole shares. In 2009, pursuant to resolutions duly adopted by the Compensation Committee on December 3, 2007, the annual cash retainer for each Outside Director, other than the Chair of the Board, was $36,000; accordingly, under the terms of the Stock Plan, each Outside Director, other than the Chair of the Board, received $18,000 worth of Common Stock of the Company on June 30, 2009, which was equivalent to 5,295 shares, and $18,000 of Common Stock of the Company on December 31, 2009, which was equivalent to 3,455 shares. The Chair of the Board received an annual cash retainer of $75,000, which is paid in cash, monthly in arrears.

Pursuant to resolutions duly adopted by the Compensation Committee on December 6, 2006, and the Board on December 9, 2004, the chairs of each of the Audit Review Committee, the Compensation Committee and the Corporate Governance Committee received retainers in consideration of their service. Additionally, pursuant to the Board resolutions, each member of the Audit Review Committee received a cash retainer also in consideration for service on the committee. All committee chair and committee membership retainers are paid 50% on June 30 and 50% on December 31 of each year. In 2009, Audit Review Committee members received an annual cash retainer of $6,000 and the Chairperson received an additional $6,000, in consideration of the added responsibilities of the Audit Review Committee in complying with the Sarbanes-Oxley Act of 2002 and NYSE Standards. In 2009, the Chairs of the Compensation and Corporate Governance Committees each received an annual cash retainer of $5,000.

Director Deferred Compensation and Retirement Benefits

On March 6, 1991, the Company adopted a Deferred Compensation Plan (the "Deferred Compensation Plan") under which all persons serving as Directors on or after January 1, 1991, were entitled to participate (except that employees of the Company serving as Directors were not entitled to participate other than the Company's President and Chief Executive Officer). Under the Deferred Compensation Plan, eligible Directors were entitled to receive "Past Service Benefits" equal to $3,000 times the number of years a participant served as a Director prior to January 1, 1991, and "Future Service Benefits" equal to $6,000 times the number of years a participant serves as a Director after December 31, 1990. The Deferred Compensation Plan provides that for purposes of calculating the amount of the Past Service Benefits and Future Service Benefits, participants are credited with a full year of service for each calendar year or part thereof of service rendered. A participant accrues 100% of his or her Past Service Benefits upon reaching age 62 or older while serving as a Director of the Company. A participant is fully vested in accrued Past Service Benefits upon completing five years of service as a Director of the Company. Accrued and vested benefits under the Deferred Compensation plan are paid in a cash lump sum as soon as practicable after the later of the date the participant ceases to serve as a Director of the Company or the date the participant attains age 62. The Deferred Compensation Plan is unfunded. On December 4, 1996, the Deferred Compensation plan was amended (the "1996 Amendment") such that Future Service Benefits were defined as equal to $6,000 times the number of years a participant serves as a Director of the Company after December 31, 1990, and prior to January 1, 1997. The 1996 Amendment also provided that no Past Service Benefits or Future Service Benefits would accrue on or after January 1, 1998.

No payments were made to any current or former Director of the Company in 2009 under the Deferred Compensation Plan. Pursuant to the 1996 Amendment, no additional benefits under the Deferred Compensation Plan accrued with respect to any Director in 2009. The only Director of the Company, past or current, who is entitled to any accrued benefits under the Deferred Compensation Plan is W. Leslie Duffy. Since Mr. Duffy continues to serve as a Director of the Company, he is not currently entitled to any payment of his accrued benefits under the Deferred Compensation Plan. The value of Mr. Duffy's accrued benefits under the Deferred Compensation Plan is $30,000.

Under the Stock Plan, in lieu of the payment of retirement benefits in cash to the Outside Directors, on the date of the Annual Meeting for each year during the term of the Stock Plan, each person then serving as an Outside Director of the Company automatically receives a nonqualified stock option to purchase 325 shares of Common Stock of the Company at an exercise price equal to the fair market value of a share of Common Stock as of the date of grant (the "Director Retirement Stock Option"). The Director Retirement Stock Option is exercisable in three equal annual installments commencing as of the first anniversary of the date of grant and, unless the recipient ceases to serve as a Director of the Company, expires ten years from the date of grant. Accordingly, under the terms of the Stock Plan, each Outside Director was granted a Director Retirement Stock Option to purchase 325 shares of the Company's Common Stock on April 24, 2009, at an exercise price of $3.67 per share.

Inside Director

Mr. Barnhart is the only Company employee who serves as a Director and he does not receive any compensation for his Board activities. His compensation as an executive of the Company is disclosed in the Summary Compensation Table.

CORPORATE GOVERNANCE

General

Pursuant to the Delaware General Corporation Law and the Company's Bylaws, the Company's business, property and affairs are managed by or under the direction of the Board. Members of the Board are kept informed of the Company's business through discussions with the Chief Executive Officer and other officers, by reviewing materials provided to them, and by participating in meetings of the Board and its committees. Lydall currently has eight members of the Board and is nominating these same eight individuals for reelection as Directors.

The Company is committed to good corporate governance to ensure that the Company is managed for the long-term benefit of its stockholders. The Board has adopted Corporate Governance Guidelines to provide a framework for the effective governance of the Company. The Corporate Governance Committee periodically reviews the Guidelines and recommends changes, as appropriate, to the Board for approval. The Board has three standing committees to facilitate and assist the Board in executing its responsibilities: the Audit Review Committee, the Compensation Committee and the Corporate Governance Committee. In accordance with NYSE Standards, each Committee is comprised solely of non-employee, independent Directors. The Board has adopted a charter for each of the three standing committees and the Company has a Code of Ethics and Business Conduct applicable to all Directors, officers and employees. Links to these materials can be found on Lydall's website at *www.lydall.com.* All materials available at *www.lydall.com* are also available to stockholders in print without charge, upon written request to Lydall, Inc., P.O. Box 151, Manchester, CT 06045-0151, Attention: Vice President, General Counsel and Corporate Secretary.

Since the date of the 2009 Annual Meeting, the Board has taken the following actions with respect to corporate governance matters:

- **Elimination of Shareholder Rights Plan.** In December of 2009, the Board voted to terminate the Company's then-existing shareholder rights plan, or "poison pill," and the plan was terminated effective as of December 17, 2009. The Company currently has no shareholder rights plan in effect, although it retains the authority to issue the shares of Series A Junior Participating Preferred Stock that were utilized for the prior shareholder rights plan.
- **Establishment of Stock Ownership Guidelines for Senior Executive Officers.** In December of 2009, based on the recommendation of the Corporate Governance Committee, the Board adopted stock ownership guidelines for the Chief Executive Officer and certain other senior executive officers of the Company. The guidelines became effective as of January 1, 2010, and covered individuals must comply within five years of the effective date. A discussion of these guidelines is contained below in Compensation Discussion and Analysis.

The Company posts additional information on its website from time to time as the Board makes changes to the Company's corporate governance policies.

Committees

The table below shows current membership and indicates the chairperson* for each of the standing Board committees, each of whom is independent within the meaning of the NYSE Standards.

Audit Review Committee	Compensation Committee	Corporate Governance Committee
Kathleen Burdett*	Matthew T. Farrell	Kathleen Burdett
Matthew T. Farrell	Marc T. Giles	W. Leslie Duffy
Suzanne Hammett	William D. Gurley*	Marc T. Giles
S. Carl Soderstrom, Jr.	Suzanne Hammett	William D. Gurley
		S. Carl Soderstrom, Jr.*

The **Audit Review Committee** assists the Board in fulfilling its responsibility to oversee the integrity of the Company's financial reporting process, including the performance of the Company's systems of internal accounting and financial controls, the Company's internal audit function, the outside auditors' qualifications and independence, the Company's process for monitoring compliance with applicable legal, regulatory and ethics programs, and the annual independent audit of the Company's financial statements.

The Audit Review Committee meets periodically with management to consider the adequacy of the Company's internal controls and its financial reporting process. It also discusses these matters with the Company's internal auditors, independent auditors, and appropriate Company financial personnel. The Audit Review Committee reviews the Company's financial statements and discusses them with management and the independent auditors before those financial statements are filed with the SEC.

The Audit Review Committee meets regularly in private session with the independent auditors, has the sole authority to retain and dismiss the independent auditors, and periodically reviews their performance and independence from management. The independent auditors have unrestricted access to, and report directly to, the Audit Review Committee.

The Board has determined that each member of the Audit Review Committee is "financially literate" within the meaning of the NYSE Standards, is an "audit committee financial expert" as that term is defined in Item 407(d)(5)(ii) of Regulation S-K, and is "independent" for purposes of NYSE Standards and Section 10A(m)(3) of the Exchange Act.

The **Compensation Committee** has overall responsibility for the Company's compensation and incentive plans and programs. These responsibilities include: making recommendations to the Board regarding the Company's incentive and equity-based compensation plans and non-CEO compensation policy; reviewing and approving the Company's goals and objectives relevant to compensation (including CEO compensation), such as the goal of attracting and retaining highly qualified individuals and motivating individual performance leading to increased stockholder value; evaluating the Chief Executive Officer's performance annually, in light of the Company's goals and objectives relevant to compensation, and determining and approving the Chief Executive Officer's annual compensation, including incentive awards; developing a succession plan for the Chief Executive Officer in consultation with the Corporate Governance Committee; reporting on executive compensation to the stockholders in the proxy statement, in accordance with applicable rules and regulations; approving all grants of stock awards pursuant to the Company's stock incentive compensation plans; and approving all executive employment agreements, executive compensation arrangements, officer indemnification and insurance arrangements.

The **Corporate Governance Committee** identifies individuals who are qualified to become Board members consistent with criteria approved by the Board; selects the Director nominees for the next annual meeting; makes recommendations to the Board as to the membership and chairperson of each standing committee; develops and recommends to the Board a set of corporate governance guidelines applicable to the Company designed to provide for effective and efficient governance of the Company; oversees the evaluation of the Board and its members; evaluates annually the performance of the Committee; and provides guidance on matters relating to corporate governance.

Leadership Structure

The Bylaws of the Company provide that the Board may elect from its members a Chairman of the Board and, if the Board so determines, a Vice Chairman of the Board, neither of whom shall be deemed to be officers or employees of the Company, unless otherwise specifically determined by the Board. Pursuant to this authority, the Board has elected Mr. Duffy as the Chairman of the Board. Neither the Bylaws nor the Company's Corporate Governance Guidelines specify that the position of Chairman may not be held by a corporate officer, such as the President and Chief Executive Officer of the Company, but the Company has had a non-management Chairman since 1998. The Board and the Corporate Governance Committee believe this leadership structure is appropriate for the Company at the present time. The Board and the Corporate Governance Committee further believe that separation of the offices of Chairman of the Board and Chief Executive Officer at this time serves to enhance the Board's leadership role in fulfilling its oversight responsibilities.

Independence Determination

The Board has made its annual determination, concluding that all of the non-employee Directors, including all of those who serve on the above-described committees, are "independent" for purposes of the NYSE Standards, and that the members of the Audit Review Committee are also "independent" for purposes of Section 10A(m)(3) of the Exchange Act. The Board has adopted categorical independence standards which are set forth in the Company's Corporate Governance Guidelines (available on *www.lydall.com*). The Board has determined that each non-employee Director meets those categorical standards. The Board based these determinations primarily on a review of the responses of the Directors and executive officers to questions regarding employment and compensation history, affiliations, family and other relationships, together with an examination of those companies with whom the Company transacts business.

Compensation Committee Interlocks and Insider Participation

All members of the Compensation Committee are independent Directors (under the NYSE Standards). No executive officer of the Company has served as a Director or a member of a compensation committee of another company where any member of the Compensation Committee is an executive officer.

Risk Oversight

The Board oversees the business and strategic risks of the Company. The Audit Review Committee oversees financial reporting and compliance risks confronting the Company. The Compensation Committee oversees risks associated with the Company's compensation policies and practices, including variable cash compensation, equity compensation and change in control plans.

The Company provides detailed Risk Factors impacting its business in its Annual Reports on Form 10-K and its Quarterly Reports on Form 10-Q filed with the SEC.

Related Party Transactions

The Board is committed to upholding the highest legal and ethical conduct in fulfilling its responsibilities and recognizes that related party transactions can present a heightened risk of potential or actual conflicts of interest. Accordingly, as a general matter, the Company prefers to avoid related party transactions.

The Company has a policy in place for review and prior approval of all related party transactions by the Corporate Controller's Department. In addition, annually, the Corporate Secretary obtains responses of the Directors and executive officers to questions regarding the employment of family by the Company and other relationships they might have with the Company. The Company then compiles a list of those companies reported and compares it against the record of companies with whom the Company transacts business, noting the dollar volume of transactions with such companies, if any. The Company then provides a report to the members of the Audit Review Committee, who review the information in conjunction with SEC rules to determine if any transaction requires disclosure.

Based on its review, the Audit Review Committee has determined that the Company did not engage in any related party transactions requiring disclosure during fiscal year 2009.

Board Attendance

During fiscal year 2009, the Board held eleven meetings and acted by unanimous written consent on one occasion. The Audit Review Committee held seven meetings and acted by unanimous written consent on one occasion; the Compensation Committee held eight meetings and acted by unanimous written consent on one occasion, and the Corporate Governance Committee held four meetings. Each of the Directors attended at least 75% of the total number of meetings of the Board and the Board committees of which he or she was a member during fiscal year 2009. It is the Board's practice to meet in executive session without members of management present at every Board meeting held in person. These sessions are presided over by the Chairperson.

A Board meeting is scheduled in conjunction with the Company's Annual Meeting and, in accordance with the Corporate Governance Guidelines, all of the Director nominees are expected to attend the Annual Meeting. All Director nominees attended last year's Annual Meeting.

COMMUNICATIONS WITH DIRECTORS

Stockholders of Lydall and other parties may contact the Chairman of the Board by email at: *chairman@lydall.com* and if interested in communicating with the Board, or any Director, may write to them at the following address:

Lydall, Inc.
P.O. Box 151
Manchester, CT 06045-0151

Communications are distributed to the Board, or to any individual Directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded, such as product complaints, product inquiries, new product suggestions, resumes and other forms of job inquiries, surveys, and business solicitations or advertisements. In addition, material that is unduly hostile, threatening, illegal or similarly unsuitable will be excluded, with the provision that any communication that is filtered out must be made available to any non-management Director upon request.

SECURITIES OWNERSHIP OF DIRECTORS, CERTAIN OFFICERS AND 5% BENEFICIAL OWNERS

The following table lists, to the Company's knowledge, the ownership of Common Stock and the nature of such ownership for: (a) each Director or nominee for Director, (b) each officer named in the Summary Compensation Table who is not reported under (a), (c) all current executive officers and Directors of Lydall as a group, and (d) each person who beneficially owns in excess of 5% of the outstanding shares of Common Stock. Unless otherwise noted, each holder has sole voting and dispositive power with respect to the shares listed and the address for each person is c/o Lydall, Inc., P.O. Box 151, Manchester, CT 06045-0151. Except as otherwise indicated, all information is given as of March 1, 2010.

Name	Amount and Nature of Beneficial Ownership	Percent of Class*
(a)		
Dale G. Barnhart	179,381[(1)]	1.05%
Kathleen Burdett	48,315[(2)]	*
W. Leslie Duffy, Esq., Chairman	67,084[(3)]	*
Matthew T. Farrell	61,193[(4)]	*
Marc T. Giles	22,243[(5)]	*
William D. Gurley	40,491[(6)]	*
Suzanne Hammett	53,123[(7)]	*
S. Carl Soderstrom, Jr.	48,315[(8)]	*
(b)		
Erika H. Turner	24,103[(9)]	*
Peter V. Ferris	49,580[(10)]	*
Kevin T. Longe	68,759[(11)]	*
Joseph K. Wilsted	37,868[(12)]	*
Thomas P. Smith	50,894[(13)]	*
(c)		
Current Directors and Executive Officers as a Group (16 persons) (excluding Mr. Smith)	801,567	4.69%
(d)		
Royce & Associates LLC 745 Fifth Avenue New York, NY 10151	1,178,610[(14)]	7%
Dimensional Fund Advisors LP Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	1,429,532[(15)]	8.49%
Rutabaga Capital Management 64 Broad Street, 3rd Floor Boston, MA 02109	1,079,877[(16)]	6.41%
T. Rowe Price Associates, Inc. 100 E. Pratt Street Baltimore, MD 21202	1,654,700[(17)]	9.82%

* Indicates that the Director/Officer beneficially owns less than 1% of the outstanding shares of Common Stock.

(1) Includes 18,250 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010; 34,509 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights; and 124,000 Performance Shares Award shares granted under the Stock Plan that carry full voting rights.

(2) Includes 23,216 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(3) Includes 24,879 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(4) Includes 23,216 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(5) Includes 6.927 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(6) Includes 11,299 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(7) Includes 24,879 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(8) Includes 23,216 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010.

(9) Includes 5,000 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights and 19,000 Performance Shares Award shares granted under the Stock Plan that carry full voting rights.

(10) Includes 7,250 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010; 11,299 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights; and 29,000 Performance Shares Award shares granted under the Stock Plan that carry full voting rights.

(11) Includes 21,750 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010; 16,420 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights; and 30,000 Performance Shares Award shares granted under the Stock Plan that carry full voting rights.

(12) Includes 2,500 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010; 4,594 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights; and 30,000 Performance Shares Award shares granted under the Stock Plan that carry full voting rights.

(13) Includes 36,163 shares of Common Stock issuable pursuant to presently exercisable stock options and stock options that will become exercisable within 60 days of March 1, 2010; 6,514 Restricted Stock Award shares granted under the Stock Plan that carry full voting rights; and 1,500 shares of common stock owned by Mr. Smith's spouse.

(14) As of December 31, 2009, based on information reported in Schedule 13G filed with the SEC on January 25, 2010.

(15) As of December 31, 2009, based on information reported in Schedule 13G filed with the SEC on February 8, 2010. As set forth in the Schedule 13G, Dimensional Fund Advisors LP had, as of December 31, 2009, sole dispositive power with respect to all of the shares and sole voting power with respect to 1,406,372 shares.

(16) As of December 31, 2009, based on information reported in Schedule 13G filed with the SEC on February 9, 2010. As set forth in the Schedule 13G, Rutabaga Capital Management had, as of December 31, 2009, sole dispositive power with respect to all of the shares, sole voting power with respect to 656,700, and shared voting power with respect to 423,177 shares.

(17) As of December 31, 2009, based on information reported in Schedule 13G filed with the SEC on February 12, 2010. As set forth in the Schedule 13G, T. Rowe Price Associates, Inc. had, as of December 31, 2009, sole dispositive power with respect to all of the shares and sole voting power with respect to 4,700 shares. T. Rowe Price Small-Cap Value Fund, Inc. had, as of December 31, 2009, sole voting power with respect to 1,650,000 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's executive officers, Directors, persons who own more than 10% of a registered class of the Company's equity securities, and certain entities associated with the foregoing ("Reporting Persons") to file reports of ownership and changes in ownership on Forms 3, 4 and 5 ("Beneficial Ownership Reports") with the SEC and furnish copies of such reports to the Company. Based solely on the reports received by the Company and on written representations from reporting persons, the Company believes that the Directors, executive officers and greater than 10% beneficial owners complied with all Section 16(a) filing requirements during the fiscal year ended December 31, 2009.

Compensation Committee Report on Executive Compensation

The Compensation Committee (the "Committee") is composed of independent Directors, as defined under the NYSE Standards and applicable laws. The Committee was appointed by the Board and chartered to oversee the compensation of Lydall executives and Directors and to review and approve all incentive programs of the Company. The Committee has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussion, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

A link to the Compensation Committee's Charter can be found on *www.lydall.com.*

Matthew T. Farrell
Marc T. Giles
William D. Gurley, Chairman
Suzanne Hammett

Compensation Philosophy

The goal of the Company's executive pay program is to create long-term value for the Company's stockholders by rewarding executives based on favorable performance and results and providing executives with incentives to grow the Company's business and increase stockholder value. The Compensation Committee (the "Committee") designed the Company's executive pay program to implement this goal by providing:

- executives with opportunities for rewards that are directly tied to the Company's financial and operating performance;
- forms of compensation intended to align the executives' interests with those of the stockholders; and
- compensation awards structured to encourage executives to remain as productive long-term employees of the Company.

Importantly, a significant portion of the executives' pay is at risk if financial performance goals are not met.

Compensation Objectives

Create Incentives That Motivate Performance

The Committee believes that executives should be rewarded for achievement that results in favorable financial and operating performance by the Company. Consequently, annual and long-term incentive awards are structured to provide competitive compensation that increases as performance improves. Key elements of executive compensation that depend on the Company's results include:

- annual incentive award payouts that are tied to achievement of financial performance targets, with opportunities for more compensation should actual results exceed targets; and
- long-term incentive awards that are made in the form of stock options and performance-based stock awards contingent upon the Company achieving specific financial targets over a one and three-year period.

Align Management and Stockholder Interests

The Committee also provides compensation and adopts policies that are intended to align the interests of executives with those of the stockholders. These include:

- granting executives compensation opportunities in the form of equity awards, so that the compensatory value of an award corresponds with changes in the Company's stock price;
- making cash and equity awards contingent upon the Company achieving financial measures that correlate with long-term stockholder value such as income from operations, earnings per share and free cash flow; and
- adopting share retention guidelines that require executives to acquire and hold an amount of stock equal to a multiple of their annual base salaries.

Retain High Quality Executives

The Committee aims to attract, motivate and retain executive officers by:

- offering competitive base salaries, cash bonuses and annual and long-term performance incentive opportunities; and
- granting equity awards that require continued employment to vest.

Implementing Our Objectives

Overseeing Executive Compensation Programs

The Committee has been appointed by the Board to determine matters relating to the compensation of the Chief Executive Officer and oversee matters relating to the compensation of other senior level officers of the Company. Reporting to the Board, the Committee also has overall responsibility for the Company's compensation and incentive plans and programs. The Committee is composed exclusively of non-employee Directors who are "independent Directors" as that term is defined under the NYSE Standards. For a more detailed account of the Committee's compensation-related responsibilities and its composition, please see the discussion under the heading "Corporate Governance — Committees" in this proxy statement.

Determining Compensation

The Committee seeks the advice of the Chief Executive Officer with respect to compensation for the officers listed in the Summary Compensation Table (the "Named Executive Officers") other than the Chief Executive Officer. The Committee determines and approves the Chief Executive Officer's compensation and approves the compensation for each other Named Executive Officer. The Committee has engaged an independent compensation consultant, Watson Wyatt & Company (the "Consultant"), to provide the Committee with market and competitive information to assist the Committee in making compensation determinations for all of the Named Executive Officers and to develop compensation programs for them.

In determining compensation for the Named Executive Officers in fiscal 2009, including the grant of long-term stock incentive awards, the Committee considered the following:

- *Tally Sheets* — Five-year compensation histories for each of the Named Executive Officers that summarize total cash paid and equity granted during that period. Included on the Tally Sheets were base salary and percentage increases in base salary, target bonus and actual paid bonuses, perquisites (including, when appropriate, personal use of company leased vehicle or car allowance, club fees, executive life and disability insurance premiums and related tax gross up, relocation and related tax gross up, tax preparation fees and related tax gross up), Company matches for the 401(k) and employee stock purchase plans, and restricted stock and option grants.
- *Current Internal Pay Ratios* — Current internal pay ratios between the Chief Executive Officer's base salary and the average of the base salaries for the next four highest paid executive officers.
- *Accumulated Wealth Analysis Showing Gains on Equity Grants* — The long-term equity based compensation accumulated by each of the Named Executive Officers over the past five years shows the cash gained from exercises, gains from unvested option shares at current market price, value of vested options that are above current market price, and value at the vest date of all vested restricted stock. Data is also provided that shows the projected value of unvested performance-based stock awards assuming performance-based stock awards will vest at target levels.
- *Severance Pay* — The total compensation due to each Named Executive Officer in the event of a termination of employment as of December 31, 2009 (see *"Executive Compensation — Potential Payments Upon Termination or Change-In-Control"* below).
- *Peer Group Compensation Study* — As discussed further below, the Committee considered the compensation levels and types of incentive compensation offered by its peer companies.

The Committee uses these tools to review each executive's performance in relation to the Company's financial performance and the individual's responsibilities and achievements. The Committee also evaluates each individual's total compensation compared with other executives within the organization. Periodically throughout the year, the Committee discusses the philosophy for the overall compensation packages, and considers whether to modify the compensation packages and the relative mix of compensation elements and make special awards.

Role of Management

The Chief Executive Officer assists the Committee in reaching decisions on the compensation packages for the Named Executive Officers other than the Chief Executive Officer. This assistance can include making recommendations regarding salary and incentive compensation levels based on management's review of performance, achievement of goals and objectives, and competitive market information. The other executive officers do not play a role in their own compensation determinations or that of others, except to discuss their own respective individual performance goals and objectives with the Chief Executive Officer. No executive officers are involved in determining Director compensation.

Role of Consultant

The Committee considers information and advice obtained from the Consultant in determining the compensation packages for the Named Executive Officers. The Committee has from time-to-time also engaged the Consultant to provide the Committee with a formal written assessment of the Company's executive compensation levels relative to industry peers. In the Fall of 2008, in connection with evaluating fiscal 2009 compensation, the Committee retained the Consultant to prepare a compensation assessment for each of the Named Executive Officers, as discussed below in "Benchmarking." From time-to-time, the Consultant has also provided the Committee with general views on specific compensation programs.

Benchmarking

In October, 2008, the Consultant issued a report (the "Compensation Assessment") evaluating both the overall level of compensation paid to the Company's executive officers and the role of "pay-for-performance" in the Company's pay practices. The Compensation Assessment analyzed the pay practices of fifteen peer companies and applied the findings of the 2008/2009 Watson Wyatt Top Management Compensation Survey and the 2008 Mercer Executive Benchmark Database. Depending on the similarity of the peer company information to the job functions held by the Company's executive officers, the Consultant assigned a relative weighting to the peer company analysis and the more general survey analyses. For example, the Consultant relied solely on the peer company analysis with respect to the Company's Chief Executive Officer and Chief Financial Officer; and the Consultant weighted its results 33% to the peer companies and 67% to the more general survey analysis with respect to the other Named Executive Officers.

The peer company group used by the Consultant in the Compensation Assessment and listed below did not change from that previously used by the Consultant for the Company:

- Ameron International Corporation
- Ampco-Pittsburgh Corporation
- Badger Meter, Inc.
- Circor International, Inc.
- Esco Technologies, Inc.
- Flanders Corporation
- Flow International Corporation
- Gentex Corporation
- Gorman-Rupp Co.
- Kadant, Inc.
- Kaydon Corporation
- Material Sciences Corporation
- MFRI, Inc.
- Rogers Corporation
- Standex International Corporation

This peer group was compiled based on a review of similar U.S. publicly traded companies considering industry, employee headcount, revenue and market capitalization. The peer group also includes companies that are competitors for customers, competitors for talent or competitors for capital, meaning those companies that are considered comparable investment opportunities by Wall Street analysts.

Based on this review of overall compensation levels and pay-for-performance, the Compensation Assessment concluded that:

- cash compensation (which included base salary and annual cash incentive award targets) for Named Executive Officers are generally competitive with the 50th percentile of the market;
- annual long-term incentive awards were below the market median, constituting a smaller portion of a Named Executive Officer's total pay than is typical; and
- the Company's incentive plans reflect a "pay-for-performance" philosophy by making incentive plan targets a significant portion of each Named Executive Officer's compensation and tying payments to the financial performance of the Company.

The Committee used these findings, among other information, to assess what total cash and equity compensation would be for its executives at approximately the 50th percentile of the weighted-average survey results contained in the Compensation Assessment, as applicable to that executive, with the opportunity for additional compensation based on the achievement of performance goals and objectives. However, the actual targeted compensation for the Named Executive Officers in 2009 was generally below the 50th percentile because of the limited availability of shares under the Stock Plan. At the 2009 Annual Meeting stockholders approved an increase of 1,000,000 shares that may be issued pursuant to the Stock Plan. The increased pool will be used to support long-term incentive awards for 2010 and beyond. Because of this, the Committee does not view the 2009 compensation package as benchmarked to the weighted-average survey results contained in the Compensation Assessment.

The actual compensation for the Named Executive Officers for 2009 was below this actual targeted amount because none of the executive officers received a payment under the Annual Incentive Performance Program ("AIP") relating to 2009, other than Mr. Ferris, the President of the Company's subsidiary Charter Medical, Ltd., who achieved a below-target AIP payment relating to 2009 based solely on the performance of Charter Medical. See "Elements of Compensation — Annual Incentive Performance Program" below.

Elements of Compensation

The 2009 compensation for the Named Executive Officers consisted of cash compensation paid in the form of base salary and a performance bonus for which each individual was eligible under the AIP, long-term equity incentive awards in Company stock, and other miscellaneous perquisites. Each element of compensation is explained in detail below.

Cash Compensation

The cash compensation payable to the Company's executive officers includes their base salaries and their annual cash bonuses, if any, payable under the Company's AIP.

Base Salary

The Committee annually determines and approves the base salary of the Chief Executive Officer and reviews and approves management's recommendation for the base salaries of the other Named Executive Officers. In each case, the Committee considers competitive salary practices; the executive's individual performance, responsibilities, and experience; the Company's performance and financial condition; and external market and economic conditions. In establishing base salary as a component of the 2009 compensation package for the Named Executive Officers, the Committee targeted the 50th percentile as indicated in the Compensation Assessment.

The 2009 compensation packages for each of the Named Executive Officers were considered and approved by the Committee at a regularly scheduled meeting of the Committee held on December 9, 2008. Based on then-current market conditions and the recent financial performance of the Company, the Committee approved management's recommendation to implement a 3% reduction in base pay for all Named Executive Officers, effective April, 2009.

Annual Incentive Performance Program

Under the Company's AIP relating to 2009, executives were eligible to receive cash bonuses if the Company achieved consolidated operating income and free cash flow (defined by the AIP as operating income, plus depreciation, plus/minus changes in working capital, minus capital spending) objectives as determined by the Committee. Other than the Target Bonus Percentage for Ms. Turner that was established in connection with Ms. Turner joining the Company in November 2009, the framework for the 2009 AIP was determined by the Committee in January 2009. The AIP works as follows:

- *Assignment of Target Bonus Percentage* — The Committee approves for each eligible executive, including each of the Named Executive Officers, a bonus percentage of the participant's base salary (the "Target Bonus Percentage"). The Target Bonus Percentage was determined based on information provided by the Consultant and an internal assessment of the participant's position level and responsibilities. Target Bonus Percentages under the AIP for 2009 for Named Executive Officers ranged from 40% to 80% of base salary, as follows:

Named Executive Officer	*Target Bonus Percentage*
Dale G. Barnhart	80%
Erika H. Turner	40%
Kevin T. Longe	40%
Peter V. Ferris	40%
Joseph K. Wilsted	40%
Former Named Executive Officer	
Thomas P. Smith	40%

- *Performance Metrics* — Under the AIP, certain performance metrics are established against which achievement of targets is measured (the "Performance Metrics"). The Committee established the 2009 Performance Metrics for the Named Executive Officers as follows: for Named Executive Officers who are not business unit leaders, consolidated operating income and consolidated free cash flow; and for Named Executive Officers who are business unit leaders, a combination of consolidated and business unit operating income, and consolidated and business unit free cash flow.
- *Establishment of Performance Metrics Targets* — Based upon information provided by management, the Committee annually approves targets for the Performance Metrics (the "Performance Metric Targets"). In January 2009, Performance Metric Targets for operating income and free cash flow were established on a consolidated basis and for the four business units, Performance Materials, Automotive, Charter Medical and Affinity. The Company is not disclosing the specific Performance Metric Targets because they represent confidential, commercially sensitive information that the Company does not disclose to the public. The Company believes that disclosure of the specific Performance Metric Targets would cause competitive harm because of the financial information included therein. Disclosure of both operating income and free cash flow targets either on a consolidated or on a business unit basis is inherently competitive and disclosure of these targets would give our competitors insight into our financial objectives which is not otherwise publicly disclosed.
- *Target Bonus Percentage Allocation* — For Named Executive Officers, other than business unit leaders, the Target Bonus Percentage is divided equally (i.e. 50% each) between the consolidated operating income and consolidated free cash flow targets. For Named Executive Officers who are business unit leaders, the Target Bonus Percentage is divided equally (i.e. 25% each) among consolidated operating income, consolidated free cash flow, business unit operating income, and business unit free cash flow targets.
- *Computation of AIP Cash Payout* — Based on each individual's Target Bonus Percentage and the Performance Metrics and the Performance Metric Targets, each participant's cash bonus under the AIP is earned when, and to the extent that, the Performance Metric Target ranges indicated in the table below are achieved:

AIP Cash Bonus Earned	*Consolidated Income Range (% of Target)*	*Business Unit Operating Income Range (% of Target)*	*Consolidated Free Cash Flow Range (% of Target)*	*Business Unit Free Cash Flow Range (% of Target)*
50% Payout	80%-89%	80%-89%	80%-89%	80%-89%
70%-97% Payout	90% to 99%	90% to 99%	90% to 99%	90% to 99%
100% Payout	100%	100%	100%	100%

Participants may earn an amount below or in excess of the target payout, depending on whether or not the above targets are met. If the above targets are exceeded, Named Executive Officers that are not business unit leaders receive an additional payment equal to their proportionate amount of 30% of the excess of consolidated income or consolidated free cash flow above target, and Named Executive Officers that are business unit leaders receive an additional payment equal to their proportionate amount of 30% of the excess of consolidated income or consolidated free cash flow exceeds target if the corresponding business unit measure also exceeds target. In all cases, the maximum AIP payment that may be made is 1.1 times the participant's individual target bonus.

Based on the Company's financial results for the year-ended December 31, 2009, the Committee determined that none of the Named Executive Officers had earned any payment under the AIP other than Mr. Ferris, the President of the Company's subsidiary Charter Medical, Ltd., who achieved a below-target AIP payment relating to 2009 free cash flow based solely on the performance of Charter Medical. This payment to Mr. Ferris is included in the Non-Equity Incentive Plan Compensation column in the "Fiscal Year 2009 Summary Compensation Table" in the Executive Compensation Tables section of this Proxy Statement.

Long-Term Incentive Awards

The Committee believes that executives and other employees who are in a position to make a substantial contribution to the long-term success of the Company and to build stockholder value should have a significant stake in the Company. Equity grants focus on the retention of executive officers over a period of time and the alignment of their award to improved Company profitability and the advancement of stockholder interests over the long term.

As part of the 2009 executive officer compensation, the Company added performance-based restricted shares (performance share awards or PSAs) to the mix of equity awards that includes time-based restricted shares and incentive stock options. The Committee approved the following equity awards for Named Executive Officers as part of their 2009 compensation package:

- *Time-Based Incentive Stock Option Awards* — The Committee approved the award of incentive stock options on December 9, 2008. The purchase price for these stock options is the fair market value of the Company's Common Stock as of the date of grant (i.e. December 9, 2008) and vest in equal annual increments of 25% commencing on the first anniversary of the date of grant.
- *Time-Based Restricted Stock Awards* — The Committee approved restricted stock awards for each of the Named Executive Officers on December 9, 2008. The restricted stock awards vest in four equal annual installments commencing on December 7, 2009.
- *Performance-Based Restricted Stock Awards* — The Committee approved the award of PSAs on January 12, 2009. The PSAs will be settled or determined upon certification by the Committee that the Company has achieved an established earnings per share target for fiscal 2011. Performance below 95% of the earnings per share target will result in none of the shares vesting; performance at 95% of the earnings per share target will result in 80% of the shares vesting; performance at 100% of the earnings per share target will result in 100% of the shares vesting; performance at 110% or above the earnings per share target will result in a maximum of 120% of the shares vesting; and performance between these specified amounts will result in a number of shares to vest determined on a linear basis between the specified target amounts. To the extent they are settled or determined, these PSAs will vest immediately upon such certification by the Committee. The Company is not disclosing the specific earnings per share target because it represents confidential, commercially-sensitive information that the Company does not disclose to the public and that could cause competitive harm because of the financial information included therein if known in the marketplace. Both earnings per share and the factors that influence earnings per share, such as revenue and efforts to control costs, are inherently competitive and if disclosed provide valuable insight of areas in which the Company is focusing. The Committee set the 2011 earnings per share target for the PSAs at a level that it believed would be challenging but possible for the Company to achieve.

The awards to Ms. Turner were made on November 4, 2009 at the time Ms. Turner joined the Company. Accordingly, the time-based grants made to Ms. Turner vest in four equal annual installments commencing on the first anniversary of the grant date. Similarly, the awards to Mr. Wilsted were made on August 6, 2008, at the time Mr. Wilsted joined the Company, and vest in four equal annual installments commencing on the first anniversary of the grant date.

The following is a summary of the long-term incentive awards that were made to the Named Executive Officers as part of their 2009 compensation:

Named Executive Officer	Time-Based Incentive Stock Option Award (December 9, 2008)	Value of Time-Based Incentive Stock Option Award on Date of Grant (December 9, 2008[1] ($)	Time-Based Restricted Stock Award (December 9, 2008)	Value of Time-Based Restricted Stock Award on Date of Grant (December 9, 2008)[1] ($)	Performance-Based Restricted Stock Award (January 12, 2009)	Value of Performance-Based Restricted Stock Award on Date of Grant (January 12, 2009)[1] ($)	Total Equity Value of Grants Made on December 9, 2008, and January 12, 2009[1] ($)
Dale G. Barnhart	5,000	11,389	10,000	46,400	30,000	157,500	215,289
Erika H. Turner[2]	12,000	36,730	5,000	27,550	N/A	—	64,280
Peter V. Ferris	3,000	6,833	5,000	23,200	10,000	52,500	82,533
Kevin T. Longe	3,000	6,833	5,000	23,200	10,000	52,500	82,533
Joseph K. Wilsted[3]	10,000	59,743	5,000	63,750	10,000	52,500	175,993
Thomas P. Smith[4]	3,000	6,833	3,000	13,920	4,000	21,000	41,753

(1) The amounts in these columns represent the grant date fair value determined in accordance with FASB ACS Topic 718.

(2) The awards to Ms. Turner were granted on November 4, 2009, at the time Ms. Turner joined the Company, as her initial hire grants.

(3) The awards to Mr. Wilsted were granted on August 6, 2008, at the time Mr. Wilsted joined the Company, as his initial hire grants.

(4) Mr. Smith is a former Named Executive Officer of the Company.

The time-based stock option awards and the time-based restricted stock awards granted to the Named Executive Officers (other than Ms. Turner) in 2008 are reflected in the Summary Compensation Table as a 2008 compensation item because these awards were granted in 2008, even though these awards relate to 2009 compensation. The performance-based restricted stock awards granted in January, 2009 relating to the 2009 compensation package are reflected in the Summary Compensation Table as a 2009 compensation item because these awards were granted in 2009.

Similarly, the awards granted in 2008 relating to the compensation package for 2009 were reflected in last year's proxy statement in the table titled "Grants of Plan-Based Awards For 2008", while the awards granted in 2009 relating to the compensation package for 2010 are reflected in this proxy statement in the table titled "Grants of Plan-Based Awards For 2009."

The Company does not have a program, plan or practice to select equity grant dates in connection with the release of favorable or negative news.

Adjustment or Recovery of Awards

Under Section 304 of the Sarbanes-Oxley Act, if the Company is required to restate its financial results due to material noncompliance with any financial reporting requirements as a result of misconduct, the CEO and CFO could be required to reimburse the Company for any bonus or other incentive-based or equity-based compensation received during the twelve months following the first public issuance of the non-complying document, and for any profits realized from the sale of the Company's securities during those twelve months.

Under the Stock Plan, any award recipient who breaches his or her non-competition, non-interference, non-solicitation or confidentiality obligations to the Company may be obligated, subject to the Committee's sole discretion, to return to the Company the "Economic Value" of any award that was realized or obtained by the recipient at any time during the six-month period prior to the date the recipient's employment with the Company terminated. Additionally, the Committee may annul any award granted under the Stock Plan if the recipient's employment is terminated for cause and, in such event, the Committee may, in its sole discretion, require the recipient to return to the Company the "Economic Value" of any award that was realized or obtained by the recipient at any time during the six-month period prior to the date the recipient's employment with the Company terminated.

Other Compensation

Severance and Change in Control Agreements — Each of the Named Executive Officers has entered into an Employment Agreement that provides for payment under specified conditions after a change in control of the Company or upon the executive's termination under certain circumstances, as described in detail under "*Executive Compensation — Potential Payments Upon Termination or Change-In-Control*." In exchange for the receipt of the termination benefits provided for under the Employment Agreements, the Named Executive Officers are required to execute and deliver a general release of all claims in favor of the Company. The Company enters into these agreements to ensure that the Named Executive Officers continue to act in the best interests of the Company's stockholders in the event of a prospective or actual change in control and to serve as an added executive retention feature.

Perquisites — The Company provides limited perquisites to Named Executive Officers. All of the Named Executive Officers are eligible to the same extent as all other non-union Lydall employees to participate in the Company's medical and dental insurance and Company match to the 401(k) and employee stock purchase plans. The attributed costs of the personal benefits for the Named Executive Officers are included in "All Other Compensation" column of the Summary Compensation Table below.

All Named Executive Officers, other than Mr. Ferris, are currently covered under an Executive Life Program and an Executive Disability Insurance Program up to the applicable insurable limits. The programs provide for life insurance benefits at four times base salary for the Chief Executive Officer and three times base salary for the other Named Executive Officers, and annual executive disability proceeds at a target level of 100% of a named executive officer's base salary, in each case up to applicable insurance limits. The full amount of the premiums paid by the Company for these benefits is reflected in the "All Other Compensation" column of the Summary Compensation Table below. If a Named Executive Officer had died or had become disabled on December 31, 2009, the Named Executive Officer would have been eligible for the benefits set forth in the table below:

Named Executive Officer	**Executive Life Proceeds**	**Annual Executive Disability Proceeds**
Dale G. Barnhart	$1,833,300	$180,000
Erika H. Turner	$ 825,000	$ 86,256
Peter V. Ferris[(1)]	—	—
Kevin T. Longe	$ 877,275	$153,252
Joseph K. Wilsted	$ 885,000	$101,256
Former Named Executive Officer		
Thomas P. Smith	$ 741,603	$102,480

(1) Mr. Ferris' employment agreement does not provide for benefits under the Executive Life Program or the Executive Disability Insurance Program.

Other perquisites provided to Named Executive Officers in 2009 included car allowances, personal gas usage, relocation services and tax preparation allowances. Named Executive Officers receive tax gross up payments for the executive life insurance premium, any tax preparation services and any applicable relocation expenses, which are intended to eliminate any adverse tax consequences. These perquisites awarded to the Named Executive Officers are disclosed in the "All Other Compensation" column of the Summary Compensation Table below.

401(k)/Defined Contribution Plan — The Company provides a tax-qualified defined contribution retirement plan to eligible union and non-union employees, including Named Executive Officers, for retirement in the form of a 401(k) savings plan. For non-union participants, the Company makes a matching contribution equal to 100% of the participant's salary deferrals of up to 6% of a participant's annual salary, subject to IRS limits. The compensation eligible for the matching contribution includes any cash bonuses, but excludes the value of any equity compensation. Given the state of the economy and the industry in which the Company operates, effective May 1, 2009, the Company suspended the 401(k) match for all Company non-union employees, including the Named Executive Officers, and the suspension remains in place. Accordingly, no matching contribution was made by the Company after April 30, 2009, for non-union participants.

Defined Benefit Pension Plan — Until June 30, 2006, the Company's Named Executive Officers at that time earned benefits under the Lydall Pension Plan No. 1A, a defined benefit plan. The benefits under the Pension Plan were frozen as of June 30, 2006, and all active participants were fully vested on that date, regardless of their years of credited service. The normal retirement age is 65, and a reduced early retirement benefit may be elected with ten or more years of service, starting at age 55 with a 50% reduction. Service continues to accumulate after June 30, 2006, for early retirement eligibility. Credited service under the Pension Plan cannot exceed actual years of service with the Company. The annual benefit payable at normal retirement, in a single life annuity, is equal to 2% of eligible compensation for all years of service from January 1, 1980, through the last payroll period ending before June 30, 2006 (1.75% of 1980 compensation for all years before 1980). The actuarial present value of accumulated benefits payable to each named executive officer under the Lydall Pension Plan No. 1A is summarized in the table below entitled "Pension Benefits for 2009."

Welfare Plans — The Company offers a health care plan that provides medical, dental, prescription drug, and vision coverage to its employees, including the Named Executive Officers.

Other Fiscal 2009 Compensation Matters

Separation of Thomas P. Smith, Vice President, Chief Financial Officer and Treasurer

In November 2009, the Company announced that Mr. Smith, the Vice President, Chief Financial Officer and Treasurer, resigned his positions with the Company effective as of the close of business on November 3, 2009. Mr. Smith and the Company entered into a short-term consulting arrangement, which expired on December 31, 2009, to ensure a smooth transition of his responsibilities.

In connection with the termination of his employment, Mr. Smith is entitled to receive severance benefits as set forth in his Employment Agreement, dated January 10, 2007. These severance benefits include the payment to Mr. Smith over a period of twelve months beginning on the date of his termination of his base salary and the payment of the average of the annual bonuses he earned under the Company's AIP for the three calendar years preceding his termination of employment (i.e. for calendar years 2006, 2007 and 2008). Mr. Smith's severance arrangement also entitled him to receive a pro-rated portion of his 2009 cash bonus award under the Company's AIP, although, as indicated in the discussion above under "Annual Incentive Performance Program," Mr. Smith's actual 2009 AIP cash bonus was subsequently determined to be $0. Finally, Mr. Smith's severance arrangement included the Company's agreement to: (i) accelerate the vesting of all unvested stock options and time-based restricted stock awards granted to Mr. Smith; (ii) allow Mr. Smith to exercise outstanding stock options granted under the Stock Plan and held by Mr. Smith throughout the entire, original ten-year terms stipulated in the option agreements, notwithstanding the termination of Mr. Smith's employment with the Company; and (iii) permit Mr. Smith's continued use of the car leased by the Company on his behalf through expiration of the lease in November 2010. Mr. Smith's unvested performance-based stock awards expired upon his termination.

The total amount paid or accrued to Mr. Smith in connection with the termination of his employment is set forth in the "Summary Compensation Table below. See also "Executive Compensation — Potential Payments Upon Termination or Change-In-Control" below.

Employment Arrangement for Erika H. Turner, Vice President, Chief Financial Officer and Treasurer

Erika H. Turner joined the Company on November 2, 2009, and assumed the positions of Vice President, Chief Financial Officer and Treasurer, effective as of November 4, 2009. Ms. Turner's compensation arrangements were reviewed with, and determined based upon feedback from, Heidrick & Struggles, the executive search firm responsible for her placement with the Company, and the October 2008 Compensation Assessment prepared by the Consultant.

Ms. Turner is entitled to receive the following compensation and benefits:

- an annual base salary of $275,000, less applicable withholdings, paid on a bi-weekly basis;
- eligibility to participate in the Company's AIP at 40% of her actual paid base salary in accordance with the terms and conditions of the AIP;
- the grant of an incentive stock option entitling her to purchase 12,000 shares of the Company's Common Stock at a per share exercise price equal to 100% of the fair market value of such stock as of November 4, 2009 (which grant is scheduled to vest in four equal annual installments);
- the grant as of November 4, 2009 of a time-based restricted stock award covering 5,000 shares of the Company's Common Stock (which grant is scheduled to vest in four equal annual installments);
- two weeks of paid vacation for the balance of 2009 and four weeks of paid vacation in 2010 and each year thereafter;
- an $800 monthly car allowance, plus 15% of the monthly amount to cover maintenance and insurance costs;
- participation in the Company's moving and relocation program; and
- a comprehensive benefit package.

In connection with her appointment, the Company and Ms. Turner entered into an agreement, dated November 2, 2009, specifying the compensation and benefits to which Ms. Turner will be entitled in the event that her employment is terminated. The Company's obligation to provide these termination benefits to Ms. Turner is subject to her execution and delivery of a valid and binding release. For a further discussion of these benefits, see "*Executive Compensation — Potential Payments Upon Termination or Change-In-Control*" in this Proxy Statement.

Fiscal 2010 Executive Compensation Components

In the Fall of 2009, in setting compensation packages for 2010, the Committee discussed with the Consultant the continued applicability of the 2008 Compensation Assessment. Based on the current economic conditions, including the conditions in the Company's markets, the Consultant confirmed to the Committee that the 2008 Compensation Assessment is of continued relevance for determining 2010 compensation. Accordingly, in setting compensation packages for 2010, the Committee continued to use the same methodology as it had used in determining compensation packages for 2009, except that the Committee was not constrained by the limited number of shares available for grant under the Stock Plan.

With respect to the AIP for 2010, in December, 2009 the Committee approved financial goals, similar to those used for 2009, that will be used in determining AIP payments for 2010. Following the Committee's assessment of the Company's performance and its determinations of the payouts for 2010, the Company will include the required information in its proxy statement to be filed in 2011.

In December 2009, the Committee approved the equity grants related to the 2010 Named Executive Officer compensation packages. Similar to the awards made in connection with the compensation packages for 2009, the grants consisted of time-based stock option awards that vest in equal installments over four years, and performance-based restricted stock awards that vest in full upon satisfaction of an earnings per share target in the third year subsequent to making the award, in this case fiscal 2012. Unchanged from the three-year performance-based restricted stock award made as part of the compensation packages for 2009, performance below 95% of the earnings per share target will result in none of the shares vesting; performance at 95% of the earnings per share target will result in 80% of the shares vesting; performance at 100% of the earnings per share target will result in 100% of the shares vesting; performance at 110% or above of the earnings per share target will result in a maximum of 120% of the shares vesting; and performance between these specified amounts will result in the vesting of a number of shares determined on a linear basis between the specified target amounts. To the extent they are settled or determined, these PSAs will vest immediately upon such certification by the Committee. The equity awards made in respect of the compensation package for 2010 were different from 2009 because they did not include any time-based restricted stock grants; instead, the 2010 package included the award of one-year PSAs, in addition to the above described three-year PSAs. The Committee made this change to more strongly align actual compensation with its pay-for-performance philosophy. The one-year PSAs are eligible to vest in increments of ⅓ on each of December 7, 2011, 2012 and 2013 if the Company meets or exceeds a specified target of consolidated operating income from continuing operations for the year ended December 31, 2010. Performance below 80% of the consolidated operating income target will result in none of the shares vesting; performance at 80% of the consolidated operating income target will result in 80% of the shares vesting; performance at 100% of the consolidated operating income target will result in 100% of the shares vesting; performance at 120% or above of the consolidated operating income target will result in a maximum of 120% of the shares vesting; and performance between these specified amounts will result in the vesting of a number of shares determined on a linear basis between the specified target amounts.

Specifically with respect to the equity awards granted to the CEO in connection with his 2010 compensation, the Committee considered the CEO's significant contributions relative to the recent restructuring of the Company's business units, the successful management of the Company's working capital during 2009, and other accomplishments in deciding to target an equity award value in the range of $700,000.

The Company is not disclosing the specific consolidated earnings per share target in the case of the three-year PSA or the consolidated operating income target in the case of the one-year PSA because each of these financial measures represent confidential, commercially-sensitive information that the Company does not disclose to the public and that could cause competitive harm because of the financial information included therein if known in the marketplace. Earnings per share, consolidated operating income and the factors that influence each of these financial measures, such as revenue and efforts to control costs, are inherently competitive and if disclosed provide valuable insight of areas in which the Company is focusing. The Committee set the 2012 earnings per share target for the three-year PSAs and the 2010 consolidated operating income target for the one-year PSAs consistent with targets previously approved by the Board. The following is a summary of the long-term incentive awards that were made to the Named Executive Officers as part of their compensation packages for 2010:

Named Executive Officer	Time-Based Stock Option Award (December 11, 2009)	Value of Time-Based Stock Option Award on Date of Grant (December 11, 2009)[1] ($)	1-Year Performance-Based Restricted Stock Award (December 11, 2009)	Value of 1-Year Performance-Based Restricted Stock Award (December 11, 2009)[1] ($)	3-Year Performance-Based Restricted Stock Award (December 11, 2009)	Value of 3-Year Performance-Based Restricted Stock Award (December 11, 2009)[1] ($)	Total Equity Value[1] ($)
Dale G. Barnhart	44,000	135,608	47,000	260,380	47,000	260,380	656,368
Erika H. Turner	2,000	6,164	7,000	38,780	12,000	66,480	111,424
Peter V. Ferris	8,200	25,272	9,000	49,860	10,000	55,400	130,532
Kevin T. Longe	9,500	29,279	10,000	55,400	10,000	55,400	140,079
Joseph K. Wilsted	9,500	29,279	10,000	55,400	10,000	55,400	140,079

(1) The amounts reflected in these columns represent the grant date fair value determined in accordance with FASB ASC Topic 718.

While relating to the compensation package for 2010, because these awards were granted in 2009, they are reflected in the Summary Compensation Table as a 2009 compensation item and in the table titled "Grants of Plan-Based Awards For 2009."

Stock Ownership

The Board has developed and implemented share ownership guidelines that cover all Directors and certain senior executive officers, including all of the Named Executive Officers. The share ownership guidelines are designed to link the personal financial interests of the covered individuals to the Company's success and better align their interests with the interests of the Company's stockholders.

The Company's Corporate Governance Guidelines establish share ownership requirements for Outside Directors (the "Director Guidelines"). The Director Guidelines provide that each Outside Director of the Company must acquire and hold shares of Company Common Stock equal in cost to four times the current annual retainer for such Outside Director. The Director Guidelines stipulate that the required stock ownership level for Outside Directors should be achieved within the later of (i) five years of the first adoption of the policy (the policy was adopted on February 23, 2006), or (ii) five years of the date a such person is first elected a Director of the Company, unless a waiver is granted by the Compensation Committee. Currently, all of the Company's Outside Directors except for Mr. Giles (who was first elected a Director on April 25, 2008) own a sufficient number of the Company's shares to satisfy the required stock ownership level established by the Director Guidelines, although the deadline for compliance is February 23, 2011.

The Stock Ownership Guidelines for Senior Executive Officers (the "Officer Guidelines") were approved by the Board in December, 2009 and became effective January 1, 2010. Under the Officer Guidelines, the Chief Executive Officer is required to acquire and hold shares of the Company's Common Stock having a fair market value equal to two times his annual base salary; all other Named Executive Officers are required to acquire and hold shares of the Company's Common Stock having a fair market value equal to one times his or her annual base salary. Qualifying ownership interests for purposes of the Officer Guidelines include:

- shares owned outright by the individual;
- shares acquired upon exercise of stock options;
- time-based restricted share awards (whether or not vested);
- performance-based restricted share awards (whether or not vested), but only to the extent such shares are settled and determined; and
- shares acquired through the Company's employee stock purchase plan.

The targeted stock ownership amount for each covered individual is determined as of the later of January 1, 2010, or the date such individual first becomes subject to the Officer Guidelines. Each covered individual is expected to achieve compliance with the Officer Guidelines on or before December 31, 2014, or such later date that is five years after the individual becomes subject to the Officer Guidelines. For purposes of determining whether a covered individual's stock ownership amount satisfies the Officer Guidelines, the fair market value of the Company's Common Stock is the closing price of the Company's stock immediately preceding January 1, 2010, (or such other date that immediately precedes the date the individual first becomes subject to the Officer Guidelines). Currently, none of the Named Executive Officers own a sufficient number of the Company's shares to satisfy the required stock ownership level established by the Officer Guidelines, although the deadline for compliance is December 31, 2014.

Tax Deductibility of Compensation

Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), limits the deductibility of compensation in excess of $1 million paid to specified executive officers of public companies, unless certain specific and detailed criteria are satisfied. The Committee considers the anticipated tax treatment to the Company and the executive officers in its review and establishment of compensation programs and payments and generally tries to design and implement them to maximize tax deductibility. However, to ensure that the Committee maintains the flexibility to structure executive compensation in ways that best promote the interests of the Company, the Committee will not necessarily always seek to limit executive compensation to that deductible under Section 162(m) of the Code. In fiscal 2009, the compensation for all of the Named Executive Officers was deductible by the Company.

Fiscal Year 2009 Summary Compensation Table

The following table shows the compensation awarded to, earned by or paid to the Named Executive Officers for the fiscal years 2009, 2008 and 2007.

As shown below, salary, bonus and amounts paid under the Non-Equity Incentive Plan Compensation for Messrs. Barnhart, Ferris, Longe, Wilsted, Smith and Ms. Turner as a percentage of total compensation were approximately 34%, 54%, 56%, 53%, 29%, and 18%, respectively. Stock and option awards as a percentage of total compensation were approximately 61%, 38%, 36%, 35%, 3% and 70%, respectively.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus[1] ($) (d)	Stock Awards[2] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation[3] ($) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings[4] ($) (h)	All Other Compensation[5] ($) (i)	Total ($) (j)
Dale G. Barnhart, President and Chief Executive Officer	2009	462,923	—	678,260	135,608	—	—	66,098	1,342,889
	2008	454,154	150,000	46,400	11,389	—	—	278,460	940,403
	2007	157,500	75,000	319,400	181,628	75,000	—	23,050	831,578
Erika H. Turner, Vice President, Chief Financial Officer and Treasurer	2009	46,538	—	132,810	42,894	—	—	30,359	252,601
	2008	—	—	—	—	—	—	—	—
	2007	—	—	—	—	—	—	—	—
Peter V. Ferris, Subsidiary President	2009	240,676	—	157,760	25,272	23,999	—	38,192	485,899
	2008	240,555	—	23,200	6,833	33,390	—	23,172	327,150
	2007	226,177	—	58,200	46,940	90,000	—	21,298	442,615
Kevin T. Longe, Subsidiary President	2009	295,093	—	163,300	29,279	—	3,396	37,843	528,911
	2008	294,944	—	23,200	6,833	40,940	3,257	30,701	399,875
	2007	279,893	67,535	77,600	56,328	111,400	(663)	17,871	609,964
Joseph K. Wilsted, Subsidiary President	2009	289,021	—	163,300	29,279	—	—	65,941	547,541
	2008	154,308	—	63,750	59,743	—	—	64,586	342,387
	2007	—	—	—	—	—	—	—	—
Thomas P. Smith, Former Vice President, Chief Financial Officer and Treasurer	2009	203,456	—	21,000	—	—	10,194	471,784	706,434
	2008	249,102	—	13,920	6,833	—	9,792	43,012	322,659
	2007	241,090	57,512	29,100	16,429	56,832	(1,640)	38,886	438,209

(1) Agreements with Messrs. Longe and Smith provided for a cash bonus of three months' base salary paid in 2007. Mr. Barnhart's offer letter provided for a sign-on bonus of $225,000 with $75,000 paid in 2007 and $150,000 paid in 2008.

(2) The amounts in columns (e) and (f) reflect the aggregate grant date fair value computed in accordance with FASB ASC Topic 718. If the highest level of performance criteria were achieved the aggregate grant date fair value of the stock awards for Messrs. Barnhart, Ferris, Longe, Wilsted and Ms. Turner would be $813,912, $189,312, $195,960, $195,960 and $153,862, respectively. Mr. Smith's 2009 stock award forfeited upon his termination of employment.

(3) The amounts in column (g) reflect amounts payable under the Company's AIP, which are in the form of an annual cash bonus. Please refer to the "Annual Incentive Performance Program" of the Compensation Discussion and Analysis for additional information related to the AIP.

(4) The interest rate and mortality assumptions used to compute the change in pension shown in column (h) are the same as used in the Company's financial statements, except no pre-retirement decrements are reflected in these calculations.

(5) The amounts shown in column (i) for 2009 are comprised of the following:
Barnhart: Car allowance and personal gas usage ($14,995), executive disability insurance premium ($8,004), executive life insurance premium ($20,524), executive life insurance tax gross-up ($14,530), Employee Stock Purchase Plan match ($600), and 401(k) Plan match ($7,445)
Turner: Car allowance and personal gas usage ($1,840), executive disability insurance premium ($279), executive life insurance premium ($2,440), executive life insurance tax gross-up ($2,049), relocation expense ($19,546), relocation tax gross-up ($4,105), and Employee Stock Purchase Plan match ($100)
Ferris: Personal use of Company-leased vehicle ($5,253), relocation expense ($17,724), relocation tax gross-up ($8,710), and 401(k) Plan match ($6,505)
Longe: Car allowance and personal gas usage ($14,164), executive disability insurance premium ($5,423), executive life insurance premium ($5,929), executive life insurance tax gross-up ($3,401), fitness reimbursement ($130), Employee Stock Purchase Plan match ($600), and 401(k) Plan match ($8,196)
Wilsted: Car allowance and personal gas usage ($12,470), executive disability insurance premium ($4,486), executive life insurance premium ($8,734), executive life insurance tax gross-up ($6,057), relocation expense ($17,695), relocation tax gross-up ($9,986), fitness reimbursement ($287), Employee Stock Purchase Plan match ($600), and 401(k) Plan match ($5,626)
Smith: Personal use of Company-leased vehicle ($15,425), executive disability insurance premium ($3,656), executive life insurance premium ($3,846), executive life insurance tax gross-up ($2,723), tax preparation fees ($640), tax preparation tax gross-up ($453), Employee Stock Purchase Plan match ($500), 401(k) Plan match ($4,529), severance costs including cash ($273,421), outplacement ($10,000), insurance premiums ($19,463), car lease ($14,261), consulting fees ($18,055), expense to accelerate vesting of restricted stock awards ($54,768) and expense for modifications to stock options ($50,044). Please refer to "Other Fiscal 2009 Compensation Matters" of the Compensation Discussion and Analysis for more information in connection with Mr. Smith's termination of employment.

Grants of Plan-Based Awards For 2009

The following table provides information regarding stock options, restricted shares and cash incentive awards granted during 2009 to the Named Executive Officers listed in the Summary Compensation Table. In assessing these values, it should be kept in mind that no matter what theoretical value is placed on a stock option or restricted stock award on the date of grant, its ultimate value will be dependent on the market value of the Company's stock at a future date, and that value will depend on the efforts of such executives to foster the future success of the Company for the benefit of not only the executives, but all stockholders.

		Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units (3)	All Other Option Awards: Number of Securities Underlying Options (4)	Exercise or Base Price of Option Awards(5)	Grant Date Fair Value of Stock and Option Awards(6)
Name (a)	Grant Date (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/share) (k)	($) (l)
Dale G. Barnhart		183,330	366,660	403,326							
	1/12/2009				24,000	30,000	36,000				157,500
	12/11/2009				37,600	47,000	56,400				260,380
	12/11/2009				37,600	47,000	56,400				260,380
	12/11/2009								44,000	5.54	135,608
Erika H. Turner		7,404	14,808	16,289							
	11/4/2009							5,000			27,550
	11/4/2009								12,000	5.51	36,730
	12/11/2009				5,600	7,000	8,400				38,780
	12/11/2009				9,600	12,000	14,400				66,480
	12/11/2009								2,000	5.54	6,164
Peter V. Ferris		23,829	95,314	104,845							
	1/12/2009				8,000	10,000	12,000				52,500
	12/11/2009				7,200	9,000	10,800				49,860
	12/11/2009				8,000	10,000	12,000				55,400
	12/11/2009								8,200	5.54	25,272
Kevin T. Longe		29,216	116,864	128,550							
	1/12/2009				8,000	10,000	12,000				52,500
	12/11/2009				8,000	10,000	12,000				55,400
	12/11/2009				8,000	10,000	12,000				55,400
	12/11/2009								9,500	5.54	29,279
Joseph K. Wilsted		28,615	114,460	125,906							
	1/12/2009				8,000	10,000	12,000				52,500
	12/11/2009				8,000	10,000	12,000				55,400
	12/11/2009				8,000	10,000	12,000				55,400
	12/11/2009								9,500	5.54	29,279
Thomas P. Smith(7)		42,213	84,425	92,868							
	1/12/2009				3,200	4,000	4,800				21,000

(1) The amounts shown as Estimated Future payouts Under Non-Equity Incentive Award Plans represent potential cash payouts to the named persons under the AIP for salaried employees with respect to Company and individual performance during 2009. Under the terms of the AIP, for Corporate headquarters participants, a bonus is earned when the consolidated operating income or consolidated free cash flow target ranges are met. For business unit participants, bonus is earned when consolidated operating income or consolidated free cash flow target ranges or business unit operating income or business unit free cash flow target ranges are met. The amount shown in the "threshold" column represents the amount payable upon the achievement of the minimum consolidated operating income or free cash flow thresholds and respective individual business unit operating income or free cash flow thresholds. The amount shown in the "target" column represents the amount payable at one times the target bonus opportunity. Under the terms of the AIP, the maximum payout is one hundred and 10% of the individual's target bonus. See the "Fiscal Year 2009 Summary Compensation Table" above for amounts actually paid. For Ms. Turner and Mr. Smith, the estimated payouts are based on pro-rated annual base earnings.

(2) The amounts shown in column (f) reflect the performance-based shares that will be awarded if 80% of the target is achieved, column (g) reflects the performance-based shares that will be awarded if the target performance is achieved, and column (h) reflects the performance-based shares that will be awarded if the maximum target is achieved.

(3) The amounts shown in column (i) reflect the number of shares of time-based restricted stock granted to each Named Executive Officer under the Stock Plan.

(4) The amounts shown in column (j) reflect the number of option awards granted to each Named Executive Officer as stock option awards under the Stock Plan.

(5) The amounts shown in column (k) represent the exercise price of the stock option award granted to each Named Executive Officer in column (j) under the Stock Plan. This amount is the price per share the Named Executive Officer will pay to purchase each option once it has become exercisable.

(6) The amounts shown in column (l) represent the fair value of the restricted stock at the closing price on the grant date, and stock option awards on the grant date, using the Black-Scholes pricing model.

(7) Mr. Smith's grant of 4,000 performance-based shares, reflected in column (g) was forfeited on November 3, 2009. Please refer to "Other Fiscal 2009 Compensation Matters" of the Compensation Discussion and Analysis for more information in connection with Mr. Smith's termination of employment.

Outstanding Equity Awards at Fiscal Year-End 2009

The following table provides a list of outstanding equity awards for each Named Executive Officer as of December 31, 2009.

	Option Awards					Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options (1) (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested(1) (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested(2) ($) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested(3) (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested(4) ($) (j)
Dale G. Barnhart						10,000	52,100		
Dale G. Barnhart	15,000	15,000		11.12	10/23/2017				
Dale G. Barnhart	2,000	2,000		9.70	12/02/2017				
Dale G. Barnhart						5,000	26,050		
Dale G. Barnhart	1,250	3,750		4.64	12/08/2018				
Dale G. Barnhart						7,500	39,075		
Dale G. Barnhart								30,000	156,300
Dale G. Barnhart								47,000	244,870
Dale G. Barnhart								47,000	244,870
Dale G. Barnhart		198		5.54	12/10/2019				
Dale G. Barnhart		43,802*		5.54	12/10/2019				
Erika H. Turner						5,000	26,050		
Erika H. Turner		12,000		5.51	11/3/2019				
Erika H. Turner		2,000		5.54	12/10/2019				
Erika H. Turner								7,000	36,470
Erika H. Turner								12,000	62,520
Peter V. Ferris	1,500	500		10.87	12/06/2016				
Peter V. Ferris						500	2,605		
Peter V. Ferris	5,000	5,000		9.70	12/02/2017				
Peter V. Ferris						3,000	15,630		
Peter V. Ferris	750	2,250		4.64	12/08/2018				
Peter V. Ferris						3,750	19,538		
Peter V. Ferris								10,000	52,100
Peter V. Ferris								9,000	46,890
Peter V. Ferris								10,000	52,100
Peter V. Ferris		8,200		5.54	12/10/2019				
Kevin T. Longe	11,250			7.65	12/06/2015				
Kevin T. Longe	3,750	1,250		10.87	12/06/2016				
Kevin T. Longe						1,500	7,815		
Kevin T. Longe	6,000	6,000		9.70	12/02/2017				
Kevin T. Longe						4,000	20,840		
Kevin T. Longe	750	2,250		4.64	12/08/2018				
Kevin T. Longe						3,750	19,538		
Kevin T. Longe								10,000	52,100
Kevin T. Longe								10,000	52,100
Kevin T. Longe								10,000	52,100
Kevin T. Longe		9,500		5.54	12/10/2019				
Joseph K. Wilsted						3,750	19,538		
Joseph K. Wilsted	2,500	7,500		12.75	8/5/2018				
Joseph K. Wilsted		9,500		5.54	12/10/19				
Joseph K. Wilsted								10,000	52,100
Joseph K. Wilsted								10,000	52,100
Joseph K. Wilsted								10,000	52,100
Thomas P. Smith	4,000			9.75	2/03/2010				
Thomas P. Smith	12,500			9.88	2/03/2010				
Thomas P. Smith	663*			9.85	12/11/2011				
Thomas P. Smith	24,337			9.85	2/03/2010				
Thomas P. Smith	2,646*			11.46	10/21/2013				
Thomas P. Smith	3,354			11.46	10/21/2013				
Thomas P. Smith	10,000*			11.08	12/07/2014				
Thomas P. Smith	10,000			7.65	12/06/2015				
Thomas P. Smith	3,000			10.87	12/06/2016				
Thomas P. Smith	3,500			9.70	12/02/2017				
Thomas P. Smith	3,000			4.64	12/08/2018				

(1) In general, the option and stock awards listed above vest at a rate of 25% per year over four years and expire in ten years.
(2) The amount shown in column (h) represents the value of the shares listed in column (g). The value was determined by multiplying the number of shares listed in column (g) by the fair market value of the Company stock on December 31, 2009.
(3) The performance-based share awards listed shall vest upon or after determination that the performance objective is satisfied.
(4) The amount shown in column (j) represents the value of the shares listed in column (i). The value was determined by multiplying the number of shares listed in column (i) by the fair market value of the Company stock on December 31, 2009.
* Denotes a non-qualified option.

Option Exercises and Stock Vested For 2009

The following table shows stock option exercises and vesting of restricted stock awards by the Named Executive Officers during 2009, including the aggregate value of gains on the date of exercise and stock acquired on vesting and the value realized on vesting.

	Option Awards		Stock Awards	
Named Executive Officer (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting[1] (#) (d)	Value Realized on Vesting[2] ($) (e)
Dale G. Barnhart	—	—	10,000	53,250
Erika H. Turner	—	—	—	—
Peter V. Ferris	—	—	3,250	18,363
Kevin T. Longe	—	—	4,750	26,838
Joseph K. Wilsted	—	—	1,250	5,125
Former Executive Officer				
Thomas P. Smith	—	—	7,000	36,470

(1) The amount shown in column (d) represents the number of shares of stock received in 2009 pursuant to the vesting of restricted stock awards. All awards were granted under the Stock Plan.

(2) The amount shown in column (e) represents the fair value of the shares listed in column (d). The fair value was determined by multiplying the number of shares listed in column (d) by the fair market value of the Company stock on the date the shares vested.

Pension Benefits for 2009

The following table summarizes the actuarial present value of accumulated benefits payable to each Named Executive Officer under the Company's Pension Plan, including the number of years of service credited to each. As stated in the Compensation Discussion and Analysis, benefits under the Lydall Pension Plan No. 1A (the "Pension Plan") were frozen as of June 30, 2006, and credited service is determined as of the last payroll period ending before June 30, 2006. Interest rate and mortality assumptions used to compute the present value of benefits are the same as used in the Company's financial statements, except no pre-retirement decrements are reflected in these calculations. The assumed retirement age is 65, the normal retirement age as defined in the Pension Plan. Please see the Compensation Discussion and Analysis for additional information.

Named Executive Officer (a)	Plan Name (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($) (d)	Payments During Last Fiscal Year ($) (e)
Dale G. Barnhart	—	—	—	—
Erika H. Turner	—	—	—	—
Peter V. Ferris	—	—	—	—
Kevin T. Longe	Lydall Pension Plan No. 1A	1.75	38,202	—
Joseph K. Wilsted	—	—	—	—
Former Named Executive Officer				
Thomas P. Smith	Lydall Pension Plan No. 1A	6.17	116,629	—

Potential Payments Upon Termination or Change-in-Control

The Company has entered into agreements with each of its Named Executive Officers, pursuant to which each such Named Executive Officer is entitled to specified compensation and benefits upon the termination of his or her employment, or any reduction in the Named Executive Officer's compensation, duties and responsibilities, either before or after a change in control.

These agreements generally provide that, if an executive's employment is terminated by the Company without "cause," or by the executive for "good reason," and such termination of employment does not occur within eighteen months of a "change in control," the Company will pay the executive a severance benefit equal to the sum of (i) an amount equal to the executive's annual base salary in effect immediately preceding the date of termination, and (ii) an amount equal to the average of the executive's annual bonuses for the three calendar years immediately preceding the date of termination (the "Severance Benefit"). The Severance Benefit generally are paid in equal installments spread over the twelve-month period beginning on the date of termination, unless the executive is deemed to be a "specified employee," as that term is defined in Section 409A of the Internal Revenue Code of 1986, as amended (a "Specified Employee"), in which case different payment rules apply. In the event that the executive elects to continue coverage under the Company's health plan pursuant to COBRA, for a period of up to twelve months the Company will pay the same percentage of the executive's premium for COBRA coverage for the executive and, if applicable, his or her spouse and dependent children, as the Company paid at the applicable time for coverage under such plan for actively employed members of senior management. In addition, for the period beginning on the date of the executive's termination of employment and ending on the earlier of (i) the date which is twelve months after the date of such termination of employment or (ii) the date on which the executive becomes eligible for life insurance benefits from another employer, the Company will continue to provide the life insurance benefits that the Company would have provided to the executive if the executive had continued in employment with the Company for such period, but only if the executive timely pays the portion of the premium for such coverage that members of senior management of the Company generally are required to pay for such coverage, if any. Finally, the executive is entitled to receive up to twelve months of outplacement services at a cost not to exceed $10,000. The Company's obligation to provide the foregoing severance benefits is subject to the executive's execution and delivery of a valid and binding release of all claims against the Company.

In the event that an executive's employment is terminated by the Company without "cause," or by the executive for "good reason," and such termination of employment occurs within eighteen months of a "change in control," (collectively, a "Change In Control Trigger") the Company will pay the executive an increased severance benefit (a "COC Severance Benefit") generally equal to two times the Severance Benefit described above, and such COC Severance Benefit shall be paid in a lump sum within thirty days after the date of termination, unless the executive is deemed to be a Specified Employee, in which case different payment rules apply. Upon the occurrence of such a Change In Control Trigger, the Company will also pay the executive a bonus for the year of termination in an amount equal to a specified portion of the executive's target bonus opportunity for the year of termination. In general, for a period of up to twenty-four months, the executive is entitled to remain covered by the medical, dental, life insurance, and if reasonably commercially available through nationally reputable insurance carriers, long-term disability plans of the Company that covered the executive immediately prior to the termination of his or her employment, as if he or she had remained in the employ of the Company. The executive also is entitled to receive the outplacement services described above and the vesting of all unvested stock options and restricted stock awards are accelerated in full. Finally, the executive is entitled to an automobile allowance for a period of up to twenty-four months.

Set forth below is a summary of the payments that would have been made to the each of the Named Executive Officers had the below-specified event occurred on December 31, 2009.

BENEFITS BY TRIGGERING EVENT ON DECEMBER 31, 2009	Dale G. Barnhart	Erika H. Turner	Peter V. Ferris	Kevin T. Longe	Joseph K. Wilsted	Thomas P. Smith[1]
Death						
Bonus — Bonus for the year of death equal to a pro rata portion of the average of the three highest annual bonuses earned in the five years preceding year of death	$ 37,500	$ —	$ —	$ 61,586	$ —	$ —
COBRA for family for 12 months, less employee contribution	5,087	—	—	12,324	12,337	—
Executive Life Insurance proceeds	1,833,300	825,000	—	877,275	885,000	—
Aggregate Total in Event of Death	**$1,875,887**	**$825,000**	**$ —**	**$ 951,185**	**$897,337**	**$ —**
Disability						
Base salary — 12 months, less payments made to Named Executive Officer under any Company disability programs	$ 158,325	$ —	$ —	$ 18,909	$ 64,894	$ —
Bonus — Pro rata bonus for the calendar year of termination	—	—	—	—	—	—
COBRA[2] for Named Executive Officer and family for 12 months, less employee contribution	10,097	—	—	12,324	12,337	—
Life Insurance[2,3] coverage for 12 months less employee contribution	20,572	—	—	5,977	8,782	—
Executive Disability Insurance proceeds	180,000	86,256	—	153,252	101,256	—
Aggregate Total in Event of Disability	**$ 368,994**	**$ 86,256**	**$ —**	**$ 190,462**	**$187,269**	**$ —**
Cause[4]						
No additional benefits	$ —	$ —	$ —	$ —	$ —	$ —
Aggregate Total in Event of Cause[4] Termination	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**
Non-cause Termination or Good Reason[5] Self Quit						
Severance — base salary for 12 months[6]	$ 458,325	$ 275,000	$ 238,285	$ 292,161	$ 286,150	239,785
Bonus — in an amount equal to the average of the three preceding years' annual bonuses earned, paid over 12 months[6]	37,500	—	41,995	61,586	—	33,636
COBRA[2] for Named Executive Officer and family for maximum of 12 months, less employee contribution	10,097	5,089	12,324	12,324	12,337	12,219
Life Insurance coverage for 12 months less employee contribution[2,3]	20,572	7,897	907	5,977	8,782	7,244
Outplacement services not to exceed $10,000	10,000	10,000	10,000	10,000	10,000	10,000
Consulting Services	—	—	—	—	—	18,055
Car allowance for 13 months	—	—	—	—	—	14,261
Aggregate Total in Event of Non-Cause Termination or Good Reason Self Quit	**$ 536,494**	**$297,986**	**$303,511**	**$ 382,048**	**$317,269**	**$335,200**
Change of Control Termination Benefit[7]						
Severance — Lump-sum severance benefit equal to two times annual base salary plus an average of the three highest annual bonuses earned in the five years preceding year of termination[8]	$ 991,650	$ 550,000	$ 560,560	$ 707,494	$ 572,300	$ —
Year of Termination Bonus — equal to a pro rata portion of target bonus opportunity, payable in a lump sum [8,9]	366,660	18,082	95,314	116,864	114,460	—
Medical, dental, life and if applicable, long term disability coverage for 24 months under the Company's plans, for Named Executive Officer and family, less employee contribution[3]	84,111	38,034	31,950	52,936	56,697	—
Stock option/award vesting acceleration[10]	765,402	125,040	190,144	205,774	175,837	—
Outplacement services not to exceed $10,000	10,000	10,000	10,000	10,000	10,000	—
Car allowance for 24 months; Ferris for 12 months	24,000	19,200	8,340	19,200	19,200	—
Aggregate Total in Event of Change of Control	**$2,241,823**	**$760,356**	**$896,308**	**$1,112,268**	**$948,494**	**$ —**

(1) The termination benefits provided to Mr. Smith as part of his termination of employment on November 3, 2009 are described in the "Other Fiscal 2009 Compensation Matters" of the Compensation Discussion and Analysis. The table does not include any hypothetical termination benefits for Mr. Smith since a termination trigger event for him actually occurred in 2009.

(2) Both COBRA and life insurance are limited to 12 months or until the date eligible for other coverage under another employer.

(3) If applicable insurance coverage is not available for the Named Executive Officer, the Company must arrange alternate coverage at a cost not to exceed 125% of the Company's group coverage cost.

(4) Cause is defined as (i) act or acts of dishonesty or fraud resulting or intended to result directly or indirectly in substantial gain or personal enrichment to which the executive was not legally entitled at the expense of the Company or any of its subsidiaries; (ii) willful material breach by executive of his or her duties or responsibilities resulting in demonstrably material injury to the Company or any of its subsidiaries; (iii) conviction of a felony or any crime of moral turpitude; (iv) habitual neglect or insubordination where executive has been given written notice but has failed to cure (where susceptible to cure) within 30 days following such notice; or (v) material breach by executive of his or her obligations under any non-compete agreements.

(5) Good reason is defined as: without the Executive's written consent i) a significant reduction in the scope of the Named Executive Officer's authority, functions, duties or responsibilities; ii) any reduction in the Named Executive Officer's base salary, other than an across-the-board reduction; iii) any material breach by the Company of any provision of the Agreement without the Named Executive Officer having committed any material breach of the Named Executive Officer's obligations, which breach is not cured within 30 days following written notice to the Company of such breach. Mr. Ferris does not have a Good Reason clause.

(6) If Named Executive Officer is covered by 409A, the first six months will be paid in a lump sum six months after termination date, with the remainder paid monthly.

(7) These benefits are paid if termination occurs within 18 months of a Change of Control, defined as (i) beneficial ownership by a third party of at least 25% of total voting power of all classes of stock of the Company; (ii) the election to the Board of a majority of Directors who were not approved by a majority of the current Directors; (iii) a stockholder approved liquidation of the Company, or merger or consolidation of the Company; or (iv) a sale or disposition of all or substantially all of the assets of the Company. Prior to any benefits being paid, the Named Executive Officer must execute a Release. The Agreement also provides that the Company shall pay all reasonable attorneys' fees incurred by the Named Executive Officer in seeking to enforce any right under the Agreement if and to the extent that the Named Executive Officer substantially prevails.

(8) If Named Executive Officer is covered by 409A, payment will be in a lump sum six months after termination date.

(9) If there is no expected bonus opportunity in year of termination, a bonus shall be paid equal to a pro rata portion of the prior year's awarded bonus.

(10) Under the Stock Plan, vesting of options and restricted stock awards would be accelerated for all optionees in the event of a change of control.

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The firm of PricewaterhouseCoopers LLP ("PwC") has audited the consolidated financial statements of Lydall for several years, and the Audit Review Committee desires to continue the services of this firm for the current fiscal year. The Audit Review Committee has, therefore, appointed PwC to serve as independent auditors to conduct an audit of the Company's consolidated financial statements for the fiscal year ending December 31, 2010. Representatives of PwC are expected to be present at the Annual Meeting, will have the opportunity to make a statement at the Annual Meeting if they desire to do so, and are expected to be available to respond to appropriate questions.

Appointment of the Company's independent auditors is not required to be submitted to a vote of the stockholders of the Company for ratification. However, the Audit Review Committee has recommended that the Board submit this matter to the stockholders as a matter of good corporate practice. If the stockholders fail to ratify the appointment, the Audit Review Committee will reconsider whether to retain PwC, and may retain that firm, or another, without resubmitting the matter to the Company's stockholders. Even if the appointment is ratified, the Audit Review Committee may, in its discretion, direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of the Company and the stockholders.

The Board recommends that stockholders vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as independent auditors for fiscal year 2010.

Principal Fees and Services

The following table presents fees for professional audit services for the audit of the Company's annual consolidated financial statements for fiscal years ended December 31, 2009 and December 31, 2008, and fees for other services rendered by PwC during those periods:

Fee Category:	**Fiscal 2009**	**% of Total**	**Fiscal 2008**	**% of Total**
Audit fees	$ 1,088,000	97.5%	$ 1,161,000	81.1%
Audit-related fees	—	—	—	—
Tax fees	28,000	2.5%	271,000	18.9%
All other fees	—	—	—	—
Total Fees	**$1,116,000**	**100%**	**$1,432,000**	**100%**

Audit fees are related to services rendered in connection with the annual audit of the Company's consolidated financial statements, including Sarbanes-Oxley Section 404 controls testing, the quarterly reviews of the consolidated financial statements included in the Company's quarterly reports on Form 10-Q and international statutory audits. The majority of the work was performed by full-time, permanent employees of PwC. Tax fees consisted primarily of tax compliance and advisory services. These services consisted of fees billed for professional services related to federal, state, local and international tax compliance. No portion of these fees was related to system design or implementation services.

All of the services described above were approved by the Audit Review Committee pursuant to the SEC rules that require audit committee pre-approval of audit and non-audit services. On an ongoing basis, management communicates specific projects and categories of services for which advance approval of the Audit Review Committee is required. The Audit Review Committee reviews these requests and advises management and the independent auditors if the Audit Review Committee pre-approves the engagement of the independent auditors for such projects and services. On a periodic basis, the independent auditors report to the Audit Review Committee the actual spending for such projects and services as compared with the approved amounts. The Audit Review Committee may delegate the ability to pre-approve audit and permitted non-audit services to a sub-committee or Chairperson of the Audit Review Committee, provided that any such pre-approvals are reported at the next Audit Review Committee meeting.

The Audit Review Committee has considered whether the services provided by PwC, other than audit services, are compatible with maintaining that firm's independence and has concluded that PwC is independent.

REPORT OF THE AUDIT REVIEW COMMITTEE

The Audit Review Committee (the "Committee") operates under a written Charter adopted and approved by the Board. The Charter, which defines the functions of the Committee, is reviewed annually and was last revised in December 2008. A link to the Committee's Charter can be found on *www.lydall.com.*

During 2009, all Directors who served on the Committee were "independent" for purposes of the NYSE Standards. The Board has determined that none of the Committee members has a relationship with the Company that would interfere with his/her independence from the Company and its management, and that each member is an "audit committee financial expert" as defined by the Securities and Exchange Commission.

Periodically, the Committee meets with management to consider the adequacy of the Company's internal controls and the objectivity and appropriateness of its financial reporting. The Committee also discusses these matters with PwC, the Company's independent auditors, appropriate Company financial personnel, and internal auditors, both separately and jointly. Independent and internal auditors of the Company have unrestricted access to the Committee.

Management has primary responsibility for the Company's financial statements and the overall reporting process, including the Company's system of internal controls. The independent auditors audit the annual financial statements prepared by management; express an opinion as to whether those financial statements fairly present the financial position, results of operations and cash flows of the Company in conformity with accounting principles generally accepted in the United States of America; and discuss with the Committee the Company's significant accounting policies, accounting estimates and management judgments reflected in the financial statements, audit adjustments arising from the audit, and other matters in accordance with Statement on Auditing Standards No. 61, "Communications with the Audit Committee."

This year, the Committee reviewed the Company's audited financial statements for the fiscal year ended December 31, 2009, and met with both management and PwC to discuss those financial statements. Management has represented to the Committee that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America. PwC has reported to the Committee that such financial statements, present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America.

At each regularly scheduled Committee meeting during 2009, the Committee monitored and discussed with management and PwC the status of the Company's compliance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Committee also reviewed and discussed with management and PwC, management's and PwC's report and attestation on internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002.

The Committee has received from, and discussed with, PwC the written disclosure and the letter required by the Public Company Accounting Oversight Board relating to that firm's independence from the Company.

Based on management's representation that the financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and on PwC's report on such financial statements, the Committee has recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009.

Kathleen Burdett, Chairperson
Matthew T. Farrell
Suzanne Hammett
S. Carl Soderstrom, Jr.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

The Company's Bylaws set forth the procedures a stockholder must follow to nominate a person for election to the Board or to bring other business before a stockholder meeting. In accordance with the Bylaws, a stockholder may nominate a person for election to the Board or propose other business to be considered by the stockholders at an Annual Meeting only if the stockholder is entitled to vote at the meeting and has complied with the notice procedures set forth in the Bylaws and was a stockholder of record at the time such notice was delivered to the Secretary of the Company.

Timeliness of Notice

For nominations or other business to be properly brought before an Annual Meeting, a stockholder must have given timely notice thereof in writing to the Secretary of the Company and such other business must otherwise be a proper matter for stockholder action. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Company not less than sixty days nor more than ninety days prior to the first anniversary of the preceding year's Annual Meeting; provided, however, that in the event the date the Annual Meeting is called for is a date that is not within thirty days before or after such anniversary date, notice by the stockholder to be timely must be so delivered not later than the close of business on the tenth day following the day on which such notice of the date of the Annual Meeting was mailed or public announcement of the date of the Annual Meeting was made, whichever first occurs.

Contents of Notice for Stockholder Nominations

The stockholder's notice of nomination must provide the information stipulated in the Company's Bylaws, which includes, among other things, the following information with respect to each person whom the stockholder proposes to nominate for election or reelection as a Director: (i) the name, age, business address and residence address of the person, (ii) the principal occupation and employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person, and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder.

The stockholder's notice also must set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made: (i) the name and address of such stockholder and of such beneficial owner, as they appear on the Company's books, (ii) the class and number of shares of the capital stock of the Company which are owned beneficially and of record by such stockholder and such beneficial owner, as to the stockholder giving the notice, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to nominate the person named in its notice, (v) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends to (A) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee and/or (B) otherwise solicit proxies from stockholders in support of such nomination, and (vi) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies for election of Directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. The notice also must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serving as a Director if elected. The Company may require any proposed nominee to furnish such other information as it may reasonably require to determine the eligibility of such proposed nominee to serve as a Director of the Company.

Content of Notice for Other Stockholder Proposals

If a stockholder wishes to bring matters other than proposals for Director nominations before an Annual Meeting, the stockholder's notice must set forth for each item of business that the stockholder proposes for consideration (i) a description of the business desired to be brought before the stockholder meeting, (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Company, the language of the proposed amendment), (iii) the reasons for conducting such business at the stockholder meeting, (iv) any material interest in such business of such stockholder and the beneficial owner, if any, on whose behalf the proposal is made; and (v) any other information relating to the stockholder, the beneficial owner, or proposed business that would be required to be disclosed in a proxy statement or other filing in connection with solicitations of proxies relating to the proposed item of business pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder. The stockholder's notice also shall set forth as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made, certain additional information similar in nature and scope to the additional information required of a stockholder making a nomination for Director. The Company may require the stockholder to furnish such other information as it may reasonably require to determine whether each proposed item of business is a proper matter for stockholder action.

Consequences of Failure to Comply

Any stockholder proposal or nomination which does not comply with the procedures set forth in the Bylaws (or other applicable law) will be disregarded, and the stockholder will not be permitted to nominate his or her candidate for election to the Board or bring any other business before the stockholder meeting.

Stockholders May Request Copies of Applicable Bylaws

A copy of the Bylaw provisions discussed above was filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K dated March 12, 2004 and may be obtained by writing to the Company at Lydall, Inc., P.O. Box 151, Manchester, CT 06045-0151, Attention: Vice President, General Counsel and Corporate Secretary.

Stockholder Proposals for 2011 Annual Meeting

Proposals of stockholders of the Company that are intended to be presented at the Annual Meeting to be held in 2011, and which stockholders desire to have included in the Company's proxy materials relating to such meeting, must be received by the Company no later than November 19, 2010, which is 120 calendar days prior to the first anniversary of the mailing date for this year's Proxy Statement, and must be in compliance with applicable laws and regulations in order to be considered for possible inclusion in the Proxy Statement for that meeting.

YOUR VOTE IS IMPORTANT!

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING. HOWEVER, TO ENSURE THAT YOUR SHARES ARE REPRESENTED AT THE MEETING, PLEASE SUBMIT YOUR PROXY OR VOTING INSTRUCTIONS (1) OVER THE INTERNET, (2) BY TELEPHONE OR (3) BY MAIL. PLEASE SEE THE INSTRUCTIONS ON THE PROXY AND VOTING INSTRUCTION CARD. SUBMITTING A PROXY OR VOTING INSTRUCTIONS WILL NOT PREVENT YOU FROM ATTENDING THE ANNUAL MEETING AND VOTING IN PERSON, IF YOU SO DESIRE, BUT WILL HELP THE COMPANY SECURE A QUORUM AND REDUCE THE EXPENSE OF ADDITIONAL PROXY SOLICITATION.


Lydall

LYDALL, INC.
ONE COLONIAL ROAD
MANCHESTER, CT 06042

WWW.LYDALL.COM

FINANCIAL HIGHLIGHTS

IN THOUSANDS EXCEPT PER-SHARE AMOUNTS	2009	2008
For the year ended December 31,		
Net sales	$ 248,947	$ 305,716
Gross margin	$ 33,465	$ 62,880
Gross margin percentage	13.4%	20.6%
Impairment of goodwill and long-lived assets	$ -	$ 17,409
Operating loss from continuing operations	$ (17,318)	$ (9,487)
Net loss	$ (14,158)	$ (5,036)
Diluted (loss) earnings per common share from continuing operations	$ (0.85)	$ (0.37)
Diluted (loss) earnings per common share	$ (0.85)	$ (0.31)
Weighted average common stock and equivalents outstanding	16,567	16,458
As of December 31,		
Cash	$ 22,721	$ 13,660
Total assets	$ 224,952	$ 235,749
Working capital	$ 60,810	$ 60,466
Current ratio	2.5:1	2.7:1
Net cash provided by operating activities	$ 14,067	$ 20,098
Long-term debt, including current portion	$ 6,751	$ 8,154
Stockholders' equity	$ 156,808	$ 166,145
Total debt to total capitalization	4.1%	4.7%
Market capitalization	$ 89,086	$ 96,224
Closing price - NYSE	$ 5.21	$ 5.75

TO SHAREHOLDERS AND EMPLOYEES

In my second full year as Lydall's President and Chief Executive Officer, I believe that we are well on our way to becoming a world class organization that values progress and corporate achievement. In 2009, our employees rose to the challenges of a weak economic environment by continued cost reductions, liquidity improvements, and operational and process improvements through our Lydall Lean Six Sigma program. Our employees continue to exhibit extraordinary motivation and drive notwithstanding a year that saw unprecedented declines in our markets.

While global economic conditions severely impacted our financial results in 2009, we remained focused on Lydall's growth strategy that I outlined in last year's letter. This strategy includes: (i) organic growth from new product development; (ii) geographic expansion into Asia and Europe; (iii) Lydall Lean Six Sigma ("LLSS"); and (iv) acquisitions of product lines and/or businesses that will contribute to our identified growth markets.

In spite of anemic global economic conditions during 2009, we had strong performance in many areas. The following are among the most notable.

2009 BUSINESS HIGHLIGHTS

Sales increased each quarter during 2009

- Moderate recovery in many markets we serve
- Sequential quarterly improvement in revenues with nearly 10% increase in the fourth quarter of 2009 compared to the third quarter of 2009

Cash increased by 66% during the year

- Net cash from operations of $14.1 million even while reporting a net loss of $14.2 million
- Through LLSS and working capital management reduced inventory by $14.2 million, or 35%
- Cash balance at the end of 2009 of $22.7 million with no significant debt outstanding which was an improvement of $9.0 million over the course of the year

Market share gains in several of our businesses

- Innovative products and exceptional customer service
- Competitive position improved due to strong balance sheet

Capital spending judicious but without starving our growth initiatives

- Incurred only $6 million, which is less than 50% of annual depreciation
- Invested in our biodisposable bag manufacturing line and increased clean room capacity to enhance product offerings in the Vital Fluids business
- Invested in needled glass mat manufacturing equipment in the industrial thermal insulation business to provide growth in our Performance Materials segment

Backlog ended 2009 at a healthy $44.9 million

- Up 33% from 2008
- Increased further to $51.8 million at the end of January 2010



2009 BUSINESS PERFORMANCE

Performance Materials – During 2009, we continued to focus on delivering value-added products and developing new products in our filtration and industrial thermal insulation businesses. We commenced the commercialization of our Solutech membrane products that were acquired in late 2008. We believe the expected commercialization of Arioso™ high performance air filtration composite media for use in respirators, clean rooms, industrial dust collection, and bag house applications will expand our markets and will deliver sustainable competitive advantages. The investment in needled glass mat manufacturing equipment expands Lydall's high temperature insulation product offering. We believe that the markets in which we compete present long-term growth opportunities for Lydall through the introduction of new products, expansion of share in existing markets and penetration of new markets.

Thermal/Acoustical – We completed our North American automotive consolidation during 2009, which will reduce operating costs and enhance Lydall's competitive position in this segment. We also reorganized the management of our European operations during the year, and now have a streamlined global management structure. In the second half of 2009, we saw improving automotive market conditions in North America and Europe. Although automotive production has not recovered to levels prior to the recession, the industry saw 22% growth in production in the second half of 2009 over the first two quarters of 2009. Our Thermal/Acoustical segment sales increased by 35% over the same period as we gained market share in existing products and introduced new products in both North America and Europe. We achieved Tier One approved status at four Asian automotive manufacturers in North America and have begun shipping orders. Our strategy going into 2010 includes pursuing non-automotive products that leverage our current capabilities, including applications for appliances, military, and aerospace.

Vital Fluids – We continued to focus on the rapidly growing bio/medical life sciences market and invested in a new production line and clean room capacity for the manufacture of biodisposable bags. This allows us to expand our product offerings in life sciences which has outperformed other markets, and is expected to continue to be a growth area. Also during 2009, Vital Fluids penetrated the life sciences market further with Cell-Freeze®, a FDA cleared stem cell cryogenic storage container product. Going into 2010, our strategy is to increase our share in this rapidly growing market.

Affinity – Throughout 2009 we focused on developing a standard, configurable product offering that provides us with a high quality product at competitive prices. Towards the end of 2009, we commercialized this product. The semiconductor industry remained depressed during most of 2009 and as a result our revenues were significantly lower than prior year. However, we ended 2009 with an improved backlog for this business, which is an encouraging sign for the coming year.



2010 OUTLOOK

We begin 2010 with a strong balance sheet, some positive macro-economic signs and a healthy backlog in most of our businesses. Our strong financial position allows us to continue to pursue our growth strategy. We have embraced a LLSS culture at Lydall and, although we can always improve, we are seeing some of the benefits of our endeavors. I believe LLSS is a critical tool to assist us in meeting the objectives of our growth strategy and that we will continue to develop a competitive edge by our dedication to process improvements.

We approach 2010 cautiously as there is no assurance of a fully rebounding global economy. Irrespective of economic conditions, the Company will remain focused on LLSS, managing working capital and deploying our cash judiciously to support our growth initiatives. I believe Lydall is positioned very well to take advantage of improving market conditions and the management team and I look forward to a promising 2010.

DALE G. BARNHART
PRESIDENT AND CHIEF EXECUTIVE OFFICER

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2009

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission File Number: 1-7665



Lydall, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**06-0865505**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
One Colonial Road, Manchester, Connecticut	**06042**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: (860) 646-1233

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	*Name of each exchange on which registered*
Common Stock, $.10 par value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

On June 30, 2009, the aggregate market value of the Registrant's voting stock held by nonaffiliates was $55,950,000 based on the New York Stock Exchange closing price on that date. For purposes of this calculation, the Registrant has assumed that its directors and executive officers are affiliates.

On February 16, 2010, there were 17,096,422 shares of Common Stock outstanding, exclusive of treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Part III incorporates information by reference to the definitive Proxy Statement to be distributed in connection with the Registrant's Annual Meeting of Stockholders to be held on April 28, 2010.

The exhibit index is located on pages 37-39.

INDEX TO ANNUAL REPORT ON FORM 10-K

Year Ended December 31, 2009

The information called for by Items 10, 11, 12, 13 and 14, to the extent not included in this document, is incorporated herein by reference to such information included in the Company's definitive Proxy Statement to be filed with the Securities and Exchange Commission and distributed in connection with Lydall, Inc.'s 2010 Annual Meeting of Stockholders to be held on April 28, 2010.

PART I

Lydall, Inc. and its subsidiaries are hereafter collectively referred to as "Lydall," the "Company" or the "Registrant."

Item 1. BUSINESS

Lydall, Inc. has been incorporated in Delaware since 1987 after originally being incorporated in Connecticut in 1969. The principal executive offices are located in Manchester, Connecticut. The Company's subsidiaries design and manufacture specialty engineered filtration media, industrial thermal insulating solutions, automotive thermal and acoustical barriers, temperature-control equipment, medical filtration media and devices and biopharmaceutical processing components for demanding thermal/acoustical, filtration/separation and bio/medical applications.

Lydall serves a number of market niches. The Company's products are primarily sold directly to customers through an internal sales force and external sales representatives and distributed via common carrier. The majority of products are sold to original equipment manufacturers and tier-one suppliers. The Company competes through high-quality, specialty engineered innovative products and exceptional customer service. Lydall has a number of domestic and foreign competitors for its products, most of whom are either privately owned or divisions of larger companies, making it difficult to determine the Company's share of the markets served.

Thermal/Acoustical segment sales to the automotive market represented 51% of Lydall's net sales in 2009, 54% in 2008 and 55% in 2007. Sales to Ford Motor Company were $24.1 million, or approximately 10% of Lydall's 2009 net sales. Sales to Volkswagen were approximately 10% of net sales in 2008. Sales to Chrysler were approximately 10% of net sales in 2008 and 14% of net sales in 2007. No other single customer accounted for more than 10% of the Company's net sales in 2009, 2008 and 2007.

Foreign and export sales were 50% of net sales in 2009, 53% in 2008 and 48% in 2007. Export sales primarily to Europe, Asia, Mexico and Canada were $28.8 million, $44.0 million and $47.5 million in 2009, 2008 and 2007, respectively. Foreign sales were $96.3 million, $118.5 million and $105.7 million for the years ended December 31, 2009, 2008 and 2007, respectively. The decrease in export sales during 2009 was primarily related to lower export sales to Canada in the Performance Materials and Thermal/Acoustical segments. The decrease in foreign net sales during 2009 was primarily from the Germany automotive facility, included in the Thermal/Acoustical segment, as well as changes in foreign currency translation rates in 2009 compared to 2008.

Foreign operations generated operating income of $1.6 million, $8.3 million and $11.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Total foreign assets were $96.5 million at December 31, 2009 compared with $98.6 million at December 31, 2008.

The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and Proxy Statements are made available free of charge through the Investor Relations section of the Company's Internet website at www.lydall.com after such material is electronically filed with, or furnished to, the Securities and Exchange Commission (the Commission) and are also available on the Commission's website at www.sec.gov. Additionally, the public may read and copy any materials the Company files with the Commission at the Commission's Public Reference room located at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

The Company's Code of Ethics and Business Conduct for all employees and its Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Accounting and Financial Personnel can be obtained free of charge on the Company's website under the Corporate Governance section or by contacting the Office of the General Counsel, P.O. Box 151, One Colonial Road, Manchester, CT 06045-0151.

SEGMENTS

The Company's reportable segments are Performance Materials and Thermal/Acoustical. The Thermal/Acoustical segment reports the results of Lydall's automotive businesses. The Performance Materials segment reports the results of the filtration and industrial thermal insulation businesses. All other businesses are aggregated in Other Products and Services (OPS).

Performance Materials

The Performance Materials segment includes filtration media solutions for air, fluid power, industrial and life science applications and industrial thermal insulation solutions for building products, appliances, and energy and industrial markets.

Lydall air filtration products include LydAir®MG (Micro-Glass), LydAir®MB (Melt Blown), LydAir®SC (Synthetic Composite) and Arioso™ (Membrane Composite) media. These products constitute the critical media component of clean-air systems for applications in clean-space, commercial, industrial and residential HVAC, power generation, industrial processes and protection/ respiratory devices. Lydall has leveraged its extensive technical expertise and applications knowledge into a suite of media products covering the vast liquid filtration landscape across the engine and industrial and life science fields. The LyPore® and activated carbon containing ActiPure® media series address a variety of application needs including hydraulic filters, air-water and air-oil coalescing, industrial fluid processes, diesel filtration, biopharmaceutical pre-filtration and clarification, diagnostic tests, and drinking water filtration. The Company also manufactures Lydall Solupor® specialty microporous membranes that are utilized in various markets and applications including batteries, fuel cells and supercapacitors, air and liquid filtration, and transdermal drug delivery. Solupor® membranes are based on ultra-high molecular weight polyethylene and incorporate an uncommon combination of mechanical strength, chemical inertness, and high porosity in a unique open structure.

The industrial thermal insulation business develops unique high performance nonwoven veils, papers, mats and specialty composites for the building products, appliance, and energy and Industrial markets. The Manniglas® brand is diverse in its product application ranging from high temperature seals and gaskets in ovens and ranges to specialty veils for HVAC and cavity wall insulation. appLY™ Mat has been developed to expand Lydall's high temperature technology portfolio for broad application into the appliance market and supplements the Lytherm™ product brand, traditionally utilized in the industrial market for kilns and furnaces used in metal processing. Lydall's Cryotherm™, CRS-Wrap™ and Cryolite™ products are industry standards for state-of-the-art cryogenic insulation designs used by manufacturers of cryogenic equipment for liquid gas storage, piping, and transportation.

Net sales from the Performance Materials segment represented 39.4% of Lydall's net sales in 2009 compared with 36.5% in 2008 and 33.8% in 2007. Net sales generated by the international operations of the Performance Materials segment accounted for 29.8%, 27.6% and 27.1% of segment net sales in 2009, 2008 and 2007, respectively.

Thermal/Acoustical

The Thermal/Acoustical segment provides solutions to assist in noise and heat abatement into various global markets. Primary targets are the underbody, under hood and interior areas of cars, trucks, SUVs, heavy duty trucks, buses, military and recreational vehicles. Lydall shields an array of areas from heat (thermal) and sound (acoustical) sources, including areas bordering on fuel tanks, exhaust systems, engine compartments, HVAC, and electrical components. Lydall's patented products including ZeroClearance®, AMS®, dBCore® and LyTherm® are comprised of organic and inorganic fiber composites as well as metal combinations.

Thermal/Acoustical segment net sales represented 51.3% of the Company's net sales in 2009, 53.5% in 2008 and 55.3% in 2007. Net sales generated by international operations of the Thermal/Acoustical segment accounted for 51.4%, 52.4% and 42.2% of segment net sales in 2009, 2008 and 2007, respectively.

Other Products and Services

The components of OPS are Lydall's Vital Fluids business and Affinity® temperature control equipment business (Affinity) business.

The Vital Fluids business serves the life science industry offering specialty products for blood transfusion and cell therapy applications as well as Bio-Pak® single-use bioprocessing containers for containment of media, buffers and bulk intermediates used in biotech, pharmaceutical and diagnostic reagent manufacturing processes. Vital Fluids also offers Cell-Freeze®, a medical device used for cryogenic storage of peripheral blood stem cells. Its medical filter materials products are utilized in traditional blood filtration devices such as cardiotomy reservoirs and autotransfusion filters. Other products include specialty blood transfusion products, as well as medical filtration components used for surgical procedures.

The Affinity business designs and manufactures high precision, specialty engineered temperature-control equipment for demanding semiconductor, pharmaceutical, life sciences and industrial applications.

OPS net sales were 9.6% of the Company's net sales in 2009 compared with 10.4% in 2008 and 11.4% in 2007. There were no significant sales generated outside of the United States for OPS.

GENERAL BUSINESS INFORMATION

Lydall holds a number of patents, trademarks and licenses. While no single patent, trademark or license is critical to the success of Lydall, together these intangible assets are of considerable value to the Company.

The Company's business is generally not seasonal; however, results of operations are impacted by shutdowns at its European operations and at its North American and European automotive customers that typically occur in the third and fourth quarters of each year. Also, the Company's automotive businesses were impacted in 2009 by extended shut-downs at certain customers as they reorganized during bankruptcy proceedings. Lydall maintains levels of inventory and grants credit terms that are normal within the industries it serves. The Company uses a wide range of raw materials in the manufacturing of its products. The majority of raw materials used are generally available from a variety of suppliers.

The Company invested $7.9 million in 2009, $8.5 million in 2008 and $8.5 million in 2007, or approximately 3% of net sales for all years, in research and development to develop new products and to improve existing products. All amounts were expensed as incurred. Most of the investment in research and development is application specific. There were no significant customer-sponsored research and development activities during the past three years.

Lydall's backlog was $44.9 million at December 31, 2009, $33.8 million at December 31, 2008 and $50.6 million at December 31, 2007. Backlog at January 31, 2010 was $51.8 million. The increase in backlog at December 31, 2009 compared with December 31, 2008 was mainly due to marginal improvement in certain markets served by the Company during the fourth quarter of 2009. There are minimal seasonal aspects to Lydall's backlog as of the end of the Company's fiscal years.

No material portion of Lydall's business is subject to renegotiation of profits or termination of contracts or subcontracts at the election of any governmental body.

Lydall believes that its plants and equipment are in substantial compliance with applicable federal, state and local provisions that have been enacted or adopted regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment.

As of December 31, 2009, Lydall employed approximately 1,200 people. Four unions with contracts expiring on March 31, 2012 represent approximately 60 employees in the United States. All employees at the facilities in France and The Netherlands are covered under a National Collective Bargaining Agreement. Certain salaried and all hourly employees in Germany are also covered under a National Collective Bargaining Agreement. Lydall considers its employee relationships to be satisfactory and did not have any actual or threatened work stoppages due to union-related activities in 2009.

There are no significant anticipated operating risks related to foreign investment law, expropriation, or availability of material, labor or energy. The foreign and domestic operations limit foreign currency exchange transaction risk by completing transactions in functional currencies whenever practical or through the use of foreign currency forward exchange contracts when deemed appropriate.

Item 1A. RISK FACTORS

The Company's financial condition, operating results and cash flows can be impacted by a number of factors, including, but not limited to those described below, any one of which could cause the Company's actual results to vary materially from recent results or from Lydall's anticipated future results.

Worldwide Economic Cycles – The Company's 2009 operating results were negatively impacted by a global economic recession and economic uncertainties. Among other factors, disruptions in the global credit and financial markets, including diminished liquidity and credit availability, declines in consumer confidence and spending, declines in economic growth and increases in unemployment rates have caused economic instability. Worldwide economic cycles, and the effects on the markets in which the Company operates, are difficult to predict. These economic uncertainties affect the Company's businesses in a number of ways, including the results of operations and liquidity, as well as making it difficult to accurately forecast and plan Lydall's future business activities. The Company is unable to predict the timing and how the financial results will be impacted as the markets served begin to improve.

Doing Business in the North American and European Automotive Markets – The Company's Thermal/Acoustical segment accounted for approximately 51% of the Company's total net sales in 2009. Thermal/Acoustical segment net sales were to the automotive market, of which approximately 49% were to the North American market and 51% to the European market. The automotive products are thermal and acoustical barriers employed both inside and under the body of vehicles. During 2009, North American and European automakers significantly reduced their production of automobiles compared to levels in prior years due to the economic recession and reduced consumer demand for automobiles. Among other factors, the Company's automotive business could be impacted by:

- A further reduction in or dramatic fluctuation of consumer demand for automobiles, further financial difficulties faced by automakers and other automotive customers, including post-bankruptcy financial difficulties for Chrysler and General Motors, labor unrest and supply chain disruptions in the automotive industry.
- The failure of an automaker to timely, or ever, pay the Company amounts owed especially since receivables from automakers often comprise a material portion of overall account receivables.
- Consolidation among automotive parts suppliers and customers impacting the Company's ability to compete.
- Dependence on sales from large automotive manufacturers that have substantial bargaining power with respect to price and other commercial terms. In the event these customers are able to impose price reductions on Lydall's products, there can be no assurance that the Company will be able to offset such reduction by commensurate reductions in the Company's costs.
- The Company's prices may be "market tested" by its automotive customers as a way for those automotive customers to ensure global competitiveness. This "market testing" of products can put the Company in the position of either reducing prices prospectively on some parts, possibly resulting in reduced gross margin on the affected parts, or hold on pricing and risk the loss of business from the automotive customer.
- The Company could also be negatively impacted by certain automotive customers electing to source a bigger portion of their automotive parts from lower cost countries.
- The Company's ability to establish a position with Asian automotive manufacturers in North America.

Quarterly Results – The Company's quarterly results are subject to significant fluctuations. Operating results may fluctuate as a result of many factors, including size and timing of orders and shipments, loss of significant customers, product mix, technological change, fluctuations in manufacturing yields, competition and general economic conditions. In addition, the extent that revenue and asset utilization increase or decrease, the absorption of the Company's fixed costs will positively or negatively impact gross margins.

Accounting Estimates – Estimates and assumptions may affect the reserves that the Company has established to cover uncollectible accounts receivable, excess or obsolete inventory, fair market value write downs of certain assets, and various liabilities, and actual results could differ from those estimates.

Debt Covenants and Financing – The Company's domestic credit facility contains a number of affirmative and negative covenants, including financial covenants. If the Company is not able to satisfy covenants and other obligations under the facility, then the Company's ability to borrow funds from the facility could be restricted or not available. Moreover, the Company may not be able to obtain additional financing from other sources.

Raw Material Pricing and Supply – Raw material pricing and supply issues affect all of the Company's businesses and can influence results in the future. The Thermal/Acoustical segment uses aluminum and other metals to manufacture most automotive heat shields. The Thermal/Acoustical and Performance Materials segments use various fibers in manufacturing its products. If the prices of these raw materials increase, the Company may not have the ability to pass incremental cost increases on to its customers, thus negatively impacting Lydall's financial results. In addition, an interruption in the ability of the Company to source these materials could negatively impact operations and sales.

Energy Pricing – Increases in energy pricing can affect each of the Company's businesses and can influence results in the future. Higher energy costs at the Company's manufacturing plants or higher energy costs passed on from the Company's vendors could impact each businesses profitability.

International Operations – The Company believes that in order to be competitive and grow its businesses, it needs to maintain significant international operations. Foreign sales were $96.3 million, $118.5 million and $105.7 million in 2009, 2008 and 2007, respectively. Operations outside the United States are subject to inherent risks, including political and economic conditions in various countries, unexpected changes in regulatory requirements, longer accounts receivable collection cycles and potentially adverse tax consequences. These factors may have a material adverse effect on the Company's ability to generate sales outside the United States and, consequently, on its business and results of operations.

The Company is subject to exchange rate fluctuations that are beyond its control. The Company has sales and manufacturing activities in foreign countries. The Company's primary currency exposure is to the Euro, and to a lesser degree, the Japanese Yen and the British Pound Sterling. The Company's foreign and domestic operations limit foreign currency exchange transaction risk by completing transactions in functional currencies whenever practical or through the use of foreign currency forward exchange contracts when deemed appropriate. If the Company is not able to successfully hedge its currency exposure, changes in the rate of exchange between these foreign currencies and the U.S. dollar may negatively impact the Company's results of operations and cash flow. Also, the Company receives a material portion of its revenue from its foreign operations. For each reporting period, the Company translates the results of operations and financial condition of its foreign operations into U.S. dollars. Therefore, the Company's reported results of operations and financial condition are subject to changes in the exchange relationship between the U.S. dollar and any applicable foreign currency. Such changes affect the Company's results of operations and assets and liabilities as reported in its financial statements.

New Product Introductions – Improved performance and growth is partially dependent on new product introductions planned for the future. The timing and degree of success of new product programs could materially impact the Company's future results.

Product Performance – In the event that the Company's products fail to perform as expected, the Company may be subject to warranty claims from its customers. If such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, the Company may be subject to product liability lawsuits, product recalls and other claims. These types of claims could have a material impact on results of operations and cash flows should insurance not cover such claims or be an insufficient amount to cover such claims.

Company Size – The industries in which Lydall sells its products are highly competitive and many of the competitors are affiliated with entities which are substantially larger and which have greater financial, technical and marketing resources than the Company possesses. Because of the Company's size and product mix, Lydall may not be able to capitalize on changes in technology, competition and pricing as fully as its competitors.

Strategic Initiatives – As part of Lydall's business strategy, the Company continues to review various strategic and business opportunities to grow the business and also reviews its existing businesses to determine whether any of them should be modified or otherwise restructured. In addition, the Company continually explores its core markets for suitable strategic acquisitions, joint ventures, alliances and licensing agreements to supplement growth. Acquisitions place significant demands on the Company's administrative, operational and financial personnel and systems. Managing acquired operations entails numerous operational and financial risks, including difficulties in the assimilation of acquired operations, diversion of management's attention from other business concerns, managing assets in multiple geographic regions and potential loss of key employees and key customers of acquired operations. The Company cannot predict with certainty whether any recent or future strategic transactions will be beneficial to the Company.

Restructurings and Cost Reduction Activities – During 2009, the Company implemented workforce reductions and other cost reduction activities at certain businesses to address the slow-down in the markets for their products, including the completion of the consolidation of the North American automotive operations resulting in the closing of its St. Johnsbury, VT facility. The Company expects this consolidation to lower its operating costs and increase its manufacturing efficiencies. However, the Company cannot assure that as production levels increase this action will not result in unforeseen costs, disruptions in its operations, or other negative events that could result in failing to realize the projected benefits of the consolidation.

Attracting and Retaining Key Employees – The Company's success, in part, depends on key managerial, engineering, sales and marketing and technical personnel, as well as its ability to continue to attract and retain additional personnel. The loss of certain key personnel could have a material, adverse effect upon the Company's business and results of operations. There can be no assurance that Lydall can retain its key employees, or that it can attract similar additional employees in the future.

Lean Six Sigma Initiatives – The Company has implemented a Lean Six Sigma program which is aimed at improving processes and work flow, reducing costs and leveraging synergies across the Company to improve operating margins. There can be no assurance that future Lean Six Sigma initiatives will result in improved operating margins.

Environmental Laws and Regulations – The Company is subject to federal, state, local and foreign environmental, and health and safety laws and regulations that affect ongoing operations. In order to maintain compliance with such requirements, Lydall may incur increased capital costs and operating expenses. In addition, new laws and regulations, including legislation and regulation regarding climate change, discovery of previously unknown contamination, or the imposition of new clean-up requirements could require the Company to incur costs or become subject to new or increased liabilities that could have a material impact on results of operations and cash flows.

Intellectual Property – Lydall owns intellectual property, including patents and trademarks, that plays an important role in helping the Company to maintain its competitive position in a number of markets. Changes in the intellectual property landscape of markets in which the Company competes, and the potential assertion of intellectual property-related claims against Lydall, could materially impact the Company. Lydall's results of operations could also be adversely impacted if the Company does not maximize or successfully assert its intellectual property rights. In addition, significant technological developments by others also could materially and adversely affect the Company's business and results of operations and financial condition.

Legal Proceedings – The Company is involved in legal proceedings that, from time to time, are significant. These proceedings may include, without limitation, commercial or contractual disputes, intellectual property matters, personal injury claims and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse impact on the Company's results of operations and cash flows.

Tax Rate Changes – Changes in tax law and rates, changes in rules related to accounting for income taxes, or adverse outcomes from tax audits that regularly are in process in any of the jurisdictions in which the Company operates could also have a significant impact on the Company's overall effective rate in future periods. In addition, certain jurisdictions have statutory rates greater than or less than the United States statutory rate. As such, changes in the mix and source of earnings between jurisdictions could have a significant impact on the overall effective tax rate in future periods.

Disruptions to the Company's Operations – The capacity, reliability and security of the Company's information technology hardware and software infrastructure and the ability to expand and update this infrastructure in response to the Company's changing needs are important to the operation of the businesses. Any failure or inadequacy in the information technology infrastructure could harm Lydall's businesses and negatively impact results of operations and cash flows.

Also, a major disruption such as acts of war, terrorist attacks, and the threat of domestic and international terrorist attacks, a natural disaster, global warming, a fire, or labor strikes and work stoppages at any of the Company's facilities could result in a prolonged interruption of its business. Certain employees in the United States and Germany and all employees in France and The Netherlands are organized and covered by one or more collective bargaining agreements. Widespread work stoppages or a major disruption could have a direct negative impact on the Company's ability to conduct business, continue production, and on its operating results.

Item 1B. UNRESOLVED STAFF COMMENTS

None

Item 2. PROPERTIES

The principal properties of the Company as of December 31, 2009 are situated at the following locations and have the following characteristics:

Location	Primary Business Segment/General Description	Type of Interest
Hamptonville, North Carolina	Thermal/Acoustical – Product Manufacturing	Owned
St. Johnsbury, Vermont	Thermal/Acoustical – Formerly Product Manufacturing	Leased
Meinerzhagen, Germany	Thermal/Acoustical – Product Manufacturing	Owned
Saint-Nazaire, France	Thermal/Acoustical – Product Manufacturing	Leased
Green Island, New York	Performance Materials – Specialty Media Manufacturing	Owned
Rochester, New Hampshire	Performance Materials – Specialty Media Manufacturing	Owned
Saint-Rivalain, France	Performance Materials – Specialty Media Manufacturing	Owned
Geleen, The Netherlands	Performance Materials – Specialty Media Manufacturing	Leased
Heerlen, The Netherlands	Performance Materials – Specialty Media Manufacturing	Leased
Winston-Salem, North Carolina	Other Products and Services – Biomedical Products Manufacturing	Leased
Ossipee, New Hampshire	Other Products and Services – Product Manufacturing	Owned
Manchester, Connecticut	Corporate Office	Owned

For information regarding lease obligations, see Note 16 to the Consolidated Financial Statements. Lydall considers its properties to be in good operating condition and suitable and adequate for its present needs. Except for the Company's St. Johnsbury, VT facility, all properties are being appropriately utilized consistent with experience and demand for the Company's products. During the second quarter of 2009, the Company completed the consolidation of its St. Johnsbury, VT manufacturing facility into its Hamptonville, NC facility. During the fourth quarter of 2009, the Company ceased operations at the St. Johnsbury, VT facility. As a result, the Company estimated the fair value of the remaining lease payments expected to occur through the third quarter of 2011 and recorded a lease termination charge of $0.7 million in the fourth quarter of 2009. In addition to the properties listed above, the Company has several additional leases for sales offices and warehouses in the United States, Europe and Asia.

Item 3. LEGAL PROCEEDINGS

A former employee filed suit against Lydall on January 25, 2008, in the Connecticut Superior Court in Hartford, Connecticut, alleging that Lydall breached his employment and stock option agreements and asserting that he is entitled to severance and other benefits pursuant to his employment agreement. He also claimed damages due to alleged harm to his reputation. The initial complaint was subsequently amended to allege violations of the Connecticut Unfair Trade Practices Act (CUTPA) and the Employee Retirement Income Security Act of 1974 (ERISA), as well as the spoliation of evidence. On May 4, 2009, the plaintiff filed a Motion for Default alleging that Lydall repeatedly failed to comply with its discovery obligations and intentionally destroyed records. Lydall filed an objection to the Motion for Default. Although Lydall has objected to it, the Court has not ruled on the Motion for Default. On September 3, 2009, the plaintiff filed a Motion to Cite In Lydall's former General Counsel as an additional named defendant alleging the deliberate and intentional spoliation of evidence. The Motion to Cite In was granted by the Court on October 7, 2009, and Lydall's former General Counsel has been added as a party to the action. Lydall filed a Motion to Strike the CUTPA claim on June 24, 2009, and this motion was granted on October 7, 2009. Lydall filed a Motion for Summary Judgment on August 28, 2009, asking the court to dismiss the plaintiff's case on the basis that he did not file his employment claim prior to the expiration of the one-year statute of limitations set forth in his employment agreement. The Court has not ruled on the Summary Judgment Motion. The plaintiff filed a Fourth Amended Complaint against Lydall and Lydall's former General Counsel on November 10, 2009, in which the plaintiff asserted causes of action against Lydall for breach of his employment agreement and stock option agreements, violations of ERISA, and spoliation of evidence. The plaintiff also asserted causes of action for spoliation against Lydall's former General Counsel in that complaint. The Fourth Amended Complaint does not allege a violation of CUTPA. Lydall filed an Answer on January 11, 2010, denying plaintiff's substantive allegations. Lydall's Answer contains Special Defenses. Lydall's former General Counsel also filed an Answer to the Fourth Amended Complaint on January 11, 2010, denying plaintiff's substantive allegations. Her Answer also contains Special Defenses. In response to a request from Lydall's former General Counsel for Advancement and Indemnification of legal fees and expenses in connection with this action, Lydall informed its former General Counsel that she is entitled to advancement but that her request for indemnification is premature. The case is currently in the discovery phase and trial is scheduled for January 2012.

On January 29, 2010, the plaintiff filed a Verified Complaint for Advancement and Indemnification in the Delaware Chancery Court seeking advancement of legal fees and expenses he alleges he has incurred in connection with the above-described action and seeking indemnification. The plaintiff is also seeking interest on those amounts. In response to an earlier request from the plaintiff for advancement and indemnification of legal fees and expenses in connection with the above-described action, Lydall had informed him that his Indemnification Agreement with Lydall, Lydall's Restated Certificate of Incorporation, and Section 145 of the Delaware General Corporation Law do not entitle him to advancement of legal fees and expenses in connection with the above-described action and that his request for indemnification was premature. Lydall's response to the Verified Complaint for Advancement and Indemnification must be filed with the Chancery Court on or by February 25, 2010.

A suit was filed against a Lydall subsidiary on March 31, 2005, in the Vermont Superior Court by a safety equipment supplier, by and through its alleged assignee, with respect to personal injuries allegedly suffered by the alleged assignee – a non-employee temporary worker. The plaintiff alleges that the Company removed safety equipment that would have prevented the injury. The Vermont Superior Court granted two motions for partial summary judgment filed by Lydall. In December 2007, the plaintiff appealed to the Vermont Supreme Court. The Vermont Supreme court issued an order on September 4, 2009, overturning the lower Court's grant of summary judgment in the Company's favor and remanding the case back to the Superior Court for further proceedings. Discovery is ongoing and the Superior Court has instructed the parties to be ready for trial on March 1, 2011.

The Company believes that it has meritorious defenses against each of the above claims and intends to contest them vigorously. While it is not possible to predict or determine the outcomes of the claims or to provide possible ranges of losses that may arise, the Company believes the losses associated with all of these actions will not have a material adverse effect on the Company's consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations of any one period. As of December 31, 2009, there were no reserves recorded by the Company related to these claims because Lydall believes such claims are without merit.

By letter dated June 13, 2006, Lydall notified a competitor of its potential infringement of one of the Company's patent protected product lines and advised the company to cease production of its product. On January 24, 2007, the competitor filed a patent declaratory action in Federal Court. Subsequently, the Company filed a patent infringement action on June 8, 2007. The Court held a hearing on May 28, 2008, on the construction of the primary claim of the patent. The Court's ruling on construction of the claim was not favorable to Lydall. On November 19, 2008, a stipulated order was issued whereby the Company and the competitor agreed to enter judgment in favor of the competitor, which allowed the Company to appeal the Court's construction ruling. On

December 12, 2008, Lydall filed a Notice of Appeal in the United States Court of Appeals. The Court issued its opinion on September 8, 2009, denying the Company's appeal. Lydall has not pursued further appeals. The Company expects that certain of Thermal/Acoustical products could be subject to increased competition.

In addition, Lydall is subject to legal proceedings, claims and investigations that arise in the ordinary course of business such as, but not limited to, patent, employment, commercial and environmental matters. Although there can be no assurance, there are no such matters pending that are expected to be material with respect to the Company's business, results of operations or cash flows.

See Note 16 in the Consolidated Financial Statements for discussion of other contingencies and environmental matters.

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of security holders during the fourth quarter of 2009.

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Lydall, Inc. or its subsidiaries, together with the offices presently held by them, their business experience since January 1, 2005, and their age as of March 1, 2010, the record date of the Company's 2010 Annual Meeting, are as follows:

Name	Age	Title	Other Business Experience Since 2005
Dale G. Barnhart	57	President, Chief Executive Officer and Director	Chief Executive Officer, Synventive Molding Solutions (until August 2007)
Erika H. Turner	54	Vice President, Chief Financial Officer and Treasurer	Chief Financial Officer, Superior Industries International (February 2008 – November 2009); Chief Financial Officer and Vice President of Finance, Monogram Systems (until February 2008)
Mona G. Estey	55	Vice President, Human Resources	
Paul G. Igoe	47	Vice President, General Counsel and Secretary	Associate General Counsel and Assistant Corporate Secretary, Teradyne, Inc. (until September 2009)
Peter M. Kurto	44	Vice President, Business Development and Investor Relations	Global Marketing Director, Imerys – Filtration Division (August 2006 – September 2008); Intermediates Business Leader, General Electric Co. – Plastics Division (until August 2006)
Joseph K. Wilsted	54	President, Lydall Thermal/Acoustical, Inc., Global Automotive	Senior Vice President Finance and Administration, FormTech Industries LLC (April 2007 – May 2008); Senior Vice President and CFO (January 2006 – March 2007) and Senior Vice President of Operations and Corporate Development (October 2005 – January 2006), The Greenbrier Companies, Inc.; Vice President of Finance and CFO, Bobcat Company (Ingersoll Rand Corporation) (until October 2005)
Peter V. Ferris	50	President, Charter Medical, Ltd.; President, Lydall Industrial Thermal Solutions, Inc;	Vice President of Strategic Marketing and Vice President of Corporate Marketing, Tyco International, Ltd. (until October 2006)
Kevin T. Longe	50	President, Lydall Filtration/Separation, Inc.; President, Lydall Thermal/ Acoustical, Inc., Green Island	
James V. Laughlan	37	Principal Accounting Officer and Controller	Controller, Top-Flite Golf Company (until October 2005)

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

PRICE RANGE OF COMMON STOCK AND DIVIDEND HISTORY

The Company's Common Stock is traded on the New York Stock Exchange (NYSE) under the symbol LDL. Shares totaling 22,062,283 and 31,124,678 were traded during 2009 and 2008, respectively. The table below shows the range of reported sale prices on the NYSE Composite Tape for the Company's Common Stock for the periods indicated. As of February 16, 2010, 3,859 stockholders of record held 17,096,422 shares of Lydall's Common Stock, $.10 par value.

	High	Low	Close
2009			
First Quarter	**$6.07**	**$1.93**	**$2.97**
Second Quarter	**4.67**	**2.83**	**3.40**
Third Quarter	**6.00**	**2.82**	**5.26**
Fourth Quarter	**6.54**	**4.45**	**5.21**
2008			
First Quarter	$11.66	$ 8.32	$11.45
Second Quarter	15.82	10.45	12.55
Third Quarter	16.45	8.95	9.63
Fourth Quarter	9.94	2.82	5.75

The Company does not pay a cash dividend on its Common Stock, and the Company's domestic credit facility entered into on March 11, 2009 prohibits the payment of a cash dividend.

The following table provides information about the Company's Common Stock that may be issued upon exercise of options and rights under all of the Company's existing equity compensation plans at December 31, 2009. The number of securities remaining available for issuance at December 31, 2009 was 673,451 and includes 369,121 shares that may be issued as restricted stock, performance shares and other stock awards.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column a) (c)
Equity compensation plans approved by security holders	859,668	$8.77	673,451

ISSUER PURCHASES OF EQUITY SECURITIES

In August 2003, the Company's Board of Directors approved a Stock Repurchase Program (Repurchase Program) to mitigate the potentially dilutive effects of stock options and shares of restricted and unrestricted stock granted by the Company. Under the Repurchase Program, shares may be purchased by the Company up to the quantity of shares underlying options and other equity-based awards granted after January 1, 2003 under shareholder approved plans. The Company's domestic credit facility generally prohibits the Company's ability to repurchase common stock of the Company, subject to certain stated exceptions.

Should the Company have the ability to engage in repurchase activity in the future, the Company would take advantage of the safe harbor protections afforded by Rule 10b-18 promulgated under the Exchange Act, to engage in future repurchase activity in accordance with the provisions of the Exchange Act. As of December 31, 2009, there were 1,929,456 shares remaining available for purchase under the Repurchase Program. There was no repurchase activity under the Repurchase Program during 2009. Shares acquired by the Company during the quarter ended December 31, 2009 represent shares withheld by the Company pursuant to provisions in agreements with recipients of restricted stock granted under the Company's equity compensation plans requiring the Company to withhold the number of shares having fair value equal to each recipient's tax withholding due. The following table details the activity for the fourth quarter ended December 31, 2009.

Period	Total Number of Shares Purchased	Average Price per Share	Total Number of Shares Purchased as Part of a Publicly Announced Program	Maximum Number of Shares Remaining Available for Purchase Under the Plans or Programs
Activity October 1, 2009 - October 31, 2009	1,568	$ 5.00	—	1,492,671
Activity November 1, 2009 - November 30, 2009	2,203	$ 5.21	—	1,522,171
Activity December 1, 2009 - December 31, 2009	15,127	$ 5.65	—	1,929,456
Total	**18,898**	**$5.54**	**—**	**1,929,456**

Unregistered Sales of Equity Securities and Use of Proceeds

Lydall sponsored an Employee Stock Purchase Plan (the Plan) that provided a method by which participating employees may use voluntary, systematic payroll deductions to purchase shares of Company stock in open-market purchase transactions effectuated by a broker. The Plan included a Company matching contribution feature, pursuant to which the Company contributed an amount equal to 33 and 1/3 cents for each dollar contributed by a participating employee, up to a maximum of $150 per month. The broker accumulated the contributions and purchased shares of Company stock for participants in open market transactions on a monthly basis. The Company received no proceeds from the transactions. Nevertheless, because the Plan included a matching contribution feature, the Company may have been required to register the transactions under the Securities Act of 1933, and for many years, the Company prepared and filed appropriate registration statements on Form S-8. In connection with the preparation and filing of this report on Form 10-K, the Company concluded that a new registration statement should have been filed with respect to the Plan a number of years ago. During the past three years, an aggregate of approximately 150,000 shares of Company stock were acquired by participating employees pursuant to the Plan without having been registered. Because the transactions were not registered, certain Plan participants may have a right to rescind their transactions. Based on Lydall's current stock price, the Company does not believe that any liability for rescission would be material to the Company's consolidated financial position, statements of income or cash flows. The Plan has been suspended by the Company.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on Lydall's shares over the past five years with the cumulative total return on shares of companies comprising the Standard & Poor's SmallCap 600 Index and the Russell 2000 Index. Cumulative total return is measured assuming an initial investment of $100 on December 31, 2004, including reinvestment of dividends. Due to the diversity of niche businesses that the Company participates in, it is difficult to identify a reasonable peer group or one industry or line-of-business index for comparison purposes. Thus, Lydall has chosen to compare its performance to the Standard & Poor's SmallCap 600 Index and to the Russell 2000 Index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Lydall, Inc., The S&P Smallcap 600 Index
And The Russell 2000 Index


$140
$120
$100
$80
$60
$40
$20
$0
12/04
12/05
12/06
12/07
12/08
12/09

Lydall, Inc. — S&P Smallcap 600 — Russell 2000

	12/04	12/05	12/06	12/07	12/08	12/09
Lydall, Inc.	100.00	68.72	91.15	88.70	48.48	43.93
S&P Smallcap 600	100.00	107.68	123.96	123.59	85.19	106.97
Russell 2000	100.00	104.55	123.76	121.82	80.66	102.58

* $100 invested on 12/31/04 in stock or index-including reinvestment of dividends.
Fiscal year ending December 31.

Item 6. SELECTED FINANCIAL DATA

FIVE-YEAR SUMMARY

In thousands except per share amounts and ratio data	**2009**	2008	2007	2006	2005
Financial results from continuing operations					
Net sales	**$248,947**	$305,716	$320,917	$306,121	$287,278
(Loss) Income from continuing operations	**(14,158)**	(6,088)	8,558	9,094	4,471
Common stock per share data					
Diluted (loss) income from continuing operations	**$ (.85)**	$ (.37)	$ .52	$ .56	$ .28
Diluted income from discontinued operations	**$ —**	$ .06	$ .03	$ .07	$ .06
Cumulative effect of change in accounting principle	**$ —**	$ —	$ —	$ —	$ (.02)
Diluted net (loss) income	**$ (.85)**	$ (.31)	$ .55	$ .63	$ .32
Financial position					
Total assets	**$224,952**	$235,749	$258,584	$241,173	$248,249
Working capital	**60,810**	60,466	63,506	50,610	57,705
Long-term debt, net of current maturities	**5,220**	6,699	8,377	8,914	30,256
Total stockholders' equity	**156,808**	166,145	180,453	161,217	143,229
Property, plant and equipment					
Net property, plant and equipment	**$ 93,884**	$101,889	$107,332	$103,469	$103,458
Capital expenditures	**5,921**	12,037	14,610	11,182	15,175
Depreciation	**14,755**	15,671	15,070	15,130	15,020
Performance and other ratios					
Gross margin	**13.4%**	20.6%	22.6%	22.3%	20.7%
Operating margin	**(7.0)%**	(3.1)%	4.7%	4.4%	2.1%
Current ratio	**2.5:1**	2.7:1	2.4:1	2.2:1	2.4:1
Total debt to total capitalization	**4.1%**	4.7%	5.2%	5.9%	18.9%

Please read Item 7 (Management's Discussion and Analysis of Financial Condition and Results of Operations) and the Notes to the Consolidated Financial Statements for specific changes in the Company and the markets that provide context to the above data, including without limitation discussions concerning (i) how global economic uncertainties may affect the Company's future results; (ii) business combinations and dispositions of business operations that affect the comparability of the data set forth above; and (iii) 2008 impairment charges recorded by the Company associated with goodwill and long-lived assets.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

CAUTIONARY NOTE CONCERNING FACTORS THAT MAY AFFECT FUTURE RESULTS

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. In general, any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements within the meaning of Section 21E. Investors should be aware that such forward-looking statements are intended to provide management's current expectations for the future operating and financial performance of the Company based on assumptions believed to be valid at the time. All forward-looking statements involve risks and uncertainties that are difficult to predict. In particular, any statement contained in this Annual Report on Form 10-K, in press releases, written statements or other documents filed with the Securities and Exchange Commission, or in the Company's communications and discussions with investors and analysts in the normal course of business through meetings, phone calls and conference calls are subject to known and unknown risks, uncertainties and contingencies, many of which are beyond the control of the Company. Without limiting the generality of the foregoing, the words "believes," "anticipates," "may," "plans," "projects," "expects," "estimates," "forecasts," "predicts," "targets," and other similar expressions are intended to identify forward-looking statements in connection with the discussion of future operating or financial performance. These include, among others, statements relating to:

- Overall economic and business conditions and the effects on the markets in which the Company operates
- Future earnings and other measurements of financial performance
- Future cash flow and uses of cash
- Competitive factors in the industries and geographic markets in which the Company competes or may compete
- Significant changes in the North American or European automotive markets
- The cost and availability of raw materials and energy
- Product development and new business opportunities
- Benefits realized from savings and operating efficiency improvements as a result of Lean Six Sigma and operational excellence initiatives
- Estimates of restructuring costs and future savings to the Company
- Future amounts of stock-based compensation expense
- Pension plan assumptions and future expense and funding requirements
- Future levels of indebtedness and capital spending
- The Company's ability to meet financial covenants in its domestic credit facility
- Future effective income tax rates and realization of deferred tax assets
- The outcome of contingencies
- Future repurchases of the Company's common stock
- Benefits expected to be realized from recent acquisitions
- Future strategic acquisitions, joint ventures, alliances and licensing agreements

All forward-looking statements are inherently subject to a number of risks and uncertainties that could cause the actual results of the Company to differ materially from those reflected in forward-looking statements. See Item 1A. Risk Factors for a description of certain identified risks. The occurrence of one or more of these risks, or other unidentified risks, could cause Lydall's actual results to vary materially from recent results or from the anticipated future results.

Lydall does not undertake to update any forward-looking statement made in this report or that may from time to time be made by or on behalf of the Company.

OVERVIEW AND OUTLOOK

Lydall, Inc. has been incorporated in Delaware since 1987 after originally being incorporated in Connecticut in 1969. The principal executive offices are located in Manchester, CT. The Company's subsidiaries design and manufacture specialty engineered filtration media, industrial thermal insulating solutions, automotive thermal and acoustical barriers, temperature-control equipment, medical filtration media and devices and biopharmaceutical processing components for demanding thermal/acoustical, filtration/separation and bio/medical applications.

Business Environment Overview

The Company's 2009 operating results were negatively impacted by a global economic recession and economic uncertainties. Among other factors, disruptions in the global credit and financial markets, including diminished liquidity and credit availability, declines in consumer confidence and spending, declines in economic growth and increases in unemployment rates caused economic instability and significantly lower sales for the Company. Worldwide economic cycles, and the effects on the markets in which the Company operates, are difficult to predict. During the second half of 2009, most of the Company's businesses experienced marginal improvements in the markets they serve, but the Company is unable to predict the timing and extent to which Lydall's markets will continue to improve during 2010 and the resulting impact on the Company's 2010 financial results.

While global economic conditions negatively impacted the Company's financial results in 2009, the Company took many actions during the year to maintain a strong balance sheet and prepare for the future, including the following:

- Managing cash and working capital to improve liquidity. The Company generated $14.1 million in net cash flows from operating activities in 2009, primarily by reducing inventory levels from $40.8 million at December 31, 2008 to $26.6 million at December 31, 2009. Lydall's cash balance was $22.7 million at December 31, 2009 compared to $13.7 million at December 31, 2008;
- Reducing capital expenditures by $6.1 million in 2009, compared to 2008, while continuing to focus on executing growth strategies and investing in critical product offerings and technologies, including the focus on commercialization of a filtration membrane technology, an investment in needle glass mat equipment and growing the Company's Vital Fluids bio/medical life science business with a capital investment of $1.6 million in 2009;
- Completing the consolidation of the North American automotive facilities;
- Eliminating costs company-wide through various actions, including reduction in workforce. Overall, selling, product development and administrative expenses were lower by approximately 8% in 2009 compared to 2008;
- Executing a new domestic credit facility in March 2009, that provides the Company with credit availability to fund operations, capital investments and strategic transactions if needed. The Company had no borrowings against the facility at December 31, 2009;
- Continuing Lean Six Sigma and operational excellence initiatives in order to reduce costs, improve performance with customers and leverage synergies across the Company.

Operational Matters

Performance Materials Segment

The Performance Materials segment is comprised of Lydall's filtration media solutions for air, fluid power, industrial and life science applications and industrial thermal insulation solutions for building products, appliances, and energy and industrial markets. The Company engages with customers to deliver value-added products for their specific needs to differentiate Lydall's products from competitors. Lydall's filtration and industrial thermal insulation businesses are in markets that the Company believes present long-term growth opportunities for Lydall through the introduction of new products, expansion of share in existing markets and penetration of new markets.

Performance Materials net sales represented 39.4% of the Company's net sales in 2009. Throughout 2009, the filtration and industrial thermal insulation businesses were negatively impacted by global economic conditions resulting in less demand for Lydall's products compared to 2008. As a result of these conditions, net sales and operating income in 2009 for the Performance Materials segment were $98.0 million and $7.7 million, respectively, compared to net sales and operating income of $111.6 million and $15.5 million, respectively, in 2008.

The Performance Materials businesses experienced marginal improvement in the second half of 2009, compared to the first half of 2009, as net sales improved by approximately 15%. However, net sales in the last half of 2009 still remain below levels prior to the global economic recession. While there has been marginal improvement in certain markets in the last half of 2009, global economic uncertainties continue to affect the markets in which its businesses operate and make the Company's financial results difficult to predict going into 2010.

In 2010, the segment will continue to focus on commercializing Solupor® membrane technology gained in the Solutech acquisition. The primary focus will be on Arioso™ high performance air filtration composite media. This product line constitutes the media component of advanced clean-air systems for applications in clean-space, commercial, industrial and residential HVAC, power generation, industrial processes, and protection/respiratory devices.

Thermal/Acoustical Segment

The Thermal/Acoustical segment provides solutions to assist in noise and heat abatement in various types of automobiles. Lydall products shield several areas in automobiles from heat (thermal) and sound (acoustical) sources including the underbody, under hood and interior areas.

Segment net sales were $127.8 million, or 51.3%, of the Company's 2009 net sales, compared to $163.7 million, or 53.5% of Lydall's 2008 net sales. In 2009, the segment was impacted by significantly less demand for automobiles by consumers in the U.S. and Europe due to the global economic recession and restrictions on available credit for consumer automobile loans. As a result of lower production levels of automobiles, net sales from the Thermal/Acoustical segment were lower by $35.9 million, or 21.9%, in 2009 compared to 2008. According to a published automotive market forecasting service, production in North America and Europe of cars and light trucks in 2009 was lower by approximately 25%, or 8.3 million vehicles, as compared to 2008. In comparison to 2007, production of cars and light trucks in 2009 was lower by approximately 33%, or 12 million vehicles.

Operating loss for the segment in 2009 was $10.1 million compared with an operating loss of $6.1 million in 2008. Operating loss in 2008 was impacted by a goodwill impairment charge of $12.2 million and $1.6 million of restructuring related charges associated with the North American automotive facilities consolidation (NA Auto consolidation) into its Hamptonville, NC operation. In addition to the $35.9 million reduction in net sales in 2009 compared to 2008, the segment results were impacted by restructuring related charges of $5.8 million to complete the NA Auto consolidation. Beginning in the third quarter of 2009, the Company started to benefit from reduced operating costs as a result of the NA Auto consolidation. However, in the fourth quarter of 2009 as the volume of orders from customers increased, the Company incurred incremental ramp-up costs associated with the business transferred from the Company's Vermont facility. Higher labor costs and other operating costs associated with the performance of certain equipment and tools transferred from Vermont resulted in savings from the consolidation being partially offset by these higher manufacturing costs. The Company expects higher manufacturing costs to persist into the first quarter of 2010, but on an annualized basis, the Company expects to save approximately $3.5 million to $4.0 million in costs as a result of this consolidation.

While overall production of automobiles in the U.S. and Europe was significantly lower in 2009 compared to levels in 2008 and 2007, production of cars and light trucks was higher in the fourth quarter of 2009 compared to the third quarter of 2009 by approximately 11%. This increased production in the fourth quarter contributed to an increase of net sales of automotive parts of $5.3 million, or 19.3%, compared to the third quarter of 2009. While there has been marginal improvement in automobile production in the fourth quarter of 2009, volatile market conditions including dramatic fluctuations in consumer demand for automobiles continue to persist in the automotive market. As a result, global economic uncertainties make the Company's financial results difficult to predict going into 2010.

In 2010, the segment will also continue the long-term focus on expanding the Company's position with Asian automotive manufacturers in North America. The Company has been qualified as a supplier to multiple Asian manufacturers, quoted on automotive platforms, received orders and started to ship parts. Other areas of focus for 2010 will include the continued development of thermal/acoustical products for non-automotive applications, including aerospace, appliances and military applications.

Other Products and Services

The components of Other Products and Services (OPS) are Lydall's Vital Fluids business and Affinity® temperature control equipment business (Affinity) and collectively, OPS net sales represented 9.6% of the Company's net sales.

The Vital Fluids business, which serves the life science industry, reported net sales of $14.6 million and operating income of $0.2 million in 2009, compared to $16.6 million of net sales and $1.1 million of operating income in 2008. The Company is taking steps to increase its market share in the bioprocessing market. In support of this, the Company is investing approximately $3.2 million, including $1.6 million which was invested in 2009, to increase clean room space capacity and acquire new biodisposable bag manufacturing equipment.

Market conditions in the semiconductor industry continued to negatively impact capital equipment spending by that industry. As a result, Lydall's Affinity business, which primarily serves the semiconductor industry, reported net sales of $9.2 million and an operating loss of $2.7 million in 2009, compared to net sales of $15.1 million and an operating loss of $7.5 million in 2008. Affinity's 2008 operating loss included goodwill and long-lived asset impairment charges of $5.2 million.

CONSOLIDATED RESULTS OF OPERATIONS

Net Sales

(in thousands of dollars)	**2009**	**Percent Change**	2008	Percent Change	2007
Net sales	**$248,947**	**(18.6)%**	$305,716	(4.7)%	$320,917

The decrease in 2009 net sales of $56.8 million, compared with 2008, was primarily the result of lower net sales from the Company's Thermal/Acoustical segment of $35.9 million, or 21.9%. The Thermal/Acoustical segment is comprised of the Company's automotive businesses. Lower automotive parts net sales of $36.4 million were partially offset by improved automotive tooling net sales of $0.5 million. Performance Materials' segment net sales in 2009 decreased by $13.6 million, or 12.2%, compared to 2008, as filtration and industrial thermal insulation product net sales decreased by $4.2 million and $9.4 million, respectively. Net sales of OPS in 2009 decreased by $7.9 million, or 25.0%, compared to 2008, as net sales from the Vital Fluids business decreased by $2.0 million and net sales from the Affinity business decreased by $5.9 million. Foreign currency translation decreased net sales by $4.7 million for the current year, compared with 2008, impacting the Thermal/Acoustical segment by $3.2 million and the Performance Materials segment by $1.5 million.

The decrease in net sales in 2008 of $15.2 million, compared with 2007, was primarily the result of lower net sales from the Thermal/Acoustical segment of $13.7 million, including lower automotive parts net sales of $17.2 million, partially offset by improved automotive tooling net sales of $3.5 million. Also contributing to lower net sales in 2008 was decreased net sales from OPS of $4.9 million. The Vital Fluids business reported increased net sales of $1.9 million in 2008, which was offset by lower net sales from the Company's Affinity business of $6.8 million. Partially offsetting these decreases were higher Performance Materials segment net sales of $3.0 million in 2008 compared to 2007. Contributing to this increase was higher filtration media net sales of $2.0 million and industrial thermal insulation products of $1.0 million. Foreign currency translation increased net sales by $9.3 million in 2008, compared with 2007, impacting the Thermal/Acoustical segment by $6.8 million and the Performance Materials segment by $2.5 million.

Gross Margin

(in thousands of dollars)	**2009**	2008	2007
Gross margin	**$33,465**	$62,880	$72,433
Percentage of sales	**13.4%**	20.6%	22.6%

The decrease in gross margin percentage in 2009 compared to 2008 was primarily caused by lower gross margin percentage from the Thermal/Acoustical segment, and to a lesser extent, from the Performance Materials segment and from OPS, which were all significantly impacted by global economic conditions. A reduction in net sales of $56.8 million, including a decrease in Thermal/ Acoustical segment net sales of $35.9 million, resulted in higher per-unit manufacturing costs, as each unit absorbed a greater amount of fixed costs. Also, higher raw material costs in 2009, compared to 2008, contributed to lower gross margin percentage for the Thermal/Acoustical segment. Restructuring related charges of $5.7 million in 2009, associated with the NA Auto consolidation, negatively impacted gross margin percentage by approximately 230 basis points. Partially offsetting the above factors reducing gross margin percentage was savings realized from the Company's Lean Six Sigma program.

The decrease in gross margin percentage by 200 basis points in 2008 as compared to 2007 was caused by lower gross margin percentage from the Thermal/Acoustical segment. Contributing to this reduction was lower net sales of $13.7 million, which resulted in higher per-unit manufacturing costs due to each unit absorbing a greater amount of fixed costs, as well as increased raw material costs in 2008 as compared to 2007. Also, restructuring related charges of $1.5 million in 2008, associated with the NA Auto consolidation, negatively impacted gross margin percentage by approximately 50 basis points. Gross margin percentage in 2008 for the Performance Materials segment was essentially flat with 2007. OPS gross margin percentage in 2008 was essentially flat with 2007, as improvements in Vital Fluids' gross margin percentage were offset by reduced gross margin percentage from the Affinity business.

Selling, Product Development and Administrative Expenses

(in thousands of dollars)	**2009**	2008	2007
Selling, product development and administrative expenses	**$50,783**	$54,958	$57,281
Percentage of sales	**20.4%**	18.0%	17.8%

Selling, product development and administrative expenses decreased in 2009 by $4.2 million, or $3.5 million when excluding the impact of foreign currency translation, compared to 2008. The inclusion of expenses from the Solutech business, included in the Performance Materials segment and acquired in December 2008, resulted in an additional $2.3 million of selling, product development and administrative expenses in 2009. Including the results of the Solutech business, the overall reduction in selling, product development and administrative expenses in 2009 was primarily due to decreases in salaries and wages expense of $1.1 million, incentive compensation expense of $0.7 million, sales commission expenses of $0.8 million, travel expenses of $0.7 million and bad debt expense of $0.3 million, as well as reductions in other discretionary spending. Partially offsetting these decreases was higher expense of $0.6 million related to the amortization of intangible assets of the Solutech business. Lower salaries and wages expense was due to reductions in workforce from the NA Auto consolidation completed in the first half of 2009, other workforce reduction initiatives, and the December 2008 realignment of management within the Company's North American and European automotive operations, resulting in lower salaries and wages expense in 2009. Lower incentive compensation expense was due to not meeting targets for the Company's 2009 bonus plan. Lower sales commission expenses were due to lower net sales in 2009 compared to 2008. Other actions taken to reduce selling, product development and administrative expenses in 2009 compared to 2008 included the suspension of its matching contribution to its sponsored 401(k) plan in May 2009, for all non-union domestic employees. This reduction in expense was essentially offset by an increase in 2009 pension expense of $1.1 million, compared to 2008, related to the Company's sponsored employee benefit plans. Higher pension expense was primarily impacted by a lower expected rate of return on assets in 2009 compared to 2008, applied to a lower base of assets, and increases in amortization of actuarial losses.

Excluding the impact of foreign currency translation, selling, product development and administrative expenses decreased by $3.3 million, or 5.7%, in 2008 compared to 2007. Contributing to this reduction was lower litigation expense of $1.8 million, recorded primarily in Corporate Office expenses, and lower incentive compensation expense of $1.2 million, as well as reductions in sales commission expense of $0.4 million, employee recruiting and relocation costs of $0.3 million and consulting expenses of $0.4 million. Higher salaries and wages expense of $0.5 million and severance related charges of $0.7 million in 2008, as compared to 2007, partially offset these decreases. Lower litigation expense was primarily related to a matter with a former employee that significantly impacted the Company in 2007. Lower sales commission expense and incentive compensation expense was due to lower sales and profitability in 2008 as compared to 2007. Higher salaries and wages expense was primarily due to annual wage adjustments. Higher severance related charges were primarily related to realigning management within the Company's North American and European automotive operations by eliminating regional business unit presidents and appointing a global automotive president to better maximize synergies between Lydall's North American and European automotive operations.

Impairment of Goodwill and Long-Lived Assets

(in thousands of dollars)	**2009**	2008	2007
Goodwill impairment	**$—**	$16,380	$—
Impairment of long-lived assets	**—**	1,029	—
Total impairment	**$—**	$17,409	$—

During the fourth quarter of 2009, the Company performed an annual impairment analysis of the $14.6 million of goodwill in the Performance Materials reporting unit and $4.7 million of goodwill in the Vital Fluids reporting unit, included in OPS. The Company concluded that the fair value of these reporting units exceeded their carrying value of net assets. As a result, there was no impairment of goodwill in 2009.

The results of the Company's goodwill impairment analysis in the fourth quarter of 2008 indicated that there was no remaining implied fair value attributable to the North American Automotive (NA Auto) or Affinity goodwill. Accordingly, the Company wrote off all of the $12.2 million of NA Auto goodwill and all of the $4.2 million of Affinity goodwill during the fourth quarter of 2008. Also, the Company recorded an impairment of long-lived assets charge of $1.0 million in the fourth quarter of 2008 at the Affinity business.

Beginning in the second half of 2008, the Company's NA Auto business, included in the Thermal/ Acoustical segment, was impacted by negative economic conditions in the United States, dramatically reducing consumer demand for automobiles in the fourth quarter of 2008. The Company's automotive parts net sales were lower by approximately 31% in the fourth quarter of 2008 compared to the same quarter of 2007. The Company's NA Auto customers are primarily domestic automakers who reported financial losses, announced facility closures and other restructuring actions. In addition, during the fourth quarter of 2008, North American automakers announced further expected reductions in automobile production in 2009, as compared to typical annual production levels. Certain of these North American automakers also announced concerns about near-term cash liquidity, which can negatively impact the Company's profitability and cash flows in future periods.

Also during the fourth quarter of 2008, the Affinity business continued to be significantly impacted by a slow-down in capital equipment spending in the semiconductor industry. Net sales were lower by approximately 50% in the fourth quarter of 2008 as compared to the fourth quarter of 2007. Based on information available to Lydall in the fourth quarter of 2008, the Company anticipated a slower than expected rebound in capital equipment spending, which would continue to negatively impact the Company's profitability and cash flows throughout 2009.

During the fourth quarter of 2008, the Company completed its required annual goodwill impairment testing. Negative events and changes in circumstances in the fourth quarter of 2008, as discussed above, including greater risk in the markets that the Company's NA Auto and Affinity businesses serve, indicated a reduction in the future discounted cash flows from those businesses. In addition, during the fourth quarter of 2008 there was a sustained decline in the Lydall's stock price. As a result of this decline, the Company's market capitalization fell significantly below the recorded value of its consolidated net assets during the fourth quarter of 2008. The results of the goodwill impairment analysis indicated that there was no remaining implied fair value attributable to the NA Auto or Affinity goodwill. Accordingly, the Company wrote off all of the $12.2 million of NA Auto goodwill and all of the $4.2 million of Affinity goodwill during the fourth quarter of 2008 (See Note 15 to the Consolidated Financial Statements).

In performing the goodwill assessment, the Company used current market capitalization, discounted cash flows and other factors as the best evidence of fair value. The calculation of future cash flows included management estimates and assumptions that were based on the best available information as of the date of the assessment. Future cash flows can be affected by numerous factors including changes in economic, industry or market conditions, changes in the underlying business or products of the reporting unit, changes in competition and changes in technology. There are inherent uncertainties and management judgment required in an analysis of goodwill impairment.

As a result of the Company's projected undiscounted future cash flows related to certain of its asset groups being less than the carrying value of those asset groups, the Company recorded an impairment charge of $1.0 million in the fourth quarter of 2008 at the Affinity business. The Company also performed an assessment of NA Auto's long-lived assets for impairment at December 31, 2008. The undiscounted cash flows over the useful life of its primary asset group exceeded the carrying value of the asset group. The Company determined that impairment of NA Auto's long-lived assets did not exist as of December 31, 2008. See Note 15 to the Consolidated Financial Statements.

Interest Expense

(in thousands of dollars)	**2009**	2008	2007
Interest expense	**$814**	$451	$490
Weighted average interest rate during the year	**5.0%**	5.2%	5.2%

The increase in interest expense for 2009 compared to 2008 was primarily due to increased amortization of debt financing costs associated with the Company entering into a domestic credit facility in March, 2009 and increases in unused borrowing fees. The decrease in interest expense in 2008 compared to 2007 was due to lower average debt levels in 2008 compared to 2007.

Other Income and Expense

(in thousands of dollars)	**2009**	2008	2007
Other income, net	**$232**	$133	$140

The amounts included in other income, net, in all years presented are primarily related to investment income and net foreign currency transaction gains and losses.

Income Taxes from Continuing Operations

	2009	2008	2007
Effective income tax rate	**20.9%**	37.9%	42.2%

The Company's effective tax rate from continuing operations for 2009 was 20.9% compared to 37.9% in 2008 and 42.2% in 2007.

The Company determined it will carry-back its 2009 taxable loss to prior years. As a result, at December 31, 2009, an income tax receivable of $3.2 million was recorded in anticipation of a cash refund expected to be received in 2010. This carry-back allows foreign tax credits previously utilized by the Company to become available for future use. An analysis was performed of the expected future realization of these foreign tax credits before their expiration, and as a result, the Company recorded an income tax charge of $2.5 million in the fourth quarter of 2009 to record a valuation allowance on the available foreign tax credits for which their future realization is not reasonably assured. This income tax charge primarily contributed to the effective tax rate differing from the statutory federal income tax rate in 2009.

As of December 31, 2009, the net amount of unrecognized tax benefits was $0.6 million. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $0.6 million. During 2009, the Company reduced its amount of unrecognized tax benefits by $0.5 million due primarily to a tax payment. This payment had no impact on the Company's effective tax rate in 2009.

The Company's effective tax rate in 2007 was higher than the federal statutory rate on earnings primarily due to changes in statutory tax rates in Germany, resulting in incremental income tax charges of $0.5 million, the impact from the Extraterritorial Income Program (ETI) phase-out and implementation of the Manufacturer Benefit System (MBS), and adjustments to the Company's unrecognized tax benefits liability.

For 2010, the Company expects its effective tax rate to be approximately 36% to 38%. The Company is not aware of any items that would cause a significant difference from the statutory tax rate.

Consolidation, Restructuring and Related Charges

In September 2008, the Company announced that it would be closing its St. Johnsbury, VT manufacturing facility and consolidating its North American automotive parts production into the Hamptonville, NC operation. The Company commenced the transfer of equipment and production in the first quarter of 2009 and substantially completed the consolidation during the second quarter of 2009.

In the Thermal/Acoustical segment, the Company recorded pre-tax restructuring and restructuring related charges of $7.4 million over the period of consolidation including pre-tax charges of $1.6 million in 2008 and $5.8 million in 2009, with over 95% recorded in cost of sales during both periods. These restructuring activity expenses primarily included severance related expenses, acceleration of depreciation expense on fixed assets that were not transferred to the Hamptonville, NC facility, and facility exit, moving and set-up expenses of equipment transferred from St. Johnsbury, VT to Hamptonville, NC. During the fourth quarter of 2009, the Company ceased using the right conveyed by the lease of the St. Johnsbury, VT facility. As a result, the Company estimated the fair value of the remaining lease payments expected to occur through the third quarter of 2011 and recorded a lease termination charge of $0.7 million in the fourth quarter of 2009. Total cash outflows were $5.7 million over the period of consolidation, including $5.4 million in 2009. No future restructuring expenses are expected to be incurred related to this consolidation. Other than the remaining lease payments on the St. Johnsbury, VT facility of approximately $0.7 million, to be made ratably through the third quarter of 2011, there are no other material cash payments expected to be made related to this consolidation.

This consolidation is expected to reduce operating costs significantly, increase efficiency and enhance the Company's competitive position while maintaining essentially the same level of manufacturing capacity. During the second half of 2009, the Company began to benefit from reduced operating costs related to this consolidation. However, in the fourth quarter of 2009 as the volume of orders from customers increased, the Company incurred greater than expected ramp-up costs associated with the business transferred from Vermont. Higher labor costs and other operating costs associated with the performance of certain equipment and tools transferred from Vermont partially offset savings from the restructuring activities. The Company expects higher than normal manufacturing costs to continue through the first quarter of 2010, but on an annualized basis, the Company expects to save approximately $3.5 million to $4.0 million in costs as a result of this consolidation. The Company expects approximately 90% of the savings impacting gross margins and the remainder reducing selling, product development and administrative expenses. Actual results could differ from these estimates.

See Note 8 to the Consolidated Financial Statements for additional discussion of this restructuring.

SEGMENT RESULTS

Consolidated Net Sales	For the Years Ended December 31,		
in thousands	**2009**	2008	2007
Performance Materials:			
Filtration	**$ 66,363**	$ 70,549	$ 68,549
Industrial Thermal Insulation	**31,652**	41,036	40,004
Performance Materials Segment net sales	**$ 98,015**	$111,585	$108,553
Thermal/Acoustical:			
Automotive parts	**$106,735**	$143,177	$160,440
Automotive tooling	**21,058**	20,523	16,998
Thermal/Acoustical Segment net sales	**$127,793**	$163,700	$177,438
Other Products and Services:			
Vital Fluids	**$ 14,600**	$ 16,649	$ 14,721
Affinity® temperature control equipment	**9,215**	15,104	21,902
Other Products and Services net sales	**$ 23,815**	$ 31,753	$ 36,623
Eliminations and Other	**(676)**	(1,322)	(1,697)
Consolidated Net Sales	**$248,947**	$305,716	$320,917

Operating Income from Continuing Operations	For the Years Ended December 31,		
in thousands	**2009**	2008	2007
Performance Materials Segment	**$ 7,675**	$ 15,543	$ 15,468
Thermal/Acoustical Segment	**(10,126)**	(6,101)	16,548
Other Products and Services	**(2,497)**	(6,388)	(699)
Corporate Office Expenses	**(12,370)**	(12,541)	(16,165)
Consolidated Operating Income	**$(17,318)**	$ (9,487)	$ 15,152

Performance Materials

Performance Materials segment net sales were $98.0 million in 2009 compared with $111.6 million in 2008. Excluding the impact of foreign currency translation, segment net sales decreased by $12.0 million, or 10.8%, in 2009 compared to 2008. Net sales of filtration products decreased by $2.7 million as many of the air filtration media customers lowered production schedules due to reduced demand for their products. Net sales of industrial thermal insulation products decreased by $9.3 million in 2009 compared to 2008. This decrease was due to reductions in net sales of both energy and industrial products, and to a lesser extent, building and appliance insulation products. Throughout most of 2008, there was strong demand for the Company's energy and industrial products. However, in 2009, net sales of energy and industrial products decreased by $5.1 million due to lower capital project investments by customers in the electrical and cryogenic markets. Net sales of building and appliance insulation products decreased by $4.2 million in 2009 compared to 2008, as the Company was impacted by lower construction of new homes and commercial buildings in the U.S. in 2009.

The Performance Materials segment reported operating income of $7.7 million in 2009, a decrease of $7.9 million, or 50.6%, compared with 2008. Lower net sales, as well as a higher per-unit manufacturing costs which caused a lower gross margin percentage, contributed to lower operating income in 2009 compared to 2008. Higher per-unit manufacturing costs were caused by lower sales, as each unit absorbed a greater amount of fixed costs. Also, the results at the Solutech operation acquired in December 2008, contributed to the reduction in operating income in 2009 compared to 2008. Selling, product development and administrative expenses were essentially flat in 2009 compared to 2008. Solutech expenses increased by $2.3 million in 2009 compared to 2008 due to the acquisition occurring in December 2008. Offsetting the increase at Solutech was a reduction in expenses at all other Performance Materials segment locations. These reductions included incentive compensation expense of $0.7 million, travel related costs of $0.3 million, sales commissions and advertising costs aggregating to $0.3 million, as well as reductions in other discretionary spending.

Segment net sales increased by $3.0 million in 2008 compared with 2007. Excluding the impact of foreign currency translation, segment net sales increased by $0.5 million in 2008 compared to 2007. Contributing to this increase was higher net sales of industrial thermal insulation products of $1.0 million, partially offset by a decrease of $0.5 million in net sales of filtration media. The increase in industrial thermal insulation product net sales was a result of increased energy and industrial products net sales of $3.1 million, partially offset by lower building and appliance insulation products net sales of $2.1 million. Net sales for energy and industrial products increased due to strong demand in the electrical markets as well as increased net sales to manufacturers of cryogenic equipment for liquid gas storage and transportation. Due to the economic recession in the U.S. impacting the new home and commercial buildings construction markets, the Company's net sales of building and appliance insulation products decreased during 2008 as compared to 2007. The decrease in filtration media net sales in 2008 was primarily due to a reduction of net sales in the fourth quarter of 2008 of $3.2 million, net of foreign currency translation, as compared to the fourth quarter of 2007. As a result of the global economic downturn, many of the Company's filtration customers adjusted downward their production schedules and the amount of product purchased from the Company in order to reduce their current levels of inventory.

Excluding the impact of foreign currency translation, operating income for the segment decreased by $0.3 million in 2008 compared with 2007. With a minimal change in net sales in 2008 and gross margin percentage in 2008 being consistent with 2007, the reduction in operating income was caused by higher selling, product development and administrative expenses of $0.3 million. This increase was primarily related to certain expenses associated with the acquisition of DSM Solutech B.V.

Thermal/Acoustical

Thermal/Acoustical segment net sales decreased to $127.8 million in 2009, compared to $163.7 million for 2008. Excluding the impact of foreign currency translation, net sales decreased by $32.7 million, or 20.0%, when compared to 2008. Automotive parts net sales decreased by $33.8 million, partially offset by increased tooling net sales $1.1 million in 2009, compared to 2008. Automotive parts net sales in North America were lower by $17.2 million, or 23.9%, in 2009, while parts net sales in Europe decreased by $16.6 million, or 23.4%, net of foreign currency translation, compared to 2008. In North America and Europe, the Company's automotive businesses were impacted by global economic conditions resulting in less consumer demand for automobiles. Automotive parts net sales were adversely impacted by lower production on existing platforms, early termination of existing platforms and delays in launches of new platforms. The Company's NA Auto business was also negatively impacted by the bankruptcy filings of Chrysler and General Motors. In connection with its bankruptcy filing, Chrysler temporarily idled production at most manufacturing plants in the U.S. during a significant portion of the second quarter of 2009 while the company reorganized. Also, General Motors had extended shut-down periods during the second quarter of 2009. The increase in tooling net sales in 2009, compared to 2008, was in North America due to the completion of tooling for future automobile platforms.

Operating loss for the segment was $10.1 million in 2009 compared with an operating loss of $6.1 million in 2008. Approximately $5.8 million, or 57%, of the 2009 operating loss was the result of restructuring related charges associated with the NA Auto consolidation. The increase in operating loss in 2009 was comprised of the following: (i) lower gross margin of $19.9 million in 2009, including higher restructuring related charges of $4.2 million in 2009, (ii) the absence of goodwill impairment charges of $12.2 million recorded in 2008 as it was determined that there was no remaining implied fair value of goodwill attributable to the Company's NA Auto business, and by (iii) reductions of $3.7 million in selling, product development and administrative expenses. Lower gross margin in 2009 compared to 2008 was due to significantly lower net sales in 2009 than 2008. Also, gross margin percentage in 2009 was lower by approximately 770 basis points than 2008 when excluding the impact of restructuring charges in both periods. Lower net sales resulted in higher per-unit manufacturing costs, as each unit absorbed a greater amount of fixed costs. Contributing to the reduction in selling, product development and administrative expenses of $3.7 million in 2009 compared to 2008 was reductions in: salaries and wages expense of $1.4 million, severance related charges of $0.7 million, sales commission expenses of $0.6 million, bad debt expense of $0.3 million, as well as other reductions in discretionary spending. Reductions in workforce in 2009, due to the NA Auto consolidation and lower production requirements at other automotive businesses, contributed to lower salaries and wages expense. Realignment of management in the global automotive business, in December 2008, contributed to higher severance related charges in 2008 and lower salaries and wages expense in 2009. In addition, lower sales commission expenses were recorded due to lower sales in 2009 compared to 2008.

Thermal/Acoustical segment net sales decreased by $13.7 million in 2008 compared to 2007. Excluding the impact of foreign currency translation, segment net sales decreased by $20.6 million in 2008 compared to 2007. Automotive parts net sales decreased by $22.9 million in 2008, when compared to 2007, partially offset by higher tooling net sales of $2.3 million. Automotive parts net sales in North America were lower by $20.7 million in 2008, while parts net sales in Europe decreased by $2.2 million, net of foreign currency translation, as compared to 2007. In North America, the economic recession resulted in significantly lower consumer demand for automobiles throughout 2008. As a result, North American parts net sales were adversely impacted by domestic automakers early termination of various automotive platforms, delays in launches of new automobile platforms and lower production on current platforms. Beginning in the fourth quarter of 2008, the Company's European automotive operations were also impacted by significant reductions in consumer demand for automobiles, resulting in lower net sales for the Company in 2008. The increase in tooling net sales in 2008, as compared to 2007, was due to the completion of tooling for future automobile platforms in Europe.

Excluding the impact of foreign currency translation, the Thermal/Acoustical segment reported an operating loss of $6.8 million in 2008, compared to operating income of $16.5 million in 2007. Approximately $13.8 million of the $23.3 million change in operating results in 2008, compared to 2007, was attributable to goodwill impairment and restructuring charges recorded during the fourth quarter of 2008. The Company recorded a goodwill impairment charge of $12.2 million as it was determined that there was no remaining implied fair value of goodwill attributable to the Company's NA Auto business. Restructuring charges related to the consolidation of the NA Auto operating facilities were $1.6 million in 2008. The remaining decrease in operating income was due to lower parts net sales and a reduction in gross margin percentage due to higher raw material costs and per-unit manufacturing costs due to each unit absorbing more fixed costs. Net of foreign currency translation, selling, product development and administrative expenses decreased by $0.5 million in 2008, as compared to 2007. Lower incentive compensation expense in 2008 of $0.7 million, lower sales commission expense of $0.6 million, as well as reductions in research and development expense of $0.3 million were partially offset by higher severance related charges of $1.2 million, as compared to 2007. Lower sales commission expense and incentive compensation expense was due to lower sales and profitability in 2008 as compared to 2007. Lower research and development expenses were primarily due to grants received in 2008. The severance related charges were primarily related to realigning management within the Company's North American and European automotive operations, as well as reductions in workforce at certain operations as a result of lower production requirements. Realigning management included the elimination of regional business unit presidents and the appointment of a global automotive president to better maximize synergies between Lydall's North American and European automotive operations.

Other Products and Services

The decrease in OPS net sales of $7.9 million in 2009 compared to 2008 was due to decreased volumes of net sales from the Affinity business of $5.9 million and the Vital Fluids business of $2.0 million. The decrease in Affinity net sales during 2009 was attributable to the depressed capital equipment spending in the semiconductor industry that the Company serves. The decrease in net sales of Vital Fluids' products was primarily attributable to decreased volumes of blood filtration product net sales, and to a lesser extent, bioprocessing net sales, partially offset by higher net sales of blood transfusion products.

OPS operating loss was $2.5 million in 2009 compared to an operating loss of $6.4 million in 2008. The Affinity business reported an operating loss of $2.7 million in 2009 compared to an operating loss of $7.5 million in 2008. Excluding the fourth quarter of 2008 charges related to goodwill impairment of $4.2 million and long-lived asset impairment of $1.0 million, the operating loss at Affinity increased by $0.4 million in 2009 compared to 2008. While net sales decreased by $5.9 million, or 39%, in 2009, compared to 2008, cost reduction activities partially offset the impact of lower net sales on Affinity's operating results. Also, selling expenses decreased by $0.3 million in 2009, compared to 2008, primarily due to lower net sales. Operating income of $0.2 million reported by the Vital Fluids business in 2009 was lower by $0.9 million compared to 2008. Lower net sales of $2.0 million, and to a lesser extent, changes in product mix, resulted in the decrease in operating income.

The decrease in OPS net sales of $4.9 million in 2008, compared to 2007, was due to decreased net sales from the Affinity business of $6.8 million, partially offset by higher Vital Fluids business net sales of $1.9 million. The decrease in Affinity net sales was attributable to a slow-down in capital equipment spending in the semiconductor industry. The greater Vital Fluids' products net sales were attributable to increases in volumes of blood transfusion and blood filtration product net sales.

Operating loss from OPS was $6.4 million in 2008, compared to an operating loss of $0.7 million in 2007. The Affinity business reported an operating loss of $7.5 million in 2008. During the fourth quarter of 2008, the Company recorded a goodwill impairment charge of $4.2 million as it was determined that there was no remaining implied fair value of goodwill attributable to the Affinity business. In addition, the Company recorded an impairment charge of $1.0 million in the fourth quarter of 2008 related to Affinity's long-lived assets. The remaining operating loss of $2.3 million was caused by lower net sales due to the slow-down in capital equipment spending in the semiconductor industry. Operating income for the Vital Fluids business improved by $0.6 million in 2008, as compared to 2007, due to higher net sales and gross margin percentage due to operational efficiency improvements.

Corporate Office Expenses

Corporate office expenses were $12.4 million in 2009 compared to $12.5 million for 2008. Corporate office expenses in 2009 were essentially flat with 2008 due to increases in pension expense associated with the Company's sponsored defined benefit plans of $0.8 million and severance related charges of $0.3 million offset by reductions in salaries and wages expense, 401(k) company match expense, travel expense, as well as other reductions in discretionary spending. Higher pension expense was primarily impacted by a lower expected rate of return on assets in 2009 compared to 2008, applied to a lower base of assets, and increases in amortization of actuarial losses. Offsetting this were reductions in personnel which contributed to lower salaries expense in 2009 as compared to 2008. The Company's suspension of its matching contribution to its sponsored 401(k) plan, beginning with the first payroll of May 2009, for all non-union domestic employees caused the lower 401(k) company match expense in 2009 compared to 2008.

LIQUIDITY AND CAPITAL RESOURCES

	For the Year Ended December 31,		
(in thousands except ratio data)	**2009**	2008	2007
Cash and cash equivalents	**$ 22,721**	$ 13,660	$ 15,716
Cash provided by operating activities	**$ 14,067**	$ 20,098	$ 22,133
Cash used for investing activities	**$ (3,649)**	$ (21,234)	$ (14,610)
Cash (used for) provided by financing activities	**$ (1,669)**	$ (262)	$ 1,231
Depreciation and amortization	**$ 15,722**	$ 15,935	$ 15,227
Capital expenditures	**$ 5,921**	$ 12,037	$ 14,610
Total debt	**$ 6,751**	$ 8,154	$ 9,829
Total capitalization (debt plus equity)	**$163,559**	$174,299	$190,282
Total debt to total capitalization	**4%**	5%	5%

The Company assesses its liquidity in terms of its ability to generate cash to fund operating, investing and financing activities. The principal source of liquidity is operating cash flows. In addition to operating cash flows, other significant factors that affect the overall management of liquidity include capital expenditures, investments in businesses, acquisitions, income tax payments, pension funding and availability of lines of credit and long-term financing. The Company manages worldwide cash requirements considering available funds among domestic and foreign subsidiaries.

Operating Cash Flows

Net cash provided by operating activities in 2009 was $14.1 million compared with $20.1 million in 2008. The decrease in cash from operations in 2009 compared to 2008 was primarily due to a net loss of $14.2 million in 2009 compared to a net loss of $5.0 million in 2008, which included a non-cash impairment charge of $17.4 million. The net cash provided by operating activities in 2009 of $14.1 million was primarily caused by a reduction in inventories of $14.7 million and increases in accounts payable of $5.2 million, partially offset by increases of accounts receivable by $4.7 million. The decrease in inventories was due to the Company's focus on managing working capital and reducing inventory, as well as a decrease in finished goods inventory primarily due to the build up of inventory at December 31, 2008 in preparation for the NA Auto consolidation. The increase in accounts payable was due to better management of payment terms with vendors as well as timing. The increase in accounts receivable in 2009 was primarily due to higher sales in the fourth quarter of 2009 compared to the same period in 2008. The Company also generated $2.4 million of cash in 2009 from the net proceeds of company-owned life insurance policies on certain former executives after making lump-sum payments to terminate its Supplemental Executive Retirement Plan to the former executives.

Investing Cash Flows

Net cash used for investing activities was $3.6 million in 2009 compared with $21.2 million in 2008. In 2009, capital expenditures totaled $5.9 million compared with $12.0 million in 2008. Cash of $2.4 million was transferred back to cash and cash equivalents in 2009 due to the release of restricted cash which was held as security for outstanding letters of credit at December 31, 2008. In 2008, cash used for investing activities included $10.1 million for the acquisition of DSM Solutech B.V.

Financing Cash Flows

In 2009, net cash used for financing activities was $1.7 million compared with net cash used for financing activities of $0.3 million in 2008. Net debt payments and capital lease payments aggregated to $1.6 million in 2009 compared to $1.3 million in 2008. The Company had no borrowings on its domestic credit facility at December 31, 2009 and 2008. There were no proceeds from common stock issuances in 2009 compared with common stock proceeds of $1.1 million in 2008.

Financing Arrangements

On March 11, 2009, the Company and the Company's domestic subsidiaries, as co-borrowers or guarantors, entered into a $35 million senior secured domestic credit facility (Domestic Credit Facility) with a financial institution (Lender), which replaced the Company's prior domestic revolving credit facility that expired on February 1, 2009. Subject to and upon the terms and conditions contained in the Domestic Credit Facility, the Lender agreed to make revolving loans to the Company and its domestic subsidiaries from time to time in amounts requested by the Company and its domestic subsidiaries up to the lesser of the Borrowing Base at such time or the maximum credit of $35 million. The Borrowing Base under the Domestic Credit Facility is determined based on certain percentages of eligible domestic accounts receivable, eligible domestic inventories and eligible domestic fixed assets, reduced by applicable reserves. The Company had no borrowings outstanding under the Domestic Credit Facility at December 31, 2009, or any outstanding borrowings under its previous domestic credit facility at December 31, 2008. The Domestic Credit Facility has a term of three years.

Interest is charged on borrowings at the Company's option of either: (i) the Prime Rate plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin. The Prime Rate is a fluctuating rate equal to the higher of the financial institution's prime rate or the federal funds rate plus .50%. The Eurodollar Rate is a fluctuating LIBOR rate offered for deposits in U.S. dollars. The Applicable Margin added to the Prime Rate ranges from 1.25% to 1.75% and the Applicable Margin added to the Eurodollar Rate ranges from 4.25% to 4.75% depending on the type of collateral that supports the outstanding borrowings. The Company also pays .50% per annum on the average daily unused portion of the Domestic Credit Facility and 4.25% per annum on the daily outstanding balance of letters of credit.

Repayment of amounts due and owing under the Domestic Credit Facility are secured by a lien and security interest in most of the present and future assets of the Company and its domestic subsidiaries, as well as 100% of all of the issued and outstanding shares of capital stock of the Company's domestic subsidiaries and a pledge of 65% of the issued and outstanding shares of the capital stock of certain of the Company's foreign subsidiaries. The payment of outstanding principal under the Domestic Credit Facility and accrued interest thereon may be accelerated and become immediately due and payable upon the Company's default in its payment or other performance obligations or its failure to comply with the financial and other covenants set forth in the loan agreement, subject to any applicable notice requirements and cure periods set forth in the loan agreement.

The loan agreement evidencing the Domestic Credit Facility contains a number of affirmative and negative covenants, including financial covenants. Among others, the Company and its domestic subsidiaries at all times must maintain Excess Availability, as defined in the loan agreement, of not less than $5.0 million. For the period March 31, 2009 to July 31, 2009, the Company was subject to a minimum cash flow requirement determined as of the end of each month during such period. Commencing on August 1, 2009, if the Company's borrowings under the Domestic Credit Facility exceed $5.0 million, or Excess Availability under the Credit Facility is less than $12.5 million, the Company is required to meet a minimum fixed charge coverage ratio. The fixed charge coverage ratio requires that, at the end of any month, the ratio of consolidated EBITDA to fixed charges may not be less than 1 to 1 for the immediately preceding 12 month period, except that prior to August 31, 2010 compliance with the fixed charge coverage ratio generally shall be measured during the period commencing as of August 1, 2009 and ending as of the last day of the month in the measuring period. Once the Company is required to comply with the fixed charge coverage ratio, Company borrowings must be less than $5.0 million and Excess Availability greater than $12.5 million for each day for sixty consecutive days in order for the Company not to be required to comply with the fixed charge coverage ratio until the next time that borrowings under the Domestic Credit Facility exceed $5.0 million, or Excess Availability under the Credit Facility is less than $12.5 million. At no time during 2009 did the Company's borrowings under the Domestic Credit Facility exceed $5.0 million or was Excess Availability less than $12.5 million, therefore, the Company was not subject to the minimum cash flow requirement or fixed charge coverage ratio.

The Domestic Credit Facility also generally restricts the Company's ability to pay a cash dividend on its common stock or repurchase shares of common stock, subject to certain stated exceptions.

At December 31, 2009, the Company's foreign subsidiaries had various credit arrangements with banks totaling €7.0 million (approximately $10.0 million), including €6 million (approximately $8.6 million) in Germany (German Facility). The German Facility allows for borrowings at an interest rate based on the Euro Overnight Index Average plus a margin of 1.5%. Repayment of amounts due under the German Facility are secured by the land and manufacturing equipment at the facility in Germany. The expiration of the German Facility is September 30, 2011.

As of December 31, 2009, the Company had unused borrowing capacity of $23.1 million under various credit facilities; all of which was available as of December 31, 2009. The Company was limited to borrowing up to $13.1 million under the Domestic Credit Facility in order to maintain Excess Availability of not less than $5.0 million. At December 31, 2009, the Company's foreign subsidiaries had various credit arrangements totaling $10.0 million, all of which was available for borrowings. The Company's foreign subsidiaries had no borrowings outstanding on its credit arrangements at December 31, 2009 and 2008.

The Company utilizes letters of credit in the ordinary course of business to satisfy security deposit requirements. Outstanding letters of credit were $2.5 million as of December 31, 2009 and $5.8 million as of December 31, 2008.

Other than operating leases, the Company does not have any off-balance sheet financing arrangements.

Future Cash Requirements

At December 31, 2009, total indebtedness was $6.8 million, or 4.1% of the Company's total capital structure. Cash requirements for 2010 are expected to include the funding of ongoing operations, including purchase of raw material, capital expenditures, payments due on capital and operating leases, pension plan contributions, income tax payments and debt service. The Company expects to finance its 2010 operating cash requirements from cash provided by operating activities and through borrowings under its existing credit agreements, as needed.

Capital spending for 2010 is expected to be approximately $9.0 million to $11.0 million. The funded status of the Company's defined benefit pension plans is dependent upon many factors, including returns on invested assets, levels of market interest rates and levels of contributions to the plans. The Company expects to contribute approximately $1.7 million to its defined benefit pension plans during 2010. The Company continually explores its core markets for suitable acquisitions, joint ventures, alliances and licensing agreements. If completed, such activities would be financed with cash generated from operations, under the credit facility described under "Financing Arrangements" above or other forms of financing, as required. In 2010, the Company expects to receive an income tax refund due to loss carrybacks of approximately $3.2 million.

Worldwide economic cycles, and the effects on the markets in which the Company operates, are difficult to predict. During the second half of 2009, most of the Company's businesses saw marginal improvement in the markets they serve. However, going into 2010, the Company is unable to predict the timing and extent to which the Company's markets will improve and the resulting impact on the Company's 2010 financial results and cash flow requirements.

Contractual Obligations

The following table summarizes the Company's significant obligations as of December 31, 2009 and the effect such obligations are expected to have on the Company's liquidity and cash flows in future periods:

	Payments Due by Period						
In thousands	2010	2011	2012	2013	2014	After 5 years	Total
Contractual obligations:							
Pension plan contributions	$ 1,665	$ —	$ —	$ —	$ —	$ —	$ 1,665
Operating leases	2,624	1,294	530	352	270	83	5,153
Capital leases*	1,531	1,531	1,006	831	731	1,097	6,727
Long-term debt*	291	291	291	69	—	—	942
Purchase obligations	12,626	11,055	—	—	—	—	23,681
Total contractual obligations	**$18,737**	**$14,171**	**$1,827**	**$1,252**	**$1,001**	**$1,180**	**$38,168**

* includes estimated interest payments

The above table does not reflect gross unrecognized tax benefits of $0.9 million, the timing of which is uncertain. Refer to Note 14 to the Consolidated Financial Statements for additional discussion on unrecognized tax benefits.

Purchase obligations in the table above are primarily related to contracts to purchase aluminum at various automotive operations ($11.3 million in 2010 and $10.2 million in 2011) and also include guaranteed minimum payments to Transport under a services agreement as part of the sale agreement. The Company's European automotive operation has an additional purchase obligation of 1,000 metric tons of aluminum beginning in March 2010 through December 2010, which will be based on the London Metal Exchange (LME) September 2009 to February 2010 average rate. Based on LME rates during the period September 2009 to January 2010, the Company estimated this additional aluminum commitment to be approximately $1.9 million to $2.2 million. Purchase orders or contracts for normal purchases of raw materials and other goods and services are not included in the table above. The Company is not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For purposes of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on the Company and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transactions. The Company does not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed expected requirements.

The Company's long-term debt payments and interest rates for all of the Company's outstanding debt were fixed as of December 31, 2009. Actual payments may vary significantly from those included in the table above depending on future debt levels, timing of debt repayments and sources of funding utilized.

The Company's future pension plan contributions relate to the remaining contributions required for the 2009 plan year and the minimum contributions for the 2010 plan year based on the Company's pension plan valuations at December 31, 2009. See Note 11 to the Consolidated Financial Statements for additional information regarding the Company's pension plans.

In addition to the above contractual obligations, the Company utilizes letters of credit in the ordinary course of business for security deposit requirements. Outstanding letters of credit were $2.5 million and $5.8 million at December 31, 2009 and 2008, respectively.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Note 1 in Notes to Consolidated Financial Statements describes the significant accounting policies used in the preparation of the consolidated financial statements. The Company's management is required to make judgments about and estimates of the effect of matters that are inherently uncertain. Actual results could differ from management's estimates. The most significant areas involving management judgments and estimates are described below.

Intangible Assets and Goodwill

Intangible assets consist primarily of goodwill and acquisition-related intangibles. The Company had goodwill of $19.3 million at December 31, 2009 and $19.4 million at December 31, 2008.

Goodwill and other intangible assets determined to have indefinite lives are not amortized, but rather are subject to annual impairment tests or when an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. The identification and measurement of goodwill impairment involves the estimation of the fair value of reporting units, including related goodwill. The Company's reporting units are operating segments or components of operating segments for which discrete financial information is available and management regularly reviews the operating results of that operating segment or component. Goodwill is tested for impairment using a two-step process. In the first step, the fair value of the reporting unit is compared to its carrying value. If the fair value of the reporting unit exceeds the carrying value of its net assets, goodwill is considered not impaired and no further testing is required. If the carrying value of the net assets exceeds the fair value of the reporting unit, a second step of the impairment test is performed in order to determine the implied fair value of a reporting unit's goodwill. Determining the implied fair value of goodwill requires a valuation of the reporting unit's tangible and intangible assets and liabilities in a manner similar to the allocation of purchase price in a business combination. If the carrying value of the reporting unit's goodwill exceeds the implied fair value of its goodwill, goodwill is deemed impaired and is written down to the extent of the difference.

The estimates of fair value of reporting units are based on the best information available as of the date of the assessment, which incorporate management assumptions about expected future cash flows, as well as other factors such as market capitalization. Future cash flows can be affected by numerous factors including changes in economic, industry or market conditions, changes in the underlying business or products of the reporting unit, changes in competition and changes in technology. Any changes in key assumptions about the business and its prospects, changes in any of the factors discussed above or other factors could affect the fair value of one or more of the reporting units resulting in an impairment charge, which did occur during the fourth quarter of 2008.

During the fourth quarter of 2009, the Company performed its annual impairment analysis of the $14.6 million of goodwill in the Performance Materials reporting unit and $4.7 million of goodwill in the Vital Fluids reporting unit, included in OPS. The Company's goodwill impairment testing analysis (analysis) included projecting cash flows for the years 2010 – 2014 and discounting those amounts based on appropriate market risks. Based on those projections and other assumption used in the analysis, the Company concluded that the fair value of these reporting units exceeded their carrying value of net assets. As a result, there was no impairment of goodwill.

A one basis point increase in the discount rate used in the analysis would not change the Company's conclusion for the Vital Fluids and Performance Materials reporting units. Along with a one percentage point increase in the discount rate, the analysis indicated that a reduction in the projected operating income of the Vital Fluids and the Performance Materials reporting units (over the next five years) of approximately 22% and 26%, respectively, would require the Company to perform an additional step to measure the amount of an impairment loss, if any.

During the fourth quarter of 2008, the Company's NA Auto business, included in the Thermal/Acoustical segment, was severely impacted by significant declines in sales of automobiles as a result of a global economic downturn and increased consumer credit restrictions. The Company's NA Auto customers are primarily domestic automakers who were reporting financial losses, closing facilities due to reduced manufacturing levels and capacity requirements and announcing other restructuring actions. During the fourth quarter of 2008, three of the largest North American automakers announced further expected reductions in automobile production in 2009, as compared to typical annual production levels. Also, the Affinity business, included in OPS, continued to be impacted by lower net sales and operating losses due to a slow-down in capital equipment spending in the semiconductor industry. These factors, as well as greater risk in the automotive and semiconductor markets that the Company serves, resulted in the fair value of the NA Auto and Affinity reporting units to be lower than their book value. The results of the goodwill impairment analysis indicated that there was no remaining implied fair value attributable to NA Auto or Affinity goodwill. Accordingly, the Company wrote off all of the $12.2 million of NA Auto goodwill and all of the $4.2 million of Affinity goodwill during the fourth quarter of 2008 (See Note 15 to the Consolidated Financial Statements).

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on the Company's judgment and estimates of undiscounted future cash flows resulting from the use of the assets and their eventual disposition. Measurement of an impairment loss for long-lived assets and certain identifiable intangible assets that management expects to hold and use is based on the fair value of the asset.

The carrying values of the assets determined to be impaired are reduced to their estimated fair values. The fair values of the impaired assets are determined based on market conditions, including independent appraisals when appropriate, the income approach which utilizes cash flow projections, and other factors.

The Company determined that long-lived assets at the Affinity business were impaired at December 31, 2008. This was based on reviewing estimated undiscounted cash flows and independent appraisals for its asset group, which indicated that the fair value was less than their carrying value. The Company considered its asset group to be certain assets and liabilities at Affinity, primarily consisting of machinery and equipment, and buildings and improvements. The Company recorded an impairment charge of $1.0 million during the fourth quarter of 2008, which represented the difference between the estimated fair value of the asset group compared to the carrying value of the asset group (See Note 15 to the Consolidated Financial Statements).

Pensions

Pension cost and the related obligations recognized in the consolidated financial statements are determined on an actuarial basis. The determination of such amounts is made in consultation with the Company's outside actuary based on information and assumptions provided by the Company. A substantial portion of the Company's pension amounts relate to its defined benefit plans in the United States. Pension plans outside the U.S. are not significant at December 31, 2009.

A significant element in determining the Company's pension cost is the expected return on plan assets. Based on a review of market trends, actual returns on plan assets and other factors, the Company's expected long-term rate of return on plan assets of 8.0% will be utilized for determining 2010 pension cost, which is consistent with what was used for calculating 2009 pension costs. In determining pension cost for 2008 and 2007, the Company used an expected long-term rate of return on plan assets of 8.5%. In determining the expected return on plan assets, the Company considers the relative weighting of plan assets, the historical performance of marketable debt and equity securities and economic and other indicators of future performance. Investment management objectives include maintaining an adequate level of diversification to balance market risk and to provide sufficient liquidity for near-term payments of benefits accrued under the plan and to pay the expenses of administration. The investment plan assets are stated at fair value, which is based on quoted market prices in an active market. The expected long-term rate of return on assets is applied to the value of plan assets at the beginning of the year and this produces the expected return on plan assets that is included in the determination of pension cost for that year. The difference between this expected return and the actual return on plan assets is deferred, within certain parameters, as discussed below. The Company continually evaluates its expected long-term rate of return and will adjust such rate as deemed appropriate.

At the end of each year, the Company determines the discount rate to be used to calculate the present value of plan liabilities, as well as the following year's pension cost. The discount rate is an estimate of the current interest rate at which the pension liabilities could be effectively settled at the end of the year. At December 31, 2009 and 2008, the Company based its discount rate assumption on a cash flow matching analysis, which matches the future cash outflows of the pension plans to a yield curve comprised of high quality fixed-income investments. Benefit payments are discounted at the rates on the curve and a single discount rate specific to the plans is determined. At December 31, 2009, the Company determined this rate to be 5.96%. Increases or decreases in the discount rate result in decreases and increases, respectively, in the projected benefit obligation. The net effect on pension liabilities from changes in the discount rate is deferred within certain parameters, as discussed below.

Pension accounting guidance requires that gains or losses be deferred unless the unrecognized net gain or loss at the end of a year exceeds a "corridor" (as defined in the pension accounting guidance). If the deferred gain or loss exceeds the corridor at the end of the year, then the amount in excess of the corridor is amortized over a period equal to the average remaining service period of active employees expected to receive benefits. Since benefit accruals were frozen on certain domestic defined benefit plans on June 30, 2006, these plan participants are considered inactive participants. Therefore, the gain/loss amortization for these plans is amortized over the average remaining life expectancy of all plan participants. As of December 31, 2009 and 2008, the net deferred loss exceeded the corridor. Consequently, pension cost for 2010 will include amortization of a portion of the deferred loss in excess of the corridor. The amount of amortization in future years will be dependent on changes in the components of the deferred loss amount, particularly actual return on plan assets in relation to the estimated return on plan assets, as well as future increases or decreases in the discount rate.

For the year ended December 31, 2009, the Company recognized pension expense related to its defined benefit plans in the U.S. of $1.4 million as a result of the expected return on assets being lower than the aggregate of (i) service cost from eligible employees covered under a collective bargaining agreement, (ii) interest cost, (iii) amortization of actuarial loss and prior service cost and (iv) the net impact of pension expense related to curtailments and a settlement aggregating to $0.2 million in 2009. As discussed above, the Company's discount rate was 5.96% at December 31, 2009 and was used for purposes of determining 2010 pension cost. Pension cost for 2010 is expected to be in the range of $0.8 million to $1.0 million.

The Company contributed $1.4 million to its U.S. defined benefit pension plans during 2009 and expects to contribute approximately $1.7 million in 2010.

Income Taxes

The Company accounts for income taxes recognizing deferred tax assets and liabilities using enacted tax rates for the effect of temporary differences between book and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of a deferred tax asset will not be realized.

Deferred tax assets, net of valuation allowance, related to future tax benefits arising from deductible temporary differences and tax carryforwards were $14.4 million and $12.8 million at December 31, 2009 and 2008, respectively. Management believes that the Company's earnings during the periods when the temporary differences become deductible will be sufficient to realize the related net future income tax benefits. For those jurisdictions where the projected operating results indicate that the ability to realize the future benefits is uncertain or not likely, a valuation allowance has been provided.

In assessing the need for a valuation allowance, the Company estimates future taxable income, considering the feasibility of ongoing tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be impacted by changes in tax law, changes in statutory tax rates and future levels of taxable income. In the event the Company was to determine that it would not be able to realize all or a portion of its deferred tax assets in the future, the Company would reduce such amounts through a charge to income in the period that such determination was made. Conversely, if the Company was to determine that it would be able to realize its deferred tax assets in the future in excess of the net carrying amounts, the Company would decrease the recorded valuation allowance and record an increase to income in the period that such determination was made. See Note 14 to the Consolidated Financial Statements.

The Company and its subsidiaries file a consolidated federal income tax return, as well as returns required by various state and foreign jurisdictions. In the normal course of business the Company is subject to examination by taxing authorities, including such major jurisdictions as the United States, France, Germany and The Netherlands. With few exceptions, the Company is no longer subject to U.S. federal examinations for years before 2008, state and local examinations for years before 2005, and non-U.S. income tax examinations for years before 2003.

In assessing the need for reserves for uncertainties in income taxes recognized, a significant number of estimates and judgments must be made by the Company. The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate is $0.6 million as of December 31, 2009.

Unremitted earnings of foreign subsidiaries have been included in the consolidated financial statements without giving effect to the United States taxes that may be payable on the distribution to the United States because it is not anticipated such earnings will be remitted to the United States. If remitted, the additional United States tax liability is not expected to be material.

The Company's effective tax rates in future periods could be adversely affected by earnings being lower or higher than anticipated in countries where tax rates differ from the United States federal rate, the relative impact of permanent tax adjustments on higher or lower earnings from domestic operations, changes in net deferred tax asset valuation allowances, changes in tax rates or tax laws and the completion of tax audits.

Equity Compensation Plans

The Company accounts for awards of equity instruments under the fair value method of accounting and recognizes such amounts in the statements of operations. The Company recognizes expense on a straight-line basis over the vesting period of the entire award. Stock-based compensation expense includes the estimated effects of forfeitures, and such estimates of forfeitures are adjusted over the requisite service period to the extent actual forfeitures differ, or are expected to differ, from such estimates. The effect of changes in estimated forfeitures is recognized in the period of change and will also impact the amount of expense to be recognized in future periods. The Company estimates the fair value of option grants based on the Black Scholes option-pricing model. Expected volatility and expected term are based on historical information. The Company believes that future volatility and expected term are not likely to materially differ from the Company's historical stock price volatility and historical exercise data, respectively.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

	2009	2008	2007
Risk-free interest rate	**2.6%**	2.9%	4.4%
Expected life	**5.5 years**	5.6 years	5.9 years
Expected volatility	**61%**	50%	44%
Expected dividend yield	**0%**	0%	0%

RECENTLY ISSUED ACCOUNTING STANDARDS

In December 2007, the FASB issued business combinations guidance, which provides revised standards requiring the acquirer to recognize and measure, at fair value on the acquisition date, identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. Transaction and restructuring costs generally will be expensed as incurred. This guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted this guidance on January 1, 2009 and the adoption did not impact the Company's financial statements.

In December 2007, the FASB issued guidance on noncontrolling interests in Consolidated Financial Statements. This guidance requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The adoption of this guidance on January 1, 2009 did not impact the Company's consolidated financial position, results of operations or cash flows.

On July 1, 2009, the FASB Accounting Standards Codification (ASC) was implemented as the sole source of authoritative GAAP. Pursuant to these provisions, the Company modified its consolidated financial statements by replacing references to former authoritative pronouncements with references to the topics outlined in the ASC. The adoption of this referencing standard did not have an affect on the Company's consolidated financial position, results of operations, or cash flows.

In May 2009, the FASB issued guidance on subsequent events. This guidance establishes principles and requirements for subsequent events. The guidance sets forth the period after the balance sheet date and the circumstances under which an entity shall evaluate events or transactions for potential recognition or disclosure in the financial statements. This guidance was effective for interim and financial periods ending after June 15, 2009. The adoption of this guidance on June 30, 2009 did not impact the Company's financial statements.

In October 2009, the FASB issued guidance on revenue recognition. Under this guidance, management is no longer required to obtain vendor-specific objective evidence or third party evidence of fair value for each deliverable in an arrangement with multiple elements, and where evidence is not available the proportion of the selling price attributable to each deliverable may be estimated. This guidance is effective for annual reporting periods beginning after June 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

OTHER KEY FINANCIAL ITEMS

Cash and cash equivalents – Cash and cash equivalents increased to $22.7 million as of December 31, 2009 compared with $13.7 million as of December 31, 2008. This increase of $9.0 million was primarily due to cash generated from operating activities of $14.1 million, principally from a reduction in inventories of $14.7 million, which was partially offset by cash used in investing activities of $3.6 million and cash used for financing activities of $1.7 million. Investing activities included $5.9 million used for capital expenditures and $2.4 million provided by the release of restricted cash for security of outstanding letters of credit.

Accounts receivable – Accounts receivable, net of the allowance for doubtful receivables, were $39.8 million at the end of 2009 compared with $34.3 million at the end of 2008. This increase was primarily related to higher net sales in the fourth quarter of 2009 as compared to the same period in 2008.

Inventories – Inventories were $26.6 million as of December 31, 2009 compared with $40.8 million as of December 31, 2008. Raw materials inventory decreased by $7.8 million and work-in-process inventory decreased by $2.5 million which was due to the Company's focus on managing working capital and reducing inventory, as well as the benefits of Lean Six Sigma. Finished goods inventory decreased $3.9 million primarily due to the build up of inventory at December 31, 2008 in preparation for the consolidation of the NA Auto facilities.

Working capital and current ratio – Working capital at December 31, 2009 was $60.8 million, compared to $60.5 million at December 31, 2008. The ratio of current assets to current liabilities was 2.5:1 and 2.7:1 at December 31, 2009 and 2008, respectively.

Capital expenditures– Capital expenditures were $5.9 million in 2009, $12.0 million in 2008, and $14.6 million in 2007. Capital spending for 2010 is expected to be approximately $9.0 million to $11.0 million.

Total debt to total capitalization– Total debt to total capitalization decreased to 4.1% in 2009 compared with 4.7% in 2008. The decrease was due to the combination of lower debt levels in 2009 as compared with 2008 and stockholders' equity decreasing by $9.3 million, primarily from the net loss of $14.2 million in 2009.

Stockholders' equity– Stockholders' equity decreased to $156.8 million at December 31, 2009 from $166.1 million at December 31, 2008. This decrease was primarily due to a net loss of $14.2 million, partially offset by foreign currency translation adjustments of $1.9 million, pension liability adjustments of $1.7 million and $1.3 million of common stock activity and stock based compensation expense. On a per share basis, stockholders' equity decreased to $9.17 at December 31, 2009 from $9.93 at December 31, 2008.

Dividend policy– The Company does not pay a cash dividend on its common stock, and the Company's credit facility entered into on March 11, 2009 prohibits the Company from paying such cash dividend.

Off Balance Sheet Arrangements – Other than operating leases, the Company does not have any other material off-balance sheet financing arrangements.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Lydall's significant market risk exposures relate to changes in foreign currency exchange rates and interest rates.

FOREIGN CURRENCY RISK

Lydall has sales and manufacturing activities in foreign countries. As a result, financial results could be affected by factors such as changes in foreign currency exchange rates or economic conditions in the foreign markets where the Company distributes its products. The Company's primary currency exposure is to the Euro and, to a lesser degree, the Japanese Yen and the British Pound Sterling.

Lydall's foreign and domestic operations limit foreign currency exchange transaction risk by completing transactions in local functional currencies whenever practicable. In addition, Lydall periodically enters into foreign currency forward exchange contracts to mitigate exposure to foreign currency volatility. Lydall utilizes bank loans and other debt instruments throughout its operations. To mitigate foreign currency risk, such debt is denominated primarily in the functional currency of the operation maintaining the debt.

INTEREST RATE RISK

The Company's interest rate exposure is most sensitive to fluctuations in interest rates in the United States and Europe, which impact interest paid on its debt. At December 31, 2009, the Company had no loans or borrowings on lines of credit outstanding with variable interest rates, therefore, a 10% change in the weighted average interest rate on the Company's variable rate debt would not have any impact to the Company's consolidated financial position, results of operations, or cash flows. During 2008, at no time did the Company have any borrowings with variable interest rates. The weighted average interest rate paid on variable debt was 2.4% in 2009 and 6.2% in 2007.

The weighted average interest rate on long-term debt was 5.0% for the year ended December 31, 2009 compared with 5.2% for the years ended December 31, 2008 and December 31, 2007.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The response to this Item is contained under Item 15 "Exhibits, Financial Statement Schedules."

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

Item 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company's management, including the Company's President and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer, conducted an evaluation as of December 31, 2009 of the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e)). Based on that evaluation, the President and Chief Executive Officer and Vice President, Chief Financial Officer and Treasurer concluded that the disclosure controls and procedures were effective in ensuring that all material information required to be disclosed in the reports the Company files and submits under the Securities and Exchange Act of 1934 has been made known to them on a timely basis and that it has been properly recorded, processed, summarized and reported, as required.

PwC LLP, independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report, has issued an attestation report on the Company's internal control over financial reporting as of December 31, 2009, which appears on page F-2 of this Annual Report on Form 10-K.

Changes in Internal Controls

There have not been any changes in the Company's internal controls over financial reporting during the Company's year ended December 31, 2009 that materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting. See "Management's Report on Internal Control Over Financial Reporting" on page F-1, which is incorporated by reference to this Item, for further discussion of management's assessment of internal controls related to Section 404 of the Sarbanes-Oxley Act.

Item 9B. OTHER INFORMATION

None

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information required by this Item is incorporated by reference from the sections entitled "Nominees for Election as Directors" and "Corporate Governance" of the definitive Proxy Statement of Lydall to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Stockholders to be held on April 28, 2010. Information regarding the Executive Officers of the Company is contained in this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION

Information required by this Item is incorporated by reference from the sections entitled "Fiscal Year 2009 Director Compensation," "Compensation Discussion and Analysis," "Compensation Committee Report on Executive Compensation," "Fiscal Year 2009 Summary Compensation Table," "Grants of Plan-Based Awards For 2009," "Outstanding Equity Awards at Fiscal Year-End 2009," "Option Exercises and Stock Vested for 2009," and "Pension Benefits in 2009" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 28, 2010.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item is incorporated by reference from the section entitled "Securities Ownership of Directors, Certain Officers and 5 Percent Beneficial Owners" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 28, 2010.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item is incorporated by reference from the sections entitled "Independence Determination," "Related Party Transactions," and "Compensation Committee Interlocks and Insider Participation" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 28, 2010.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item is incorporated by reference from the sections entitled "Ratification of Appointment of Independent Auditors," and "Principal Fees and Services" of the definitive Proxy Statement of Lydall to be filed with the Commission in connection with its Annual Meeting of Stockholders to be held on April 28, 2010.

PART IV

Item 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

Other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or are presented in "Notes to Consolidated Financial Statements" and therefore have been omitted.

a) 3. Exhibits Included Herein or Incorporated by Reference:

3.1	Certificate of Incorporation of the Registrant, as amended through the date of filing of this report, filed as Exhibit 3.1 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference.
3.2	Bylaws of the Registrant, as amended and restated as of December 11, 2003, filed as Exhibit 3.2 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference.
4.1	Certain long-term debt instruments, each representing indebtedness in an amount equal to less than 10 percent of the Registrant's total consolidated assets, have not been filed as exhibits to this Annual Report on Form 10-K. The Registrant will file these instruments with the Commission upon request.
10.2	Stock Purchase and Sale Agreement between Lydall, Inc., Lydall Transport, Ltd. and LTL Acquisition LLC dated September 1, 2008, filed as Exhibit 10.1 to the Registrant's Form 8-K dated September 5, 2008 and incorporated herein by this reference.
10.3	Capital lease agreement between Lydall Thermique Acoustique S.A.S., CMCIC Lease and Natiocredimurs Societe en Nom Collectif, filed as Exhibit 10.5 to the Registrant's Quarterly Report on Form 10-Q dated November 9, 2004 and incorporated herein by reference.
10.4	Loan and Security Agreement, filed as Exhibit 99.1 to the Registrant's From 8-K dated March 17, 2009 and incorporated herein by this reference.
10.5	Contract for a Consortium Credit in the Amount of €6,000,000, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2003 and incorporated herein by this reference.
10.6	Supplement to the Contract for a Consortium Credit in the Amount of €6,000,000, filed as Exhibit 10.2 to the Registrant's Quarterly Report on Form 10-Q dated November 7, 2007 and incorporated herein by this reference.
10.7*	Employment Agreement with Dale Barnhart dated July 31, 2007, filed as Exhibit 10.1 to the Registrant's Form 8-K dated August 3, 2007 and incorporated herein by this reference.
10.8*	Employment Agreement with Erika H. Turner dated November 2, 2009, filed as Exhibit 10.1 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.9*	Resignation of Employment and Retention as Consultant with Thomas P. Smith dated November 3, 2009, filed as Exhibit 10.2 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.10*	Employment Agreement and Indemnification Agreement with Thomas P. Smith dated January 10, 2007, filed as Exhibit 10.2 to the Registrant's Form 8-K dated January 16, 2007 and incorporated herein by this reference.
10.11*	Employment Agreement with Mona G. Estey dated January 10, 2007, filed as Exhibit 10.14 to the Registrant's Annual Report on Form 10-K dated March 13, 2007 and incorporated herein by this reference.
10.12*	Employment Agreement with Mary A. Tremblay dated January 10, 2007, filed as Exhibit 10.15 to the Registrant's Annual Report on Form 10-K dated March 13, 2007 and incorporated herein by this reference.
10.13*	Letter of Agreement, dated October 14, 2009, between Lydall, Inc. and Mary A. Tremblay, filed as Exhibit 10.1 to the Registrant's From 8-K dated October 14, 2009 and incorporated herein by this reference.
10.14*	Employment Agreement with Peter V. Ferris dated January 29, 2007, filed as Exhibit 10.17 to the Registrant's Annual Report on Form 10-K dated March 13, 2007 and incorporated herein by this reference.
10.15*	Amendment to Employment Agreement with Peter V. Ferris dated July 24, 2007, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 3, 2007 and incorporated herein by this reference.
10.16*	Employment Agreement with Joseph Wilsted dated June 26, 2008, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated August 4, 2008 and incorporated herein by this reference.
10.17*	Employment Agreement with Kevin T. Longe dated January 10, 2007, filed as Exhibit 10.4 to the Registrant's Form 8-K dated January 16, 2007 and incorporated herein by this reference.
10.18*	Employment Agreement with Peter Kurto dated September 23, 2008, filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q dated November 3, 2008 and incorporated herein by this reference.
10.19*	Indemnification Agreement with Dale Barnhart dated July 31, 2007, filed as Exhibit 10.2 to the Registrant's Form 8-K dated August 3, 2007 and incorporated herein by this reference.
10.20*	Lydall, Inc. Annual Incentive Performance Bonus Program, filed as Exhibit 10.1 to the Registrant's Form 8-K dated January 15, 2009 and incorporated herein by this reference.

10.21	Form of Indemnification Agreement between Lydall, Inc. and non-employee directors, filed as Exhibit 10.1 to the Registrant's Form 8-K dated June 19, 2009 and incorporated herein by this reference.
10.22*	Amended and restated, 1992 Stock Incentive Compensation Plan, dated May 14, 1992, amended through March 10, 1999, filed as Exhibit 10.9 to the Registrant's Annual Report on Form 10-K dated March 21, 2001 and incorporated herein by this reference.
10.23*	Amended and Restatement of the Lydall 2003 Stock Incentive Compensation Plan, filed as Appendix A to the Company's Definitive Proxy Statement on March 19, 2009 and incorporated herein by this reference.
10.24*	Form of Nonqualified Stock Option Agreement (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.4 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.25*	Form of Agreement Covering Annual Nonqualified Stock Option Awards to Outside Directors (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.6 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.26*	Form of Agreement Covering Nonqualified Stock Option Awards to Outside Directors in Lieu of Cash-Based Retirement Benefits (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.7 to the Registrant's Quarterly Report on Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.27*	Form of Incentive Stock Option Agreement (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.3 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.28*	Form of Restricted Stock Award Agreement (Under the Lydall 2003 Stock Incentive Plan), filed as Exhibit 10.5 to the Registrant's Form 8-K dated November 4, 2009 and incorporated herein by this reference.
10.29*	Form of Lydall, Inc. Performance Share Award Agreement, filed as Exhibit 10.2 to the Registrant's Form 8-K dated January 15, 2009 and incorporated herein by this reference.
10.30*	Form of Lydall, Inc. Performance Share Award Agreement (One-Year Period), filed herewith.
10.31	Rights Agreement, dated as of June 23, 2009, between Lydall, Inc. and American Stock Transfer & Trust Company, LLC, filed as Exhibit 1 to the Registrant's Form 8-K dated June 25, 2009 and incorporated herein by this reference.
10.32	Amendment to Shareholder Rights Agreement, dated as of December 17, 2009, filed as Exhibit 4.01 to the Registrant's Form 8-K dated December 22, 2009 and incorporated herein by this reference.
14.1	Code of Ethics for the Chief Executive Officer, Senior Financial Officers and All Accounting and Financial Personnel, filed as Exhibit 14.1 to the Registrant's Annual Report on Form 10-K dated March 12, 2004 and incorporated herein by this reference. This document can also be accessed on Lydall's website at www.lydall.com under the Corporate Governance section.
21.1	List of subsidiaries of the Registrant, filed herewith.
23.1	Consent of PricewaterhouseCoopers LLP, filed herewith.
24.1	Power of Attorney, dated February 24, 2010, authorizing Dale G. Barnhart and/or Erika H. Turner to sign this report on behalf of each member of the Board of Directors indicated therein, filed herewith.
31.1	Certification Pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, filed herewith.
31.2	Certification Pursuant to Rule 13a-14(a) and Rule 15d-14(a) under the Securities Exchange Act of 1934, filed herewith.
32.1	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, furnished herewith.
*	Management contract or compensatory plan.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Lydall, Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LYDALL, INC.

February 26, 2010

By: /s/ JAMES V. LAUGHLAN
James V. Laughlan
Principal Accounting Officer and Controller

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of Lydall, Inc. in the capacities and on the dates indicated.

Signature	Title	Date
/s/ DALE G. BARNHART Dale G. Barnhart	President, Chief Executive Officer and Director (Principal Executive Officer)	February 26, 2010
/s/ ERIKA H. TURNER Erika H. Turner	Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	February 26, 2010
/s/ JAMES V. LAUGHLAN James V. Laughlan	Principal Accounting Officer and Controller	February 26, 2010
/s/ ERIKA H. TURNER Erika H. Turner Attorney-in-fact for:		February 26, 2010
Kathleen Burdett	Director	
W. Leslie Duffy	Chairman of the Board of Directors	
Matthew T. Farrell	Director	
Marc T. Giles	Director	
William D. Gurley	Director	
Suzanne Hammett	Director	
S. Carl Soderstrom, Jr.	Director	

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Lydall is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). With the participation of the Chief Executive Officer and the Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 as required by Rule 13a-15(c) under the Securities Exchange Act of 1934. The Company utilized the criteria and framework established by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission in *Internal Control – Integrated Framework* in performing this assessment. Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2009. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.



Dale G. Barnhart
President and Chief Executive Officer



Erika H. Turner
Vice President,
Chief Financial Officer and Treasurer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Lydall, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under item 15(a)(1) present fairly, in all material respects, the financial position of Lydall, Inc and its subsidiaries at December 31, 2009 and December 31, 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.



PricewaterhouseCoopers LLP
Hartford, Connecticut
February 26, 2010

Lydall, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS

In thousands except per share data	For the years ended December 31,		
	2009	2008	2007
Net sales	**$248,947**	$305,716	$320,917
Cost of sales	**215,482**	242,836	248,484
Gross margin	**33,465**	62,880	72,433
Selling, product development and administrative expenses	**50,783**	54,958	57,281
Impairment of goodwill and long-lived assets	**—**	17,409	—
Operating (loss) income from continuing operations	**(17,318)**	(9,487)	15,152
Interest expense	**814**	451	490
Other income, net	**(232)**	(133)	(140)
(Loss) Income from continuing operations before income taxes	**(17,900)**	(9,805)	14,802
Income tax (benefit) expense from continuing operations	**(3,742)**	(3,717)	6,244
(Loss) Income from continuing operations	**(14,158)**	(6,088)	8,558
Income from discontinued operations, net	**—**	1,052	549
Net (loss) income	**$(14,158)**	$ (5,036)	$ 9,107
Basic (loss) earnings per common share:			
(Loss) Income from continuing operations	**$ (.85)**	$ (.37)	$ .53
Income from discontinued operations	**$ —**	$ .06	$ .03
Net (loss) income	**$ (.85)**	$ (.31)	$ .56
Weighted average common shares outstanding	**16,567**	16,458	16,295
Diluted (loss) earnings per common share:			
(Loss) Income from continuing operations	**$ (.85)**	$ (.37)	$ .52
Income from discontinued operations	**$ —**	$ .06	$ .03
Net (loss) income	**$ (.85)**	$ (.31)	$ .55
Weighted average common shares and equivalents outstanding	**16,567**	16,458	16,472

The accompanying notes are an integral part of these consolidated financial statements.

Lydall, Inc.
CONSOLIDATED BALANCE SHEETS

In thousands of dollars and shares	December 31, 2009	2008
Assets		
Current assets:		
Cash and cash equivalents	**$ 22,721**	$ 13,660
Accounts receivable (net of allowance for doubtful receivables of $1,333 and $1,275, respectively)	**39,766**	34,297
Inventories, net	**26,571**	40,772
Taxes receivable	**4,651**	1,992
Prepaid expenses and other current assets, net	**6,413**	5,112
Total current assets	**100,122**	95,833
Property, plant and equipment, net	**93,884**	101,889
Restricted cash	**—**	2,400
Goodwill and other intangible assets	**26,403**	27,099
Deferred tax assets	**2,771**	3,126
Other assets, net	**1,772**	5,402
Total assets	**$224,952**	$235,749
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 1,531**	$ 1,455
Accounts payable	**25,959**	20,507
Accrued payroll and other compensation	**5,794**	7,566
Other accrued liabilities	**6,028**	5,839
Total current liabilities	**39,312**	35,367
Long-term debt	**5,220**	6,699
Deferred tax liabilities	**6,614**	7,332
Pension and other long-term liabilities	**16,998**	20,206
Commitments and contingencies (Note 16)		
Stockholders' equity:		
Preferred stock (par value $1.00 per share; authorized 500,000 shares; none issued or outstanding)	**—**	—
Common stock (par value $.10 per share; authorized 30,000 shares; issued 23,560 and 23,172 shares, respectively)	**2,356**	2,317
Capital in excess of par value	**53,394**	52,071
Retained earnings	**169,502**	183,660
Accumulated other comprehensive loss	**(3,355)**	(6,920)
Treasury stock, 6,461 and 6,442 shares of common stock, respectively, at cost	**(65,089)**	(64,983)
Total stockholders' equity	**156,808**	166,145
Total liabilities and stockholders' equity	**$224,952**	$235,749

The accompanying notes are an integral part of these consolidated financial statements.

Lydall, Inc.
CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands	For the years ended December 31, 2009	2008	2007
Cash flows from operating activities:			
Net (loss) income	**$(14,158)**	$ (5,036)	$ 9,107
Adjustments to reconcile net (loss) income to net cash provided by operating activities:			
Gain from discontinued operations, net of tax	**—**	(860)	—
Depreciation and amortization	**15,722**	15,935	15,227
Amortization of debt issuance costs	**335**	15	46
Deferred income taxes	**(1,073)**	(5,379)	2,814
Stock based compensation	**1,425**	903	937
Loss on disposition of property, plant and equipment, net	**103**	489	267
Impairment of goodwill and long-lived assets	**—**	17,409	—
Changes in operating assets and liabilities (exclusive of impact of acquisitions):			
Accounts receivable	**(4,666)**	12,088	120
Taxes receivable	**(2,710)**	(70)	(720)
Inventories	**14,677**	(3,486)	(4,162)
Prepaid expenses and other assets	**(915)**	(1,292)	1,358
Accounts payable	**5,188**	(6,658)	1,746
Accrued taxes	**484**	(1,687)	(2,117)
Accrued payroll and other compensation	**(2,022)**	(56)	(1,437)
Proceeds from surrender of life insurance policies	**3,830**	—	—
Supplemental executive retirement settlement payments	**(1,433)**	—	—
Other liabilities, net	**(720)**	(2,217)	(1,053)
Net cash provided by operating activities	**14,067**	20,098	22,133
Cash flows from investing activities:			
Proceeds from sale of operation, net	**—**	3,351	—
Acquisitions, net	**(128)**	(10,148)	—
Capital expenditures	**(5,921)**	(12,037)	(14,610)
Release of (increase in) restricted cash	**2,400**	(2,400)	—
Net cash used for investing activities	**(3,649)**	(21,234)	(14,610)
Cash flows from financing activities:			
Debt proceeds	**8,816**	—	31,251
Debt repayments	**(9,092)**	(250)	(31,473)
Capital lease payments	**(1,287)**	(1,064)	(1,032)
Common stock repurchased	**(106)**	(82)	(71)
Common stock issued	**—**	1,134	2,556
Net cash (used for) provided by financing activities	**(1,669)**	(262)	1,231
Effect of exchange rate changes on cash	**312**	(658)	560
Increase (decrease) in cash and cash equivalents	**9,061**	(2,056)	9,314
Cash and cash equivalents at beginning of year	**13,660**	15,716	6,402
Cash and cash equivalents at end of year	**$ 22,721**	$ 13,660	$ 15,716
Supplemental Schedule of Cash Flow Information			
Cash paid during the year for:			
Interest	**$ 479**	$ 451	$ 598
Income taxes	**$ 842**	$ 2,448	$ 6,597
Noncash transactions:			
Pension liability adjustment	**$ 2,768**	$(14,671)	$ 2,005

The accompanying notes are an integral part of these consolidated financial statements.

Lydall, Inc.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

In thousands	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Compre-hensive Income (Loss)	Treasury Stock	Total Stock-holders' Equity
Balance at December 31, 2006	22,676	$ 2,268	$ 46,639	$ 179,911	$ (2,771)	$ (64,830)	$ 161,217
Net income				9,107			9,107
Other comprehensive income:							
Foreign currency translation adjustments					5,811		5,811
Change in pension plans, net of income taxes of $762					1,243		1,243
Change in fair value of derivative instrument, net of income tax benefits of $19					(31)		(31)
Comprehensive income							16,130
FIN 48 Adjustment				(322)			(322)
Stock repurchased						(71)	(71)
Stock issued under employee plans	314	32	2,362				2,394
Stock based compensation expense			937				937
Stock issued to Directors	14	1	167				168
Balance at December 31, 2007	23,004	2,301	50,105	188,696	4,252	(64,901)	180,453
Net loss				(5,036)			(5,036)
Other comprehensive income:							
Foreign currency translation adjustments					(2,174)		(2,174)
Change in pension plans, net of income tax benefit of $5,575					(9,096)		(9,096)
Change in fair value of derivative instrument, net of income taxes of $60					98		98
Comprehensive loss							(16,208)
Stock repurchased						(82)	(82)
Stock issued under employee plans	136	13	745				758
Stock based compensation expense			972				972
Stock issued to Directors	32	3	249				252
Balance at December 31, 2008	23,172	2,317	52,071	183,660	(6,920)	(64,983)	166,145
Net loss				(14,158)			(14,158)
Other comprehensive income:							
Foreign currency translation adjustments					1,859		1,859
Change in pension plans, net of income taxes of $1,052					1,716		1,716
Change in fair value of derivative instrument, net of income tax benefit of $6					(10)		(10)
Comprehensive loss							(10,593)
Stock repurchased						(106)	(106)
Stock issued under employee plans	326	33	(96)				(63)
Stock based compensation expense			1,173				1,173
Stock issued to Directors	62	6	246				252
Balance at December 31, 2009	**23,560**	**$2,356**	**$53,394**	**$169,502**	**$(3,355)**	**$(65,089)**	**$156,808**

The accompanying notes are an integral part of these consolidated financial statements.

1. Significant Accounting Policies

Business – Lydall, Inc. and its subsidiaries (the "Company" or "Lydall") design and manufacture specialty engineered automotive thermal and acoustical barriers, filtration media, industrial thermal insulating solutions, temperature-control equipment, medical filtration media and devices and biopharmaceutical processing components for demanding thermal/acoustical, filtration/separation and bio/medical applications.

Principles of consolidation – The consolidated financial statements include the accounts of Lydall, Inc. and its subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Estimates and assumptions – The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement dates and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Risks and uncertainties – The Company's 2009 operating results were negatively impacted by a global economic recession and economic uncertainties. Among other factors, disruptions in the global credit and financial markets, including diminished liquidity and credit availability, declines in consumer confidence and spending, declines in economic growth and increases in unemployment rates have caused economic instability. Worldwide economic cycles, and the effects on the markets in which the Company operates, are difficult to predict. These economic uncertainties affect businesses such as the Company's in a number of ways, including the results of operations and liquidity, as well as making it difficult to accurately forecast and plan future business activities.

Cash and cash equivalents – Cash and cash equivalents include cash on hand and highly liquid investments with original maturities of three months or less at the date of purchase.

Restricted cash – Restricted cash represents balances with financial institutions not immediately available for use by the Company. The Company had no restricted cash as of December 31, 2009 and $2.4 million as of December 31, 2008. The restrictions on the Company's cash at December 31, 2008 related to outstanding domestic letters of credit, issued during the ordinary course of business, to satisfy security deposit requirements. These domestic letters of credit were secured by the Company's cash, which was held in a money market account at a financial institution. Restricted cash was reported as a non-current asset of the Company at December 31, 2008.

Concentrations of credit risk – Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents in high-quality financial institutions and instruments with a minimum investment grade rating of BBB or better. Concentrations of credit risk with respect to trade accounts receivable are limited by the large number of customers comprising the Company's customer base and their dispersion across many different industries and geographies. Foreign and export sales were 50% of the Company's net sales in 2009, 53% in 2008 and 48% in 2007. Export sales primarily to Europe, Asia, Mexico and Canada were $28.8 million, $44.0 million and $47.5 million in 2009, 2008 and 2007, respectively. The Company performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral. Sales to the automotive market were approximately 51% of the Company's net sales in 2009, 54% in 2008 and 55% in 2007. Sales to Ford were approximately 10% of Lydall's 2009 net sales. Sales to Volkswagen and Chrysler were each approximately 10% of net sales in 2008. Sales to Chrysler were approximately 14% of Lydall's 2007 net sales. No other customer accounted for more than 10% of total net sales in 2009, 2008 or 2007. At December 31, 2009, Ford Motor Company and Chrysler represented approximately 12% and 10%, respectively, of total accounts receivable. No other customers accounted for more than 10% of total accounts receivable at December 31, 2009 or 2008.

Inventories – Inventories are valued at lower of cost or market, cost being determined using the first-in, first-out (FIFO) cost method. Inventories in excess of requirements for current or anticipated orders have been reserved as appropriate.

Pre-production design and development costs – The Company enters into contractual agreements with certain customers to design and develop molds, dies and tools (collectively, "tooling"). All such tooling contracts relate to products that the Company will supply to customers under long-term supply agreements. Tooling costs are accumulated in work-in process inventory and are charged to operations as the related revenue from the tooling is recognized. Revenue is recognized as tooling is delivered and accepted by the customer. The Company also may progress bill on certain tooling being constructed. These billings are recorded as progress billings (a reduction of the associated work-in-process inventory) until the appropriate revenue recognition criteria have been met.

Periodically, the Company enters into contractually guaranteed reimbursement arrangements as a mechanism to collect amounts due from customers from tooling sales. Under these arrangements, amounts due from tooling sales are collected as parts are delivered over the part supply arrangement, in accordance with the specific terms of the arrangement. The amounts due from the customer in such transactions are recorded in "Prepaid expenses and other current assets, net" or "Other assets, net" based upon the expected term of the reimbursement arrangement.

The following tooling related assets were included in the Consolidated Balance Sheets as of December 31, 2009 and 2008:

In thousands	December 31,	
	2009	2008
Inventories, net of progress billings and reserves	**$4,269**	$ 3,894
Prepaid expenses and other current assets, net	**1,224**	356
Other assets, net	**35**	315
Total tooling related assets	**$5,528**	$4,565

Amounts included in "Prepaid expenses and other current assets, net" include the short-term portion of receivables due under contractually guaranteed reimbursement arrangements and amounts included in "Other assets, net" represent the long-term portion of those receivables. Included in the inventory balance was an offset for progress billings of $1.3 million and $0.9 million at December 31, 2009 and 2008, respectively. Company owned tooling is recorded in "Property, plant and equipment, net" and was not material at December 31, 2009 or December 31, 2008.

Property, plant and equipment – Property, plant, and equipment are stated at cost. Assets held under capital leases are recorded at the lower of the net present value of the minimum lease payments or the fair value of the leased asset at the inception of the lease. Property, plant and equipment, including property, plant and equipment under capital leases, are depreciated over their estimated useful lives using the straight-line method. Leasehold improvements are depreciated on a straight-line basis over the term of the lease or the life of the asset, whichever is shorter. The cost and accumulated depreciation amounts applicable to assets sold or otherwise disposed of are removed from the asset and accumulated depreciation accounts and any net gain or loss is included in the Consolidated Statements of Operations. Expenses for maintenance and repairs are charged to expense as incurred.

Goodwill and other intangible assets – Goodwill represents costs in excess of fair values assigned to the underlying net assets of acquired companies, net of accumulated amortization. Goodwill and other intangible assets with indefinite lives are not amortized but are subject to annual impairment tests. All other intangible assets are amortized over their estimated useful lives, which range from 4 to 20 years. In performing impairment tests, the Company considers current market capitalization, discounted cash flows and other factors as best evidence of fair value. There are inherent uncertainties and management judgment required in these analyses. Refer to Note 15 for discussion of impairment charges recorded in the fourth quarter of 2008.

Valuation of long-lived assets – The Company evaluates the recoverability of long-lived assets, or asset groups, whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Should such evaluations indicate that the related future undiscounted cash flows are not sufficient to recover the carrying values of the assets, such carrying values would be reduced to fair value and this adjusted carrying value would become the assets' new cost basis. Fair value is determined primarily using future anticipated cash flows that are directly associated with, and that are expected to arise as a direct result of the use and eventual disposition of the asset, or asset group, discounted using an interest rate commensurate with the risk involved, as well as market conditions and other factors. Refer to Note 15 for discussion of impairment charges recorded in the fourth quarter of 2008.

Derivative instruments – The Company recognizes derivative instruments as either assets or liabilities on the balance sheet and measures them at fair value. Gains and losses resulting from changes in the fair values of the derivatives are reported in the consolidated statement of operations, or as accumulated other comprehensive income, a separate component of stockholders' equity, depending of the type of derivative and whether they qualify for hedge accounting. In general, the types of risks being hedged by the Company are related to the variability of future cash flows caused by changes in foreign currency exchange rates and the fair value of recorded intercompany assets or liabilities. The Company does not engage in derivative instruments for speculative purposes.

Employer sponsored benefit plans – The Company recognizes the funded status of its defined benefit plans as well as provides required disclosures. Net benefit obligations are calculated based on actuarial valuations using key assumptions related to discount rates and expected return on plan assets.

Asset retirement obligations – The Company records asset retirement obligation liabilities at fair value in the period in which it occurred if a reasonable estimate of fair value can be made. The Company has conditional legal obligations for certain of the Company's owned and leased facilities related primarily to building materials and leasehold improvements.

Accrued liabilities for conditional asset retirement obligations as of December 31, 2009 were as follows:

In thousands	Total
Balance as of December 31, 2008	$582
Additions	92
Accretion	70
Payments	(62)
Foreign currency translation	8
Balance as of December 31, 2009	$690

Revenue recognition – The Company recognizes revenue (1) once evidence of an arrangement exists; (2) product delivery has occurred; (3) pricing is fixed or determinable; and (4) collection is reasonably assured. The four criteria required to recognize revenue are considered to be met, and the passage of title to the customer occurs, at the respective FOB point and, therefore, revenue is recognized at that time. The Company's standard sales and shipping terms are FOB shipping point, therefore, substantially all revenue is recognized upon shipment. However, in limited circumstances, the Company conducts business with certain customers on FOB destination terms and in these instances revenue is recognized upon receipt by the customer. The Company generally does not provide specific customer inspection or acceptance provisions in its sales terms, with the exception of tooling sales discussed in "Pre-production design and development costs" above.

Sales returns and allowances are recorded as identified or communicated by the customer and internally approved. The Company does not provide customers with general rights of return for products sold; however, in limited circumstances, the Company will allow sales returns and allowances from customers if the products sold do not conform to specifications.

Shipping and handling costs consist primarily of costs incurred to deliver products to customers and internal costs related to preparing products for shipment and are recorded in cost of sales. Amounts billed to customers as shipping and handling are classified as revenue.

Research and development – Research and development costs are charged to expense as incurred and amounted to $7.9 million in 2009, $8.5 million in 2008 and $8.5 million in 2007. Research and development costs were primarily comprised of development personnel salaries, prototype material costs and testing and trials of new products.

Earnings per share – Basic earnings per common share are equal to net income divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share are equal to net income divided by the weighted average number of common shares outstanding during the period, including the effect of stock options and stock awards, if such effect is dilutive.

Income taxes – The provision for income taxes is based upon income reported in the accompanying consolidated financial statements. Deferred income taxes reflect the impact of temporary differences between the amounts of income and expense recognized for financial reporting purposes and such amounts recognized for tax purposes.

Translation of foreign currencies – Assets and liabilities of foreign subsidiaries are translated at exchange rates prevailing on the balance sheet date. Revenues and expenses are translated at average exchange rates prevailing during the period. Any resulting translation gains or losses are reported in other comprehensive income.

Stock options and share grants – The Company accounts for awards of equity instruments under the fair value method of accounting and recognizes such amounts in the statements of operations. The Company recognizes expense on a straight-line basis over the vesting period of the entire award. Stock-based compensation expense includes the estimated effects of forfeitures, and such estimates of forfeitures are adjusted over the requisite service period to the extent actual forfeitures differ, or are expected to differ, from such estimates. The effect of changes in estimated forfeitures is recognized in the period of change and also impacts the amount of expense to be recognized in future periods. The Company estimates the fair value of option grants based on the Black Scholes option-pricing model. Expected volatility and expected term are based on historical information. The Company believes that its future volatility and expected term are not likely to materially differ from the Company's historical stock price volatility and historical exercise data, respectively. Compensation expense for restricted stock is recorded based on the market value of the stock on the grant date and recognized as expense over the vesting period of the award.

Reclassification of financial information – Certain prior year components of the consolidated financial statements have been reclassified to be consistent with current year presentation.

In 2008, the Company sold its wholly owned subsidiary, Lydall Transport, Ltd. (Transport). The Consolidated Financial Statements for the year ended December 31, 2007 have been reclassified to reflect Transport as a discontinued operation (See Note 9).

2. Inventories

Inventories as of December 31, 2009 and 2008 were as follows:

	December 31,	
In thousands	**2009**	2008
Raw materials	**$ 9,692**	$17,537
Work in process	**9,063**	11,080
Finished goods	**9,108**	13,032
	27,863	41,649
Less: Progress billings	**(1,292)**	(877)
Total inventories	**$26,571**	$40,772

Progress billings on tooling inventory were $1.3 million and $0.9 million at December 31, 2009 and 2008, respectively. Total tooling inventory, net of progress billings was $4.3 million and $3.9 million at December 31, 2009 and 2008, respectively.

3. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2009 and 2008 were as follows:

In thousands	Estimated Useful Lives	December 31, 2009	December 31, 2008
Land	—	**$ 2,467**	$ 2,435
Buildings and improvements	10-35 years	**47,170**	43,388
Machinery and equipment	5-25 years	**147,225**	143,163
Office equipment	2-8 years	**34,360**	34,599
Vehicles	3-6 years	**650**	625
Assets under capital leases:			
Land	—	**720**	703
Buildings and improvements	10-35 years	**6,291**	6,227
Machinery and Equipment	5-25 years	**4,288**	4,184
		243,171	235,324
Accumulated depreciation		**(148,299)**	(135,769)
Accumulated amortization on capital leases		**(3,562)**	(2,813)
		91,310	96,742
Construction in progress		**2,574**	5,147
Total property, plant and equipment		**$ 93,884**	$ 101,889

Depreciation expense was $14.8 million in 2009, $15.7 million in 2008 and $15.1 million in 2007.

4. Goodwill and Intangible Assets

Goodwill was $19.3 million as of December 31, 2009 compared to $19.4 million as of December 31, 2008. As of December 31, 2009, $14.6 million of goodwill was allocated to the Performance Materials segment and $4.7 million was allocated to Other Products and Services (OPS).

During the fourth quarter of 2009, the Company performed its annual impairment analysis of the $14.6 million of goodwill in the Performance Materials reporting unit and $4.7 million of goodwill in the Vital Fluids reporting unit, included in OPS. The Company's goodwill impairment testing analysis (analysis) included projecting cash flows for the years 2010 – 2014 and discounting those amounts based on appropriate market risks. Based on those projections and other assumptions used in the analysis, the Company concluded that the fair value of these reporting units exceeded their carrying value of net assets. As a result, there was no impairment of goodwill.

Gross and net carrying amounts of goodwill at December 31, 2008 and 2009 are as follows:

In thousands	Performance Materials	Thermal/ Acoustical	Other Products and Services	Totals
Goodwill	$ 14,746	$ 12,160	$ 8,879	$ 35,785
Accumulated impairment losses	—	(12,160)	(4,219)	(16,379)
Balance at December 31, 2008	$ 14,746	$ —	$ 4,660	$ 19,406
Goodwill	14,598	12,160	8,879	35,637
Accumulated impairment losses	—	(12,160)	(4,219)	(16,379)
Balance at December 31, 2009	**$14,598**	**$ —**	**$4,660**	**$19,258**

The changes in the carrying amounts of goodwill in 2008 and 2009 are as follows:

In thousands	Performance Materials	Thermal/ Acoustical	Other Products and Services	Totals
Balance at January 1, 2008	$ —	$ 26,224	$ 4,660	$ 30,884
Operating segment reorganization	9,845	(14,064)	4,219	—
Goodwill acquired	4,419	—	—	4,419
Goodwill impairment	—	(12,160)	(4,219)	(16,379)
Currency translation adjustments	482	—	—	482
Balance at December 31, 2008	$ 14,746	$ —	$ 4,660	$ 19,406
Goodwill adjustment	(243)	—	—	(243)
Currency translation adjustments	95	—	—	95
Balance at December 31, 2009	**$14,598**	**$ —**	**$4,660**	**$19,258**

The goodwill adjustment in 2009 was related to the acquisition of DSM Solutech B.V. (Solutech) in December 2008. This acquisition was accounted for using the purchase method set forth in the guidance for Business Combinations, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company made a preliminary allocation of the purchase price of € 8.6 million (or $10.8 million) in the fourth quarter of 2008. This preliminary allocation was subsequently revised during 2009 upon final resolution of certain adjustments to the purchase price detailed in the Sale and Purchase Agreement between the Company and seller, resulting in a reduction of goodwill by approximately $0.2 million.

The table below presents the gross carrying amount and, as applicable, the accumulated amortization of the Company's acquired intangible assets other than goodwill included in "Goodwill and other intangible assets" in the Consolidated Balance Sheets as of December 31, 2009 and 2008:

	December 31, 2009		December 31, 2008	
In thousands	**Gross Carrying Amount**	**Accumulated Amortization**	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
License agreements	**$ 902**	**$ (442)**	$ 889	$(276)
Patents	**7,240**	**(1,203)**	6,908	(515)
Other	**307**	**(109)**	319	(82)
Total amortized intangible assets	**$8,449**	**$(1,754)**	$8,116	$(873)
Unamortized intangible assets:				
Trademarks	**$ 450**		$ 450	

Amortization of intangible assets for the years ended December 31, 2009 and 2008 was $0.9 million and $0.1 million, respectively. This increase in amortization expense was due to the amortization of intangible assets acquired by the Company in the Solutech acquisition in December 2008. Estimated amortization expense for intangible assets is expected to be $0.9 million for the year ending December 31, 2010, $0.8 million for the years ending December 31, 2011 and 2012, and $0.7 million for the years ending December 31, 2013 and 2014.

5. Long-term Debt and Financing Arrangements

On March 11, 2009, the Company and the Company's domestic subsidiaries, as co-borrowers or guarantors, entered into a $35 million senior secured domestic credit facility (Domestic Credit Facility) with a financial institution (Lender), which replaced the Company's prior domestic revolving credit facility that expired on February 1, 2009. Subject to and upon the terms and conditions contained in the Domestic Credit Facility, the Lender agreed to make revolving loans to the Company and its domestic subsidiaries from time to time in amounts requested by the Company and its domestic subsidiaries up to the lesser of the Borrowing Base at such time or the maximum credit of $35 million. The Borrowing Base under the Domestic Credit Facility is determined based on certain percentages of eligible domestic accounts receivable, eligible domestic inventories and eligible domestic fixed assets, reduced by applicable reserves. The Company had no borrowings outstanding under the Domestic Credit Facility at December 31, 2009, or any outstanding borrowings under its previous domestic credit facility at December 31, 2008. The Domestic Credit Facility has a term of three years.

Interest is charged on borrowings at the Company's option of either: (i) the Prime Rate plus the Applicable Margin or (ii) the Eurodollar Rate plus the Applicable Margin. The Prime Rate is a fluctuating rate equal to the higher of the financial institution's prime rate or the federal funds rate plus .50%. The Eurodollar Rate is a fluctuating LIBOR rate offered for deposits in U.S. dollars. The Applicable Margin added to the Prime Rate ranges from 1.25% to 1.75% and the Applicable Margin added to the Eurodollar Rate ranges from 4.25% to 4.75% depending on the type of collateral that supports the outstanding borrowings. The Company also pays .50% per annum on the average daily unused portion of the Domestic Credit Facility and 4.25% per annum on the daily outstanding balance of letters of credit.

Repayment of amounts due and owing under the Domestic Credit Facility are secured by a lien and security interest in most of the present and future domestic assets of the Company and its domestic subsidiaries, as well as 100% of all of the issued and outstanding shares of capital stock of the Company's domestic subsidiaries and a pledge of 65% of the issued and outstanding shares of the capital stock of certain of the Company's foreign subsidiaries. The payment of outstanding principal under the Domestic Credit Facility and accrued interest thereon may be accelerated and become immediately due and payable upon the Company's default in its payment or other performance obligations or its failure to comply with the financial and other covenants set forth in the loan agreement, subject to any applicable notice requirements and cure periods set forth in the loan agreement.

The loan agreement evidencing the Domestic Credit Facility contains a number of affirmative and negative covenants, including financial covenants. Among others, the Company and its domestic subsidiaries at all times must maintain Excess Availability, as defined in the loan agreement, of not less than $5.0 million. For the period March 31, 2009 to July 31, 2009, the Company was subject to a minimum cash flow requirement determined as of the end of each month during such period. Commencing on August 1, 2009, if the borrowings under the Domestic Credit Facility exceed $5.0 million, or Excess Availability under the Credit Facility is less than $12.5 million, the Company is required to meet a minimum fixed charge coverage ratio. The fixed charge coverage ratio requires that, at the end of any month, the ratio of consolidated EBITDA to fixed charges may not be less than 1 to 1 for the immediately preceding 12 month period, except that prior to August 31, 2010 compliance with the fixed charge coverage ratio generally shall be measured during the period commencing as of August 1, 2009 and ending as of the last day of the month in the measuring period. Once the Company is required to comply with the fixed charge coverage ratio, borrowings must be less than $5.0 million and Excess Availability greater than $12.5 million for each day for sixty consecutive days in order for the Company not to be required to comply with the fixed charge coverage ratio until the next time that borrowings under the Domestic Credit Facility exceed $5.0 million, or Excess Availability under the Credit Facility is less than $12.5 million. At no time during 2009 did borrowings under the Domestic Credit Facility exceed $5.0 million or was Excess Availability less than $12.5 million, therefore, the Company was not subject to the minimum cash flow requirement or fixed charge coverage ratio. As of December 31, 2009, Lydall was limited to borrowing up to $13.1 million under the Domestic Credit Facility in order to maintain Excess Availability of not less than $5.0 million. The Domestic Credit Facility also generally restricts the Company's ability to pay a cash dividend on its common stock or repurchase shares of common stock, subject to certain stated exceptions.

At December 31, 2009, the Company's foreign subsidiaries had various credit arrangements with banks totaling €7.0 million (approximately $10.0 million), including €6 million (approximately $8.6 million) in Germany (German Facility). The German Facility allows for borrowings at an interest rate based on the Euro Overnight Index Average plus a margin of 1.5%. Repayment of amounts due under the German Facility are secured by the land and manufacturing equipment at the facility in Germany. The expiration of the German Facility is September 30, 2011. The Company's foreign subsidiaries had no borrowings outstanding on any of its credit arrangements at December 31, 2009 and 2008, and all amounts were available for borrowings.

The Company has a capital lease agreement for a high speed manufacturing line at its German operation. The lease has monthly principal and interest payments until 2012. The lease also contains a purchase option, which provides the Company with the option to purchase the equipment anytime after the fourth year of the lease term for a stated percentage of the original purchase price. In addition, the Company has a capital lease agreement for the land and building at the St. Nazaire, France operating facility requiring monthly principal and interest payments until 2016. The capital lease provides an option for the Company to purchase the land and building at the end of the lease for a nominal amount.

Total outstanding debt consists of:

In thousands	Effective Rate	Maturity	December 31, 2009	December 31, 2008
Volksbank Meinerzhagen eG, collateralized by certain real estate	5.95%	2013	**$ 855**	$ 1,061
City of Winston Salem NC, collateralized by certain fixed assets	4.00%	2009	**—**	50
Capital Lease, manufacturing equipment, Meinerzhagen, Germany	4.25%	2012	**1,509**	2,086
Capital Lease, land and building, St. Nazaire, France	5.44%	2016	**4,387**	4,957
			6,751	8,154
Less portion due within one year			**(1,531)**	(1,455)
Total long-term debt			**$ 5,220**	$ 6,699

As of December 31, 2009, total debt maturing in 2010, 2011, 2012, 2013 and 2014 was $1.5 million, $1.6 million, $1.1 million, $0.8 million and $0.7 million, respectively. There was $1.1 million of debt outstanding that matures after 2014.

The weighted average interest rate on long-term debt was 5.0% for the year ended December 31, 2009, compared with 5.2% for 2008 and 5.2% for 2007.

6. Financial Instruments and Fair Value Measurements

The Company did not hold any material investments in financial instruments at December 31, 2009 or 2008. No material gains or losses on investments were realized in 2009, 2008 or 2007. For the purpose of computing realized gains and losses, cost is determined on the specific identification basis.

The Company utilizes letters of credit in the ordinary course of business to satisfy security deposit requirements. Outstanding letters of credit were $2.5 million as of December 31, 2009 and $5.8 million as of December 31, 2008. At December 31, 2008, the Company's domestic letters of credit of $2.4 million were secured by the Company's cash, which was held in a money market account at a financial institution. This cash held at the financial institution was recorded as restricted cash and a non-current asset of the Company at December 31, 2008.

The Company periodically enters into foreign currency forward exchange contracts to mitigate exposure to foreign currency risk. The fair values of these contracts are not considered material to the Company's consolidated financial position as of December 31, 2009 and 2008. The Company reassesses the effectiveness of its derivative instruments on an ongoing basis. If it is determined that a derivative instrument has ceased to be highly effective as a hedge, the Company will discontinue hedge accounting prospectively and changes in the fair value of the derivative instrument will then be reported in the current period results of operations.

By nature, all financial instruments involve market and credit risks. The Company enters into derivative and other financial instruments with major investment grade financial institutions and has policies to monitor the credit risk of those counterparties. The Company does not anticipate non-performance by any of its counterparties.

Recently issued accounting guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The Company adopted this guidance beginning on January 1, 2008, however there was a delayed effective date for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until fiscal years beginning after November 15, 2008. The Company adopted the application of the guidance for non-recurring nonfinancial assets and liabilities measured at fair value on January 1, 2009. The application of this guidance for non-recurring nonfinancial assets and liabilities had no effect on the Company's consolidated financial position, results of operations or cash flows during 2009.

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2009:

In thousands	Total Carrying Value at December 31, 2009	Fair Value measurements at December 31, 2009 using Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Forward exchange contracts	**$662**	**$—**	**$662**	**$—**

The following table provides the assets carried at fair value measured on a recurring basis as of December 31, 2008:

In thousands	Total Carrying Value at December 31, 2008	Fair Value measurements at December 31, 2008 using Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Forward exchange contracts	$453	$—	$453	$—

Derivative valuations are based on observable inputs to a valuation model including interest rates and foreign currency exchange rates and are classified within Level 2 of the valuation hierarchy.

The carrying amounts and fair values of financial instruments as of December 31, 2009 and 2008 were as follows:

	2009		2008	
In thousands	**Carrying Amount**	**Fair Value**	Carrying Amount	Fair Value
Financial liabilities:				
Current portion of long-term debt	**$1,531**	**$1,548**	$1,455	$1,447
Long-term debt	**$5,220**	**$5,303**	$6,699	$6,597

The above fair values were computed based on quoted market rates and discounted future cash flows. The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair value as of December 31, 2009 and 2008.

7. Derivative Instruments and Hedging Activities

In March 2008, the authoritative guidance was issued regarding disclosure of derivative instruments and hedging activities. Enhanced disclosures are required about how and why an entity uses derivative instruments, how they are accounted for and how they affect an entity's financial position, results of operations and cash flows. The Company adopted this guidance on January 1, 2009 and there was no effect on the Company's consolidated financial position, results of operations or cash flows.

In general, the Company utilizes derivative instruments to reduce its exposure to the effects of the variability of foreign currencies on its financial performance when it believes such action is warranted. Historically, the Company has entered into derivative instruments to hedge either the variability of cash flows of a prospective transaction or the fair value of a recorded intercompany asset or liability. In certain instances, the Company has designated these transactions as hedging instruments. However, whether or not a derivative was designated as being a hedging instrument, Lydall's objective for entering into the derivative has always been for risk management purposes. The Company does not engage in derivative instruments for speculative purposes. Lydall has historically not been a party to a significant number of derivative instruments.

Derivative instruments are measured at fair value and recognized as either assets or liabilities on the balance sheet in either current or non-current other assets or other accrued liabilities or other long-term liabilities depending upon maturity and commitment. For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the statement of operations. For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income and reclassified into earnings in the same period or periods in which the hedge transaction affects earnings.

In December 2008, the Company entered into a foreign currency forward contract, notional amount of €4.5 million, that matures in December 2010. This derivative instrument is accounted for as an economic hedge of an intercompany loan denominated in a foreign currency. During each quarterly period ended in 2009, the Company remeasured this derivative instrument at fair value and recognized the change in fair value in the statement of operations. The Company entered into this derivative instrument to minimize the offsetting impact in the Company's statement of operations of changes in foreign currency rates impacting the amount of an intercompany loan. The table below discloses the location and amount of gain recognized in the Company's 2009 statement of operations related to this derivative instrument.

The fair value of derivative instruments at December 31, 2009 is summarized in the following table:

	Asset Derivatives		Liability Derivatives	
In thousands	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Foreign exchange contracts	Other current assets	$ 32	Other liabilities	$—
Derivatives not designated as hedging instruments:				
Foreign exchange contracts	Other current assets	$ 630	Other liabilities	$—
Total Derivatives		**$662**		**$—**

The effect of derivative instruments not designated as hedging instruments on the consolidated statement of operations for the year ended December 31, 2009:

In thousands	Location of Gain (Loss) Recognized in Earnings	Gain Recognized in Earnings
Foreign exchange contracts	Other income, net	$ 225
Total		**$225**

The Company includes the gain or loss on the derivative in the same line item as the offsetting gain or loss on the related hedged item. The amounts noted in the tables above for other income, net do not include any adjustments for the impact of deferred income taxes.

The effect of derivative instruments on the consolidated statement of operations designated as cash flow or fair value hedging instruments was immaterial for 2009 and 2008.

8. Restructuring and Related Costs

In September 2008, the Company announced that it would be closing the St. Johnsbury, VT manufacturing facility and consolidating the North American automotive (NA Auto) parts production into its Hamptonville, NC operation. The Company commenced the transfer of equipment and production in the first quarter of 2009 and substantially completed the consolidation during the second quarter of 2009. This consolidation is expected to reduce operating costs significantly, increase efficiency and enhance the Company's competitive position while maintaining essentially the same level of manufacturing capacity.

In the Thermal/Acoustical segment during 2009 and 2008, the Company recorded pre-tax restructuring and restructuring related charges of $5.8 million and $1.6 million, respectively, with over 95% recorded in cost of sales during both periods. These restructuring activity expenses primarily included severance related expenses, acceleration of depreciation expense on fixed assets that were not transferred to the Hamptonville, NC facility, and facility exit, moving and set-up expenses of equipment transferred from St. Johnsbury, VT to Hamptonville, NC. During the fourth quarter of 2009, the Company ceased using the right conveyed by the lease of the St. Johnsbury, VT facility. As a result, the Company estimated the fair value of the remaining lease payments expected to occur through the third quarter of 2011 and recorded a lease termination charge of $0.7 million. No future restructuring expenses are expected to be incurred by the Company as a result of the consolidation.

Actual pre-tax expenses incurred for the restructuring program by type are as follows:

In thousands	Severance and Related Expenses	Accelerated Depreciation	Facility Exit, Move and Set-up Expenses	Total
Expense incurred during quarter ended:				
December 31, 2008	$ 708	$ 515	$ 344	$ 1,567
March 31, 2009	525	312	1,295	2,132
June 30, 2009	731	149	2,121	3,001
September 30, 2009	—	—	—	—
December 31, 2009	—	—	658	658
Total pre-tax expense incurred	**$1,964**	**$976**	**$4,418**	**$7,358**

Total cash outflows for the restructuring program were $5.4 million and $0.3 million in 2009 and 2008, respectively. Other than the remaining lease payments on the St. Johnsbury, VT facility of approximately $0.7 million, to be made ratably through the third quarter of 2011, there are no other material cash payments expected to be made related to this consolidation.

Accrued severance and related expenses recorded in accrued payroll and other compensation on the consolidated balance sheets were as follows at December 31, 2009 and December 31, 2008:

In thousands	Total
Balance as of December 31, 2008	$ 687
Pre-tax severance and related charges	1,256
Cash paid	(1,943)
Balance as of December 31, 2009	**$ —**

9. Acquisitions and Divestures

Acquisitions

On December 1, 2008, the Company, through its wholly owned subsidiary Lydall Netherlands B.V., acquired for cash all the outstanding shares in DSM Solutech B.V. (Solutech) from Royal DSM N.V. (the Seller).

Solutech, based in Heerlen, The Netherlands, manufactures micro-porous films – trade name Solupor® – using its proprietary technology. This acquisition supports the Company's strategy to invest in technologically innovative solutions and provides a new platform for growth into specialty segments currently underserved by the Company's filtration business and other suppliers. Lydall Solupor® specialty microporous membranes are utilized in various markets and applications including batteries, fuel cells and supercapacitors, air and liquid filtration, and transdermal drug delivery. Solupor® membranes are based on ultra-high molecular weight polyethylene and incorporate an uncommon combination of mechanical strength, chemical inertness, and high porosity in a unique open structure.

This acquisition was accounted for using the purchase method set forth in the guidance for Business Combinations, whereby the purchase consideration was allocated to the estimated fair values of the assets acquired and liabilities assumed at the effective date of the purchase. The Company made a preliminary allocation of the purchase price of €8.6 million (or $10.8 million) in the fourth quarter of 2008. This preliminary allocation was subsequently revised during 2009 upon final resolution of certain adjustments to the purchase price detailed in the Sale and Purchase Agreement between the Company and Seller, resulting in a reduction in the purchase price by approximately $0.4 million.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date:

In thousands	Total
Assets acquired:	
Current assets	**$ 1,771**
Property, plant and equipment	**1,650**
Goodwill	**4,048**
Other intangible assets:	
Trademark and license agreements	**604**
Patents	**5,599**
Total other intangible assets	**6,203**
Total assets acquired	**13,672**
Liabilities assumed:	
Accounts payable	**939**
Accrued payroll and other compensation	**509**
Deferred tax liabilities	**1,836**
Total liabilities assumed	**3,284**
Net assets acquired	**$10,388**

Intangible assets acquired of $6.2 million are being amortized over a weighted average useful life of nine years. There will be no amortization of acquired goodwill included within the Performance Materials segment for tax purposes.

Lydall is obligated to pay to the Seller earn-out payments based on the net revenues of Solutech for a period of five years beginning on December 1, 2008 (Contingent Consideration). This Contingent Consideration will equal 4% of Solutech's net revenues, as defined, during each of the periods. The value of the Contingent Consideration when paid will be added to the original cost of the acquisition and will increase the amount of goodwill previously recorded. During 2009, Contingent Consideration payments were approximately $0.1 million. An estimate of Contingent Consideration to be paid over the five year period cannot be made as it depends on the amount of Solutech net revenues. The maximum amount is unlimited.

The operating results of Solutech are included within the Performance Materials segment in the Company's consolidated financial statements from the effective date of the acquisition on December 1, 2008. The Company believes that its results of operations for the years ended December 31, 2008 and 2007 would not have been materially different had the acquisition occurred on January 1, 2007.

Divestitures

On September 19, 2008, the Company sold its wholly-owned subsidiary, Transport, for $3.6 million in cash. Transport had operated the Company's transport, distribution and warehousing businesses that specialized in time-sensitive shipments and warehouse management services primarily serving the paper and printing industries. The cash received was subject to a post-closing balance sheet adjustment based upon the net working capital of Transport as of the closing date. As a result of the net working capital of Transport as of the closing date, the Company received $0.6 million during the fourth quarter of 2008 for total cash received of $4.2 million from the sale. The Company recorded a gain on disposal, net of income taxes, of $0.9 million related to this transaction. The Consolidated Financial Statements have been adjusted to reclassify Transport as a discontinued operation for all periods presented.

As part of the sale agreement, the Company entered into a Services Agreement with Transport. Transport will perform substantially the same freight hauling services for the Company that it performed prior to the sale, for a period of three years from the date of closing. The Company guaranteed that minimum payments under the Services Agreement will be $1.2 million for each year of the three year term. Freight hauling services under this agreement were $1.2 million for the first year term from September 2008 to September 2009 and $0.5 million for October 2009 to December 2009. Freight hauling expenses recorded with this discontinued operation that were previously eliminated as intercompany expenses in consolidation were $1.2 million from January 1, 2008 to the date of sale, and $2.3 million for the year ended December 31, 2007. In accordance with accounting guidance, the Company reviewed the transaction and concluded that the results of Transport should be reported as a discontinued operation.

The following table is a summary of the results of the discontinued operation:

In thousands	2008	2007
Net sales	$13,621	$17,977
Income before income taxes	307	878
Income tax expense	115	329
Income from discontinued operations	192	549
Gain on sale of discontinued operations, net of tax of $0.5 million	860	—
Total discontinued operations, net of tax	$ 1,052	$ 549

10. Capital Stock

Preferred stock – The Company has authorized Serial Preferred Stock with a par value of $1.00. None of the 500,000 authorized shares have been issued.

Common stock – As of December 31, 2009, 3,851 Lydall stockholders of record held 17,096,872 shares of Common Stock.

Stockholder rights plan – On June 22, 2009, the Company's Board of Directors adopted a Shareholder Rights Plan under which the Company will issue a dividend of one Right for each outstanding share of the Company's common stock held by shareholders of record at the close of business on July 6, 2009. Under certain conditions, each Right entitled the holder to purchase one one-thousandth of a Series A Junior Participating Preferred Share of the Company, at a price of $20 per one one-thousandth of a share, subject to adjustment.

On December 17, 2009, the Company amended the Rights Agreement to change the final expiration date from June 22, 2012 to December 17, 2009. Consequently, the Rights Agreement is now terminated.

Dividend policy – The Company does not pay a cash dividend on its common stock, and the Company's domestic credit facility entered into on March 11, 2009 prohibits the payment of a cash dividend.

11. Employer Sponsored Benefit Plans

As of December 31, 2009, the Company maintains three defined benefit pension plans that cover the majority of domestic Lydall employees. The pension plans are noncontributory and benefits are based on either years of service or eligible compensation paid while a participant is in a plan. Lydall closed the non-union pension plans to new employees hired after December 31, 2005, and effective June 30, 2006, benefits under these pension plans stopped accruing for all eligible employees not covered under a collective bargaining agreement.

On May 4, 2009, the Company completed negotiations on a new collective bargaining agreement with the majority of its domestic union employees. As a result, benefits under the union employee pension plan for such employees stopped accruing effective July 1, 2009. This amendment to the pension plan resulted in a pension curtailment loss of $0.2 million during the second quarter of 2009. The measurement of pension plan liabilities impacted by the amendment was insignificant.

During the second quarter of 2009, the Company terminated its unfunded Supplemental Executive Retirement Plan (SERP), which provided supplemental income payments after retirement to certain former senior executives (participants). The Company made lump-sum payments to the participants of $1.4 million during the second quarter of 2009. The termination of the SERP plan resulted in an immaterial settlement gain during the quarter ended June 30, 2009. While the SERP was unfunded, the Company owned executive life insurance policies on the participants, which the Company surrendered and received proceeds of $3.8 million in the second quarter of 2009. These life insurance policies were previously recorded in other assets, net on the Company's Consolidated Balance Sheets.

The Company's funding policy for its pension plans is to fund not less than the ERISA minimum funding standard and not more than the maximum amount that can be deducted for federal income tax purposes.

Plan assets and benefit obligations of the domestic defined benefit pension plans are as follows:

	December 31,	
In thousands	**2009**	2008
Change in benefit obligation:		
Net benefit obligation at beginning of year	**$ 43,299**	$ 41,427
Service cost	**47**	85
Interest cost	**2,571**	2,555
Actuarial loss	**1,281**	1,005
Gross benefits paid	**(2,035)**	(1,773)
Settlements	**(1,277)**	—
Net benefit obligation at end of year	**$ 43,886**	$ 43,299
Change in plan assets:		
Fair value of plan assets at beginning of year	**$ 25,897**	$ 37,558
Actual return on plan assets	**5,084**	(10,720)
Contributions	**339**	832
Gross benefits paid	**(2,035)**	(1,773)
Fair value of plan assets at end of year	**$ 29,285**	$ 25,897
Net benefit obligation in excess of plan assets	**$(14,601)**	$(17,402)
Balance sheet amounts:		
Current liabilities	**$ —**	$ (198)
Noncurrent liabilities	**(14,601)**	(17,204)
Total liabilities	**$(14,601)**	$(17,402)
Amounts recognized in accumulated other comprehensive income, net of tax consist of:		
Net actuarial loss	**$ 12,835**	$ 14,326
Prior service cost	**—**	136
Net amount recognized	**$ 12,835**	$ 14,462

At December 31, 2009, in addition to the accrued benefit liability of $14.6 million recognized for the Company's domestic defined benefit pension plans, the Company also has an accrued benefit liability of $0.7 million and an insignificant accumulated other comprehensive loss, net of tax related to foreign regulatory labor agreements.

The pension liability (net of tax) included in other comprehensive income decreased by $1.7 million for the year ended December 31, 2009 and increased $9.1 million for the year ended December 31, 2008.

Aggregated information for domestic defined benefit pension plans with an accumulated benefit obligation in excess of plan assets is provided in the table below:

	December 31,	
In thousands	**2009**	2008
Projected benefit obligation	**$43,886**	$43,299
Accumulated benefit obligation	**$43,886**	$43,299
Fair value of plan assets	**$29,285**	$25,897

Components of net periodic benefit cost for domestic pension plans:

In thousands	For the years ended December 31, 2009	2008	2007
Service cost	**$ 47**	$ 85	$ 91
Interest cost	**2,571**	2,555	2,476
Expected return on plan assets	**(2,033)**	(3,143)	(3,056)
Curtailment loss	**213**	—	—
Settlement gain	**(59)**	—	—
Amortization of:			
Prior service cost	**7**	19	20
Unrecognized actuarial loss	**695**	170	213
Total net periodic benefit cost (income)	**$ 1,441**	$ (314)	$ (256)

The estimated amounts that will be amortized from accumulated other comprehensive loss into net periodic benefit costs for domestic pension plans in 2010 are as follows:

In thousands	Pension Benefits
Actuarial loss	**$579**
Prior service cost	**—**
Total	**$579**

The major assumptions used in determining the year-end benefit obligation and annual net cost for domestic pension plans are presented in the following table:

	Benefit Obligation		Net Cost		
For the years ended December 31,	**2009**	2008	**2009**	2008	2007
Discount rate	**5.96%**	6.12%	**6.12%**	6.29%	5.90%
Salary scale	**—**	—	**—**	—	—
Expected return on plan assets	**8.00%**	8.00%	**8.00%**	8.50%	8.50%

Plan Assets

The domestic defined benefit pension plans are administered by an Administrative Committee and an Investment Committee, which are appointed by the Board of Directors of Lydall, Inc. The Investment Committee's responsibilities are to establish a funding policy for the Lydall Pooled Pension Investment Trust (the Trust) and to appoint and oversee the investment advisor(s) responsible for the Trust's investments. The Investment Committee is a named fiduciary under the Plan with respect to management of the Trust's investments. The assets of the domestic pension plans are invested in a Trust for the purpose of investment diversification. In determining the expected return on plan assets, the Investment Committee considers the relative weighting of plan assets, the historical performance of marketable debt and equity securities and economic and other indicators of future performance.

Investment management objectives include maintaining an adequate level of diversification to balance market risk and to provide sufficient liquidity for near-term payments of benefits accrued under the domestic pension plans and to pay the expenses of administration. The long-term investment objective of the Trust is to achieve a total return equal to or greater than the Trust's actuarially assumed rate of return, currently 8.0%. Though it is the intent of the Investment Committee to achieve income and growth, that intent does not include taking extraordinary risks or engaging in investment activities not commonly considered prudent under the standards imposed by ERISA. The Investment Committee defines risk as the probability of not meeting the Trust's objectives and the probability of not meeting the Trust's liability requirements. The allowable investments include: treasury bills, money market funds, STIF funds, commercial paper, banker's acceptances, repurchase agreements, certificates of deposit, US government securities, corporate notes and bonds, mortgage backed bonds, preferred stock, fixed income securities of foreign governments and corporations, collateralized mortgage obligations, common stocks, convertible notes and bonds, convertible preferred stocks, American Depository Receipts of Non-US companies, stocks of Non-US companies, real estate investment trusts, mutual funds, GIC's and hedge fund of funds. Prohibited investments include: commodities and futures contracts, private placements, options, limited partnerships, venture-capital investments, real estate properties, CMO derivatives, single strategy hedge funds and Lydall, Inc. securities.

The Investment Committee's target asset allocation will seek to control risk through portfolio diversification and will take into account, among other factors, objectives discussed above, current funding levels, cash flow conditions and economic and industry trends. The target allocations for plan assets are 70% equity securities and 30% fixed income securities. Equity securities include investments in large-cap and small-cap companies primarily located in the United States. Fixed income securities include fixed income mutual bond funds and common and collective funds.

The following table presents the target allocation of pension plan assets for 2010 and the actual allocation of plan assets as of December 31, 2009 and 2008 by major asset category:

	Target Allocation	Actual Allocation of Plan Assets December 31,	
Asset Category	2010	**2009**	2008
Equity securities – US Large Cap	35% – 50%	**39%**	38%
Equity securities – US Small Cap	10% – 20%	**13%**	10%
Equity securities – Non-US	10% – 20%	**17%**	14%
Fixed income securities	20% – 40%	**27%**	35%
Cash and cash equivalents and other	0% – 5%	**4%**	3%

The investments of the Trust are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The asset's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

Equity securities, which consist primarily of common stocks, are valued at the closing price reported in the active market in which individuals securities are traded. Short-term cash funds and mutual funds are valued at the net asset value of shares held by the Plan at year end as reported in the active market in which the funds are traded. Common and collective trusts are stated at their net unit values as reported by the investment manager of the fund based on their fair value of the underlying assets and liabilities, which are primarily marketable securities with quoted market prices.

The Trust's purchases and sales of securities are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The following table sets forth by level, within the fair value hierarchy, the Trust's assets at fair value as of December 31, 2009.

	Level 1	Level 2	Level 3	Total
Equity securities:				
Equity securities – US large cap	$ 11,266	$ —	$—	$ 11,266
Equity securities – US small cap	3,786	—	—	3,786
Equity securities – Non-US	4,948	—	—	4,948
Fixed Income securities:				
Common and collective trusts	—	4,017	—	4,017
Mutual funds – bonds	4,029	—	—	4,029
Cash and cash equivalents	1,239	—	—	1,239
Total Assets at Fair Value	**$25,268**	**$4,017**	**$—**	**$29,285**

Estimated Future Contributions and Benefit Payments

The Company expects to contribute approximately $1.7 million in cash to its domestic defined benefit pension plans in 2010.

Estimated future benefit payments for the next 10 years are as follows:

In thousands	2010	2011	2012	2013	2014	2015-2019
Benefit payments	$1,621	$1,713	$1,807	$1,928	$2,058	$11,975

Employee Savings Plans

The Company also sponsors an Employee Stock Purchase Plan (ESPP) and a 401(k) Plan. Employer contributions to these plans amounted to $0.6 million in 2009, $2.3 million in 2008 and $2.4 million in 2007. Under the ESPP, the Company contributed an amount equal to 33 and 1/3 cents for each dollar of employee's payroll deduction up to $150 per month per employee. The ESPP has been suspended by the Company. In response to the continued global economic decline impacting the markets that the Company serves, Lydall suspended its matching contribution to its sponsored 401(k) plan, beginning with the first payroll of May 2009, for all non-union domestic employees. The 401(k) plan matching contribution remained suspended as of December 31, 2009.

12. Equity Compensation Plans

As of December 31, 2009, the Company had two stock option plans – the 1992 Stock Incentive Compensation Plan (1992 Plan) and the 2003 Stock Incentive Compensation Plan (2003 Plan), collectively, the "Plans" – under which incentive and non-qualified stock options and time and performance based restricted shares may be granted to employees and outside directors from authorized but unissued shares of common stock or treasury shares. The 1992 Plan expired in May 2002; however, the 1992 Plan shall continue to govern all outstanding awards under that plan until the awards themselves are exercised or terminate in accordance with their terms. The 2003 Plan authorized 2.5 million share options and restricted shares for employees and outside directors, which includes 1.0 million shares approved in an amendment and restatement of the Lydall 2003 Plan at the Company's Annual Meeting of Stockholders held on April 24, 2009.

The Company recognizes expense on a straight-line basis over the vesting period of the entire award. Options issued by the Company under its stock option plans have a term of ten years and generally vest ratably over a period of three to four years. Time based restricted stock grants are expensed over the vesting period of the award, which is typically four years. The number of performance based restricted shares that vest or forfeit depend upon achievement of certain targets during the performance period. Stock-based compensation expense includes the estimated effects of forfeitures. Stock options issued under the current plan must have an exercise price that may not be less than the fair market value of the Company's common stock on the date of grant. The Plans provide for automatic acceleration of vesting in the event of a change in control of the Company.

The Company incurred compensation expense of $1.4 million, $0.9 million and $0.9 million for the years ended December 31, 2009, 2008 and 2007, respectively, for all stock-based compensation plans, including restricted stock awards. No compensation costs were capitalized as part of inventory. The associated tax benefit realized was $0.1 million, $0.2 million and $0.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Stock Options

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31:

	2009	2008	2007
Risk-free interest rate	**2.6%**	2.9%	4.4%
Expected life	**5.5 years**	5.6 years	5.9 years
Expected volatility	**61%**	50%	44%
Expected dividend yield	**0%**	0%	0%

The following is a summary of the option activity as of December 31, 2009 and changes during the year then ended:

In thousands except per share and term amounts

Fixed options	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (years)	Aggregate Intrinsic Value
Outstanding at December 31, 2008	**832**	$ 9.72		
Granted	**173**	$ 5.29		
Exercised	**—**	$ —		
Forfeited/Cancelled	**(145)**	$10.09		
Outstanding at December 31, 2009	**860**	$ 8.77	6.4	$75
Options exercisable at December 31, 2009	**533**	$ 9.82	4.7	$11

The Company granted 173,000, 114,000, and 135,000 stock options during 2009, 2008 and 2007, respectively. The weighted-average grant-date fair value of options granted during the years 2009, 2008 and 2007 was $2.95, $3.52 and $5.35 respectively. There were no options exercised during the year ended December 31, 2009. The total intrinsic value of options exercised was $0.3 million and $0.9 million during the years ended 2008 and 2007, respectively. The associated tax benefit realized from stock options exercised for the years ended December 31, 2008, and 2007 was $0.1 million and $0.3 million, respectively. For the years ended December 31, 2008 and 2007, the amount of cash received from the exercise of stock options was $0.8 million and $2.1 million, respectively. At December 31, 2009, the total unrecognized compensation cost related to non-vested stock option awards was approximately $0.8 million, with a weighted average expected amortization period of 2.9 years.

Restricted Stock

Compensation for restricted stock is recorded based on the market value of the stock on the grant date and amortized to expense over the vesting period of the award. The Company granted 333,000, 84,000, and 115,000 shares of restricted stock during 2009, 2008 and 2007, respectively. The weighted average fair value per share of restricted stock granted was $5.48, $5.12 and $9.95 during 2009, 2008, and 2007, respectively. During 2009, 2008 and 2007, respectively, there were 13,050 shares, 25,140 shares and 14,750 shares of restricted stock forfeited. The fair value of awards for which restrictions lapsed during the years ended December 31, 2009, 2008, and 2007 was $0.4 million, $0.3 million and $0.8 million, respectively. At December 31, 2009, the total unrecognized compensation cost related to non-vested restricted stock awards was approximately $2.0 million, with a weighted average expected amortization period of 2.9 years.

The following is a summary of the Company's nonvested restricted shares as of December 31, 2009 and changes during the year ended December 31, 2009:

In thousands except per share amounts

Nonvested Restricted Shares	Shares	Weighted-Average Grant-Date Fair Value
Nonvested at December 31, 2008	**191**	$7.93
Granted	**333**	$5.48
Vested	**(64)**	$8.37
Forfeited	**(13)**	$7.01
Nonvested at December 31, 2009	**447**	$6.06

Stock Repurchase Program

In August 2003, the Company's Board of Directors approved a Stock Repurchase Program (the Repurchase Program) to mitigate the potentially dilutive effects of stock options and shares of restricted and unrestricted stock granted by the Company. Under the Repurchase Program, shares may be purchased by the Company up to the quantity of shares underlying options and other equity-based awards granted after January 1, 2003 under shareholder approved plans. The terms and conditions of the Company's domestic credit facility at December 31, 2009 prohibit the Company's ability to repurchase common stock, subject to certain exceptions. Should Lydall have the ability to engage in repurchase activity in the future, the Company intends to take advantage of the safe harbor protections afforded by Rule 10b-18 promulgated under the Exchange Act, to engage in future repurchase activity in accordance with the provisions of the Exchange Act. As of December 31, 2009, there were 1,929,456 shares remaining available for purchase under the Repurchase Program. There was no repurchase activity under the Repurchase Program during 2009. The 19,304 shares acquired by the Company during the year ended December 31, 2009 represent shares withheld by the Company pursuant to provisions in agreements with recipients of restricted stock granted under the Company's equity compensation plans requiring the Company to withhold the number of shares having fair value equal to each recipient's tax withholding due.

13. Segment Information

In September 2008, the Company sold its wholly-owned subsidiary, Transport (See Note 9). This operation had been included within OPS. Transport had operated the Company's transport, distribution and warehousing businesses that specialized in time-sensitive shipments and warehouse management services primarily serving the paper and printing industries. As a result of the sale, the Consolidated Financial Statements have been adjusted to reclassify Transport as a discontinued operation and the following segment information excludes Transport's net sales and operating income in 2008 and 2007.

Effective the first quarter of 2008, changes were made to the Company's internal organizational structure, including the basis upon which management makes operating decisions and assesses performance. Consequently, the Company was required to modify its reportable segments. The Company's reportable segments are now Thermal/Acoustical and Performance Materials. The Thermal/Acoustical segment reports the results of the Company's automotive businesses. The Performance Materials segment reports results of the filtration businesses and the industrial thermal insulation business (formerly the passive thermal business and specialty products). All other businesses are aggregated in OPS. OPS is comprised of the Vital Fluids business and Affinity® temperature control equipment business (Affinity) (formerly the active thermal business). The Company also changed allocations of corporate office overhead to certain businesses. The Company restated the corresponding segment information for the year ended December 31, 2007 to reflect changes made to segments in the first quarter of 2008.

Performance Materials Segment

The Performance Materials segment includes filtration media solutions for air, fluid power, industrial and life science applications and industrial thermal insulation solutions for building products, appliances, and energy and industrial markets.

Lydall air filtration products include LydAir®MG (Micro-Glass), LydAir®MB (Melt Blown), LydAir®SC (Synthetic Composite) and Arioso™ (Membrane Composite) media. These products constitute the critical media component of clean-air systems for applications in clean-space, commercial, industrial and residential HVAC, power generation, industrial processes and protection/respiratory devices. Lydall has leveraged its extensive technical expertise and applications knowledge into a suite of media products covering the vast liquid filtration landscape across the Engine and Industrial and Life Science fields. The LyPore® and activated carbon containing ActiPure® media series address a variety of application needs including hydraulic filters, air-water and air-oil coalescing, industrial fluid processes, diesel filtration, biopharmaceutical pre-filtration and clarification, diagnostic tests, and drinking water filtration. The Company also manufactures Lydall Solupor® specialty microporous membranes that are utilized in various markets and applications including batteries, fuel cells and supercapacitors, air and liquid filtration, and transdermal drug delivery. Solupor® membranes are based on ultra-high molecular weight polyethylene and incorporate an uncommon combination of mechanical strength, chemical inertness, and high porosity in a unique open structure.

The industrial thermal insulation business develops unique high performance nonwoven veils, papers, mats and specialty composites for the building products, appliance, and energy and Industrial markets. The Manniglas® brand is diverse in its product application ranging from high temperature seals and gaskets in ovens and ranges to specialty veils for HVAC and cavity wall insulation. appLY™ Mat has been developed to expand Lydall's high temperature technology portfolio for broad application into the appliance market and supplements the Lytherm™ product brand, traditionally utilized in the Industrial market for kilns and furnaces used in metal processing. Lydall's Cryotherm™, CRS-Wrap™ and Cryolite™ products are industry standards for state-of-the-art cryogenic insulation designs used by manufacturers of cryogenic equipment for liquid gas storage, piping, and transportation.

Thermal/Acoustical Segment

The Thermal/Acoustical segment provides solutions to assist in noise and heat abatement into various global markets. Primary targets are the underbody, under hood and interior areas of cars, trucks, SUVs, heavy duty trucks, buses, military and recreational vehicles. Lydall shields an array of areas from heat (thermal) and sound (acoustical) sources, including areas bordering on fuel tanks, exhaust systems, engine compartments, HVAC, and electrical components. Lydall's patented products including ZeroClearance®, AMS®, dBCore® and LyTherm® are comprised of organic and inorganic fiber composites as well as metal combinations.

Other Products and Services

The components of OPS are Lydall's Vital Fluids business and Affinity business.

The Vital Fluids business serves the life science industry offering specialty products for blood transfusion and cell therapy applications as well as Bio-Pak® single-use bioprocessing containers for containment of media, buffers and bulk intermediates used in biotech, pharmaceutical and diagnostic reagent manufacturing processes. Vital Fluids also offers Cell-Freeze®, a medical device used for cryogenic storage of peripheral blood stem cells. Its medical filter materials products are utilized in traditional blood filtration devices such as cardiotomy reservoirs and autotransfusion filters. Other products include specialty blood transfusion products, as well as medical filtration components used for surgical procedures.

Lydall's Affinity business designs and manufactures high precision, specialty engineered temperature-control equipment for demanding semiconductor, pharmaceutical, life sciences and industrial applications.

Net sales by segment and for OPS, as well as reconciling items, to equal to consolidated net sales for the years ended December 31, 2009, 2008, and 2007 were as follows:

Consolidated Net Sales In thousands	For the Years Ended December 31, **2009**	2008	2007
Performance Materials:			
Filtration	**$ 66,363**	$ 70,549	$ 68,549
Industrial Thermal Insulation	**31,652**	41,036	40,004
Performance Materials Segment net sales	**$ 98,015**	$111,585	$108,553
Thermal/Acoustical:			
Automotive parts	**$106,735**	$143,177	$160,440
Automotive tooling	**21,058**	20,523	16,998
Thermal/Acoustical Segment net sales	**$127,793**	$163,700	$177,438
Other Products and Services:			
Vital Fluids	**$ 14,600**	$ 16,649	$ 14,721
Affinity® temperature control equipment	**9,215**	15,104	21,902
Other Products and Services net sales	**$ 23,815**	$ 31,753	$ 36,623
Eliminations and Other	**(676)**	(1,322)	(1,697)
Consolidated Net Sales	**$248,947**	$305,716	$320,917

Operating income (loss) from continuing operations by segment and for OPS and Corporate Office Expenses for the years ended December 31, 2009, 2008, and 2007 were as follows:

Operating (Loss) Income In thousands	For the Years Ended December 31, **2009**	2008	2007
Performance Materials Segment	**$ 7,675**	$ 15,543	$ 15,468
Thermal/Acoustical Segment	**(10,126)**	(6,101)	16,548
Other Products and Services	**(2,497)**	(6,388)	(699)
Corporate Office Expenses	**(12,370)**	(12,541)	(16,165)
Consolidated Operating (Loss) Income	**$(17,318)**	$ (9,487)	$ 15,152

Operating results in 2009 for the Thermal/Acoustical segment were impacted by restructuring related charges of $5.8 million. Operating results in 2008 for the Thermal/Acoustical segment were impacted by a goodwill impairment charge of $12.2 million and restructuring related charges of $1.6 million in the fourth quarter of 2008. Operating results for OPS in 2008 were impacted by impairment charges of $5.2 million in the fourth quarter of 2008.

Total assets by segment and for OPS and the Corporate Office were as follows at December 31, 2009 and 2008:

Total Assets	December 31,	
In thousands	**2009**	2008
Performance Materials Segment	**$ 75,192**	$ 81,330
Thermal/Acoustical Segment	**113,868**	119,009
Other Products and Services	**18,914**	18,386
Corporate Office	**16,978**	17,024
Consolidated Total Assets	**$224,952**	$235,749

Total capital expenditures and depreciation and amortization by segment and for OPS and the Corporate Office for the years ended December 31, 2009, 2008 and 2007 were as follows:

	Capital Expenditures			Depreciation & Amortization		
In thousands	**2009**	2008	2007	**2009**	2008	2007
Performance Materials Segment	**$2,542**	$ 5,022	$ 3,988	**$ 5,572**	$ 4,462	$ 4,046
Thermal/Acoustical Segment	**1,430**	5,542	9,104	**8,487**	9,277	8,213
Other Products and Services	**1,935**	1,383	925	**713**	905	1,088
Corporate Office	**14**	90	593	**950**	1,291	1,880
Consolidated Total	**$5,921**	$12,037	$14,610	**$15,722**	$15,935	$15,227

Net sales by geographic area for the years ended December 31, 2009, 2008 and 2007 and long-lived asset information by geographic area as of December 31, 2009 and 2008 are as follows:

	Net Sales			Long-Lived Assets	
In thousands	**2009**	2008	2007	**2009**	2008
United States	**$152,652**	$187,186	$215,255	**$ 70,779**	$ 80,478
France	**37,779**	45,608	44,712	**22,779**	24,793
Germany	**53,879**	71,011	59,776	**18,349**	20,843
Other	**4,637**	1,911	1,174	**12,923**	13,802
Total	**$248,947**	$305,716	$320,917	**$124,830**	$139,916

Foreign sales are based on the country in which the sales originated (i.e., where the legal entity is domiciled).

Sales to Ford Motor Company in 2009 were $24.1 million, sales to Chrysler and Volkswagen in 2008 were $32.4 million and $30.3 million, respectively, and sales to Chrysler in 2007 were $43.8 million. These sales were reported in the Thermal/Acoustical segment. No other customers accounted for more than 10% of total net sales in 2009, 2008, or 2007.

14. Income Taxes

The provision for income taxes from continuing operations consists of the following:

In thousands	For the years ended December 31, 2009	2008	2007
Current:			
Federal	**$(3,440)**	$ 537	$ 2,309
State	**209**	225	243
Foreign	**561**	918	1,149
Total current	**(2,670)**	1,680	3,701
Deferred:			
Federal	**(290)**	(5,176)	(1,531)
State	**(475)**	(363)	187
Foreign	**(307)**	142	3,887
Total deferred	**(1,072)**	(5,397)	2,543
Provision for income taxes	**$(3,742)**	$(3,717)	$ 6,244

The following is a reconciliation of the difference between the actual provision for income taxes from continuing operations and the provision computed by applying the federal statutory tax rate on earnings:

In thousands	For the years ended December 31, 2009	2008	2007
Statutory federal income tax rate	**34.0%**	34.0%	34.0%
State income taxes, net of federal tax deduction	**1.1**	3.2	1.2
Impact of recognition of foreign deferred tax assets	**0.3**	3.8	2.1
German tax rate change	**—**	—	3.4
Reserve for tax contingencies	**1.7**	(0.3)	0.6
Adjustments from tax provision to final returns	**1.0**	0.5	(0.6)
Valuation allowance for domestic net operating losses and credits	**(14.2)**	—	—
Surrender of company-owned life insurance policy	**(1.9)**	—	—
Other	**(1.1)**	(3.3)	1.5
Effective income tax rate	**20.9%**	37.9%	42.2%

The other line item above includes mainly non-deductible expenditures such as meals and entertainment and stock based compensation expense for incentive stock options and other non-taxable income and expense items.

The Company determined it will carry-back its 2009 taxable loss to prior years. As a result, at December 31, 2009, an income tax receivable of $3.2 million was recorded in anticipation of a cash refund expected to be received in 2010. This carry-back also causes foreign tax credits previously utilized by the Company to become available for future use. An analysis was performed of the expected future use of these foreign tax credits before their expiration, and as a result, the Company recorded an income tax charge of $2.5 million in the fourth quarter of 2009 to record a valuation allowance on the available foreign tax credits for which their future realization is not reasonably assured. This income tax charge primarily contributed to the effective tax rate differing from the statutory federal income tax rate in 2009.

Management also has provided a valuation allowance at the end of 2009, 2008 and 2007 for certain state net operating loss carryforwards and tax credits that management has determined may not be utilized before their expiration. These valuation allowances have been included as a component of 2009, 2008 and 2007 tax expense.

The following schedule presents net current and net long-term deferred tax assets and liabilities by tax jurisdiction as of December 31, 2009 and 2008:

	2009		2008	
	Deferred Tax Assets		Deferred Tax Assets	
In thousands	**Current**	**Long-term**	Current	Long-term
Federal	**$ 726**	**$ —**	$ 728	$ —
State	**158**	**13**	334	—
Foreign	**735**	**2,758**	863	3,126
Totals	**$1,619**	**$2,771**	$1,925	$3,126

	2009		2008	
	Deferred Tax Liabilities		Deferred Tax Liabilities	
In thousands	**Current**	**Long-term**	Current	Long-term
Federal	**$—**	**$5,495**	$—	$4,864
State	**—**	**—**	—	559
Foreign	**—**	**1,119**	73	1,909
Totals	**$—**	**$6,614**	$ 73	$7,332

The net deferred tax liabilities consist of the following as of December 31, 2009 and 2008:

	December 31,	
In thousands	**2009**	2008
Deferred tax assets:		
Accounts receivable	**$ 180**	$ 237
Inventories	**717**	325
Net operating loss carryforwards	**6,865**	4,650
Other accrued liabilities	**1,332**	1,680
Pension	**5,784**	6,001
Tax credits	**4,397**	1,323
Other, net	**—**	86
Total deferred tax assets	**$19,275**	$14,302
Deferred tax liabilities:		
Domestic liability of foreign assets	**$ 2,042**	$ 3,030
Intangible assets	**3,894**	3,351
Property, plant and equipment	**9,856**	8,041
Other accrued liabilities	**830**	697
Total deferred tax liabilities	**16,622**	15,119
Valuation allowance	**4,877**	1,537
Net deferred tax liabilities	**$ 2,224**	$ 2,354

For the years ended December 31, 2009, 2008 and 2007, (loss) income from continuing operations before income taxes was derived from the following sources:

	For the years ended December 31,		
In thousands	**2009**	2008	2007
United States	**$(17,785)**	$(13,907)	$ 6,812
Foreign	**(115)**	4,102	7,990
Total (loss) income from continuing operations before income taxes	**$(17,900)**	$ (9,805)	$14,802

At December 31, 2009, the Company has approximately $15.9 million of foreign net operating loss carryforwards and approximately $24.0 million of state net operating loss carryforwards. The state net operating loss carryforwards expire between 2010 and 2029. The majority of the foreign net operating loss carryforwards have no expiration. The Company has provided a valuation reserve against $10.0 million of state net operating loss carryforwards.

A valuation allowance related to foreign and state net operating loss carryforwards is required when it is considered more likely than not that all or part of the benefit related to such assets will not be realized. As required, the Company has evaluated and weighed the positive and negative evidence present at each period. In arriving at a conclusion, the Company has given significant weight to future projected earnings and historical earnings prior to this recessionary period, as the recent losses were the result of the current economic environment. The Company has concluded it is more likely than not that the foreign and state net operating loss carryforwards with no valuation reserve will be fully realized and no additional valuation allowance is necessary as of December 31, 2009. The Company will continue to monitor the realization criteria based on future operating results.

In addition, the Company has $2.8 million and $1.6 million of federal and state tax credit carryforwards, respectively. The Company provided a valuation reserve against $2.5 million of federal income tax credits and $1.5 million of state income tax credits.

United States income taxes have not been provided on undistributed earnings of international subsidiaries. It is not practicable to estimate the amount of tax that might be payable. The Company's intention is to reinvest these earnings permanently or to repatriate the earnings only when it is tax effective to do so. Accordingly, the Company believes that any U.S. tax on repatriated earnings would be substantially offset by U.S. foreign tax credits.

The Company and its subsidiaries file income tax returns in the U.S., various states and foreign jurisdictions. The Company is open to examination by the Internal Revenue Service (IRS) for calendar years 2008 through the present. The Company recently closed an IRS examination for 2006 and 2007. The Company is currently under examination at certain foreign jurisdictions for tax years 2003 to 2006. The Company may be subject to examination in various state and foreign jurisdictions for 2005 through the present.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows:

In thousands	**2009**	2008
Unrecognized tax benefits at beginning of year	**$1,722**	$1,716
Decreases relating to positions taken in prior periods	**(454)**	—
Increases relating to current period	**91**	91
Tax settlements paid	**(353)**	—
Decreases due to lapse of statute of limitations	**(122)**	(85)
Unrecognized tax benefits at end of year	**$ 884**	$1,722

The above tabular roll forward is presented on a gross basis. The Company has deferred tax assets for state net operating losses currently offset by full valuation allowances that would reduce the gross unrecognized tax benefits balance of $0.9 million at December 31, 2009 by $0.3 million if these state net operating losses were recognized. Any recognition of these deferred state tax assets would have no effect on the effective tax rate of the Company.

The Company recognizes the interest accrued and the penalties related to unrecognized tax benefits as a component of tax expense. The total amount of accrued interest and penalties as of December 31, 2009 was $0.1 million.

15. Impairments of Goodwill and Long-Lived Assets

During the fourth quarter of 2009, the Company performed an annual impairment analysis of the $14.6 million of goodwill in the Performance Materials reporting unit and $4.7 million of goodwill in the Vital Fluids reporting unit, included in OPS. The Company concluded that the fair value of these reporting units exceeded their carrying value of net assets. As a result, there was no impairment of goodwill in 2009.

During the fourth quarter of 2008, the Company performed its annual impairment test of its goodwill. In addition, the Company performed an impairment test on certain of its long-lived assets (principally machinery and equipment, and buildings and improvements) due to events and changes in circumstances during the fourth quarter of 2008 that indicated an impairment might have occurred. As a result of this impairment testing, the Company recorded the following impairment charges during the fourth quarter of 2008:

In thousands	Thermal Acoustical Segment	Other Products and Services	Total
Impairment of goodwill	$ 12,160	$ 4,219	$ 16,379
Impairment of long-lived assets	—	1,030	1,030
Total impairments	**$12,160**	**$5,249**	**$17,409**

Goodwill

The results of the Company's goodwill impairment analysis in the fourth quarter of 2008 indicated that there was no remaining implied fair value attributable to the NA Auto or Affinity goodwill. Accordingly, the Company wrote off all of the $12.2 million of NA Auto goodwill and all of the $4.2 million of Affinity goodwill during the fourth quarter of 2008.

Beginning in the second half of 2008, the Company's NA Auto business, included in the Thermal Acoustical segment, was impacted by negative economic conditions in the United States, dramatically reducing consumer demand for automobiles in the fourth quarter of 2008. The Company's automotive parts net sales were lower by approximately 31% in the fourth quarter of 2008 compared to the same quarter of 2007. The Company's NA Auto customers are primarily domestic automakers who reported financial losses, announced facility closures and other restructuring actions. In addition, during the fourth quarter of 2008, North American automakers announced further expected reductions in automobile production in 2009, as compared to typical annual production levels. Certain of these North American automakers also announced concerns about near-term cash liquidity, which can negatively impact the Company's profitability and cash flows in future periods.

Also during the fourth quarter of 2008, the Affinity business continued to be significantly impacted by a slow-down in capital equipment spending in the semiconductor industry. Net sales were lower by approximately 50% in the fourth quarter of 2008 as compared to the fourth quarter of 2007. Based on information available to Lydall in the fourth quarter of 2008, the Company anticipated a slower than expected rebound in capital equipment spending, which would continue to negatively impact the Company's profitability and cash flows throughout 2009.

During the fourth quarter of 2008, the Company completed its required annual goodwill impairment testing. Negative events and changes in circumstances in the fourth quarter of 2008, as discussed above, including greater risk in the markets that the Company's NA Auto and Affinity businesses serve, indicated a reduction in the future discounted cash flows from those businesses. In addition, during the fourth quarter of 2008 there was a sustained decline in Lydall's stock price. As a result of this decline, the Company's market capitalization fell significantly below the recorded value of its consolidated net assets. The results of the Company's goodwill impairment analysis indicated that there was no remaining implied fair value attributable to NA Auto or Affinity goodwill. Accordingly, the Company wrote off all of the $12.2 million of NA Auto goodwill and all of the $4.2 million of Affinity goodwill during the fourth quarter of 2008.

In performing the goodwill assessment, the Company used current market capitalization, discounted cash flows and other factors as the best evidence of fair value. The calculation of future cash flows includes management estimates and assumptions that are based on the best available information as of the date of the assessment. Future cash flows can be affected by numerous factors including changes in economic, industry or market conditions, changes in the underlying business or products of the reporting unit, changes in competition and changes in technology. There are inherent uncertainties and management judgment required in an analysis of goodwill impairment.

Long-Lived Assets

In connection with the triggering events discussed above for the Affinity business, as well as other events, the Company determined that long-lived assets were impaired by $1.0 million as of December 31, 2008.

The determination that long-lived assets at the Affinity business were impaired at December 31, 2008, was based on reviewing estimated undiscounted cash flows for its asset group, which was less than its carrying value. The Company considered its asset group to be certain assets and liabilities at Affinity, primarily consisting of machinery and equipment, and buildings and improvements. The Company recorded an impairment charge of $1.0 million during the fourth quarter of 2008, which represented the difference between the estimated fair value of the asset group compared to the carrying value of the asset group. The fair values of the impaired assets were determined based on market conditions including independent appraisals, the income approach which utilizes cash flow projections, and other factors.

Due to negative events and changes in circumstances discussed above, the Company performed an assessment of NA Auto's long-lived assets for impairment. The undiscounted cash flows over the useful life of its primary assets exceeded the carrying value of the asset group. The Company determined that impairment did not exist as of December 31, 2008.

16. Commitments and Contingencies

Leases

The Company has operating leases that resulted in an expense of $4.2 million in 2009, $3.0 million in 2008 and $2.8 million in 2007. These contracts include building, office equipment, vehicle and machinery leases that require payment of property taxes, insurance, repairs and other operating costs.

During the fourth quarter of 2009, the Company ceased using the right conveyed by the lease of the St. Johnsbury, VT facility. As a result, the Company estimated the fair value of the remaining lease payments expected to occur through the third quarter of 2011 and recorded a lease termination charge of $0.7 million (See Note 8).

The Company has a capital lease agreement for a high speed manufacturing line at its German operation. The lease has monthly principal and interest payments until 2012. In addition, the Company has a capital lease agreement for the land and building at the St. Nazaire, France operating facility requiring monthly principal and interest payments until 2016 (See Note 5).

Approximate future minimum lease payments under noncancelable leases are:

	Payments due by Period		
In thousands	**Operating Lease Payments**	**Capital Lease Payments**	**Total**
2010	$ 2,624	$ 1,531	$ 4,155
2011	1,294	1,531	2,825
2012	530	1,006	1,536
2013	352	831	1,183
2014	270	731	1,001
Thereafter	83	1,097	1,180
Total	5,153	6,727	11,880
Interest on capital leases	—	(831)	(831)
Total	**$5,153**	**$5,896**	**$11,049**

Commitments and Contingencies

The Company is, from time to time, subject to governmental audits, proceedings and various litigation relating to matters incidental to its business, including product liability and environmental claims. While the outcome of current matters cannot be predicted with certainty, management, after reviewing such matters and consulting with the Company's internal and external counsel and considering any applicable insurance or indemnification, does not expect any liability that may ultimately be incurred will materially affect the consolidated financial position, results of operations or cash flows of the Company.

A former employee filed suit against Lydall on January 25, 2008, in the Connecticut Superior Court in Hartford, Connecticut, alleging that Lydall breached his employment and stock option agreements and asserting that he is entitled to severance and other benefits pursuant to his employment agreement. He also claimed damages due to alleged harm to his reputation. The initial complaint was subsequently amended to allege violations of the Connecticut Unfair Trade Practices Act (CUTPA) and the Employee Retirement Income Security Act of 1974 (ERISA), as well as the spoliation of evidence. On May 4, 2009, the plaintiff filed a Motion for Default alleging that Lydall repeatedly failed to comply with its discovery obligations and intentionally destroyed records. Lydall filed an objection to the Motion for Default. Although Lydall has objected to it, the Court has not ruled on the Motion for Default. On

September 3, 2009, the plaintiff filed a Motion to Cite In Lydall's former General Counsel as an additional named defendant alleging the deliberate and intentional spoliation of evidence. The Motion to Cite In was granted by the Court on October 7, 2009, and Lydall's former General Counsel has been added as a party to the action. Lydall filed a Motion to Strike the CUTPA claim on June 24, 2009, and this motion was granted on October 7, 2009. Lydall filed a Motion for Summary Judgment on August 28, 2009, asking the court to dismiss the plaintiff's case on the basis that he did not file his employment claim prior to the expiration of the one-year statute of limitations set forth in his employment agreement. The Court has not ruled on the Summary Judgment Motion. The plaintiff filed a Fourth Amended Complaint against Lydall and Lydall's former General Counsel on November 10, 2009, in which the plaintiff asserted causes of action against Lydall for breach of his employment agreement and stock option agreements, violations of ERISA, and spoliation of evidence. The plaintiff also asserted causes of action for spoliation against Lydall's former General Counsel in that complaint. The Fourth Amended Complaint does not allege a violation of CUTPA. Lydall filed an Answer on January 11, 2010, denying plaintiff's substantive allegations. Lydall's Answer contains Special Defenses. Lydall's former General Counsel also filed an Answer to the Fourth Amended Complaint on January 11, 2010, denying plaintiff's substantive allegations. Her Answer also contains Special Defenses. In response to a request from Lydall's former General Counsel for Advancement and Indemnification of legal fees and expenses in connection with this action, Lydall informed its former General Counsel that she is entitled to advancement but that her request for indemnification is premature. The case is currently in the discovery phase and trial is scheduled for January 2012.

On January 29, 2010, the plaintiff filed a Verified Complaint for Advancement and Indemnification in the Delaware Chancery Court seeking advancement of legal fees and expenses he alleges he has incurred in connection with the above-described action and seeking indemnification. The plaintiff is also seeking interest on those amounts. In response to an earlier request from the plaintiff for advancement and indemnification of legal fees and expenses in connection with the above-described action, Lydall had informed him that his Indemnification Agreement with Lydall, Lydall's Restated Certificate of Incorporation, and Section 145 of the Delaware General Corporation Law do not entitle him to advancement of legal fees and expenses in connection with the above-described action and that his request for indemnification was premature. Lydall's response to the Verified Complaint for Advancement and Indemnification must be filed with the Chancery Court on or by February 25, 2010.

The Company believes that it has meritorious defenses against each of the above claims and intends to contest them vigorously. While it is not possible to predict or determine the outcomes of the claims or to provide possible ranges of losses that may arise, the Company believes the losses associated with all of these actions will not have a material adverse effect on the Company's consolidated financial position or liquidity, but could possibly be material to its consolidated results of operations of any one period. As of December 31, 2009, there were no reserves recorded by the Company related to these claims because Lydall believes such claims are without merit.

As of December 31, 2009, the global automotive operation had unconditional purchase obligations to acquire aluminum of approximately $11.3 million and $10.2 million in 2010 and 2011, respectively. The Company's European automotive business had additional purchase obligations of 1,000 metric tons of aluminum beginning in March 2010 through December 31, 2010, which will be based on the London Metal Exchange (LME) September 2009 to February 2010 average rate. Based on LME rates during the period September 2009 to January 2010, the Company estimated this additional aluminum commitment to be approximately $1.9 million to $2.2 million.

17. Earnings Per Share

The following table provides a reconciliation of weighted-average shares used to determine basic and diluted earnings per share.

	For the years ended December 31,		
In thousands	**2009**	2008	2007
Basic average common shares outstanding	**16,567**	16,458	16,295
Effect of dilutive options and restricted stock awards	**—**	—	177
Diluted average common shares outstanding	**16,567**	16,458	16,472

For the years ended December 31, 2009, 2008 and 2007, stock options and restricted stock awards for 1.0 million, 0.5 million and 0.2 million shares of common stock, respectively, were not considered in computing diluted earnings per common share because they were anti-dilutive.

18. Comprehensive Income (Loss)

The following table discloses the balance by classification within accumulated other comprehensive income (loss):

In thousands	Foreign Currency Translation Adjustment	Unrealized Gain (Loss) on Derivative Instruments	Pension Liability Adjustment	Total Accumulated Other Comprehensive (Loss) Income
Balance at January 1, 2007	$ 3,951	$(36)	$ (6,686)	$ (2,771)
Change year-to-date	5,811	(31)	1,243	7,023
Balance at December 31, 2007	9,762	(67)	(5,443)	4,252
Change year-to-date	(2,174)	98	(9,096)	(11,172)
Balance at December 31, 2008	7,588	31	(14,539)	(6,920)
Change year-to-date	1,859	(10)	1,716	3,565
Balance at December 31, 2009	**$9,447**	**$ 21**	**$(12,823)**	**$(3,355)**

19. Quarterly Financial Information (Unaudited)

The following table summarizes quarterly financial results for 2009 and 2008. In management's opinion, all material adjustments necessary to present fairly the information for such quarters have been reflected.

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
In thousands except per share data	**2009**	2008	**2009**	2008	**2009**	2008	**2009**	2008
Net sales	**$54,333**	$89,895	**$55,981**	$83,958	**$66,090**	$71,110	**$72,543**	$ 60,753
Gross margin	**5,993**	20,845	**4,170**	19,174	**11,387**	14,876	**11,915**	7,985
(Loss) income from continuing operations	**(4,520)**	3,204	**(5,938)**	2,772	**(273)**	1,730	**(3,427)**	(13,794)
(Loss) income from discontinued operations	**—**	(9)	**—**	126	**—**	935	**—**	—
Net (loss) income	**$ (4,520)**	$ 3,195	**$ (5,938)**	$ 2,898	**$ (273)**	$ 2,665	**$ (3,427)**	$(13,794)
Basic (loss) earnings per share:								
Continuing operations	**$ (.27)**	$ .20	**$ (.36)**	$ .17	**$ (.02)**	$ .10	**$ (.21)**	$ (.84)
Discontinued operations	**$ —**	$ —	**$ —**	$ .01	**$ —**	$ .06	**$ —**	$ —
Net (loss) income	**$ (.27)**	$ .19	**$ (.36)**	$ .18	**$ (.02)**	$ .16	**$ (.21)**	$ (.84)
Diluted (loss) earnings per share:								
Continuing operations	**$ (.27)**	$ .20	**$ (.36)**	$ .17	**$ (.02)**	$ .10	**$ (.21)**	$ (.84)
Discontinued operations	**$ —**	$ —	**$ —**	$ .01	**$ —**	$ .06	**$ —**	$ —
Net (loss) income	**$ (.27)**	$ .19	**$ (.36)**	$ .17	**$ (.02)**	$ .16	**$ (.21)**	$ (.84)

Restructuring related charges associated with the NA Auto consolidation were $2.1 million, or $.08 per diluted share, in the first quarter of 2009, $3.0 million, or $.12 per diluted share, in the second quarter of 2009 and $0.7 million, or $.03 per diluted share, in the fourth quarter of 2009 (See Note 8).

During the fourth quarter of 2008, the Company recorded impairment charges related to goodwill and long-lived assets of $17.4 million, or $.66 per diluted share, (See Note 15), and restructuring related charges associated with the NA Auto consolidation of $1.6 million, or $.06 per diluted share, (See Note 8).

20. Recently Issued Accounting Standards

In December 2007, the FASB issued business combinations guidance, which provides revised standards requiring the acquirer to recognize and measure, at fair value on the acquisition date, identifiable assets and goodwill acquired, liabilities assumed, and any non-controlling interest in the acquiree. Transaction and restructuring costs generally will be expensed as incurred. This guidance also provides disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company adopted this guidance on January 1, 2009 and the adoption did not impact the Company's financial statements.

In December 2007, the FASB issued guidance on noncontrolling interests in Consolidated Financial Statements. This guidance requires that ownership interests in subsidiaries held by parties other than the parent, and the amount of consolidated net income, be clearly identified, labeled, and presented in the consolidated financial statements. It also requires once a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary be initially measured at fair value. The adoption of this guidance on January 1, 2009 did not impact the Company's consolidated financial position, results of operations or cash flows.

On July 1, 2009, the FASB Accounting Standards Codification (ASC) was implemented as the sole source of authoritative GAAP. Pursuant to these provisions, the Company modified its consolidated financial statements by replacing references to former authoritative pronouncements with references to the topics outlined in the ASC. The adoption of this referencing standard did not have an affect on the Company's consolidated financial position, results of operations, or cash flows.

In May 2009, the FASB issued guidance on subsequent events. This guidance establishes principles and requirements for subsequent events. The guidance sets forth the period after the balance sheet date and the circumstances under which an entity shall evaluate events or transactions for potential recognition or disclosure in the financial statements. This guidance was effective for interim and financial periods ending after June 15, 2009. The adoption of this guidance on June 30, 2009 did not impact the Company's financial statements.

In October 2009, the FASB issued guidance on revenue recognition. Under this guidance, management is no longer required to obtain vendor-specific objective evidence or third party evidence of fair value for each deliverable in an arrangement with multiple elements, and where evidence is not available the proportion of the selling price attributable to each deliverable may be estimated. This guidance is effective for annual reporting periods beginning after June 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued guidance on improving disclosures about fair value measurements. This guidance requires reporting entities to make new disclosures about recurring or nonrecurring fair-value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements. This guidance is effective for annual reporting periods beginning after December 15, 2009, except for Level 3 reconciliation disclosures which are effective for annual periods beginning after December 15, 2010. The adoption of this guidance is not expected to have a material effect on the Company's consolidated financial position, results of operations or cash flows.

Schedule II

LYDALL, INC.
VALUATION AND QUALIFYING ACCOUNTS
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

In thousands	Balance at January 1,	Charges to Costs and Expenses	Charges (Deductions) to Other Accounts	Deductions	Balance at December 31,
2009					
Allowance for doubtful receivables	**$1,275**	**$ 178**	**$ 6[2]**	**$(126)[1]**	**$1,333**
Allowance for note receivable	**480**	**—**	**—**	**—**	**480[4]**
Reserve for future tax benefits	**1,537**	**3,369[5]**	**—**	**(29)[3]**	**4,877**
2008					
Allowance for doubtful receivables	$ 1,052	$ 471	$ (21)[2]	$ (227)[1]	$ 1,275
Allowance for note receivable	480	—	—	—	480[4]
Reserve for future tax benefits	1,748	148	—	(359)[3]	1,537
2007					
Allowance for doubtful receivables	$ 1,219	$ 258	$ 27[2]	$ (452)[1]	$ 1,052
Allowance for note receivable	480	—	—	—	480[4]
Reserve for future tax benefits	1,790	—	—	(42)[3]	1,748

1 Uncollected receivables written off and recoveries.

2 Foreign currency translation and other adjustments.

3 Reduction to income tax expense.

4 A reserve for $0.5 million was recorded during 2004 for the remaining balance of the note receivable associated with the sale of certain assets of the fiberboard operation in 2001, which was included within "Prepaid expenses and other current assets, net" on the Consolidated Balance Sheets as of December 31, 2009 and 2008.

5 Increases to tax valuation allowances.

LYDALL OFFICERS, DIRECTORS AND STOCKHOLDER INFORMATION

Officers

DALE G. BARNHART
President and Chief Executive Officer

ERIKA H. TURNER
Vice President, Chief Financial Officer and Treasurer

MONA G. ESTEY
Vice President, Human Resources

PAUL G. IGOE
Vice President, General Counsel and Secretary

PETER M. KURTO
Vice President,
Business Development and Investor Relations

JAMES V. LAUGHLAN
Principal Accounting Officer and Controller

Subsidiary Officers

PETER V. FERRIS
President
Charter Medical Ltd.
President, Lydall Industrial
Thermal Solutions, Inc.

KEVIN T. LONGE
President
Lydall Filtration/Separation, Inc.
President, Lydall Thermal/Acoustical, Inc.,
Green Island

JOSEPH K. WILSTED
President
Lydall Thermal/Acoustical, Inc.,
Global Automotive

CEO and CFO Certifications

The Company has filed with the SEC as exhibits to its 2009 Annual Report on Form 10-K the certifications of the Company's Chief Executive Officer and its Chief Financial Officer required under Section 302 of the Sarbanes-Oxley Act of 2002 and SEC Rules 13a-14(a) and 15d-14(a) regarding the Company's financial statements, disclosure controls and procedures and other matters. In addition, following its 2009 annual meeting of stockholders, the Company submitted to the NYSE the annual certification of the Company's Chief Executive Officer required under Section 303A. 12(a) of the NYSE Listed Company Manual, that he was not aware of any violation by the Company of the NYSE's corporate governance listing standards.

Board of Directors

W. LESLIE DUFFY, ESQ.[1]
Chairman of the Board
Lydall, Inc.
Senior Counsel
Cahill Gordon & Reindel LLP

DALE G. BARNHART
President and Chief Executive Officer
Lydall, Inc.

KATHLEEN BURDETT[1,3]
Former Vice President and Chief Financial Officer
Dexter Corporation

MATTHEW T. FARRELL[2,3]
Executive Vice President Finance and
Chief Financial Officer
Church & Dwight Co., Inc.

MARC T. GILES[1,2]
President and Chief Executive Officer
Gerber Scientific, Inc.

WILLIAM D. GURLEY[1,2]
Former President and Chief Executive Officer
Stanadyne Corporation

SUZANNE HAMMETT[2,3]
Executive Vice President and Chief Risk Officer
Capital One NA

S. CARL SODERSTROM, JR.[1,3]
Former Senior Vice President and
Chief Financial Officer
ArvinMeritor, Inc.

[1] Corporate Governance Committee Member
[2] Compensation Committee Member
[3] Audit Review Committee Member

Annual Meeting

Lydall's annual meeting will be held on Wednesday, April 28, 2010 at 9:00 a.m. at Hartford Marriott Downtown 200 Columbus Boulevard, Hartford, Connecticut.

Stockholders who are unable to attend the meeting are invited to mail any questions they might have about the Company to any of Lydall's Officers. Questions may also be directed to the Audit Review Committee, in care of Lydall, Inc.

Transfer Agent

American Stock Transfer & Trust Company
New York, New York

Auditors

PricewaterhouseCoopers LLP
Hartford, Connecticut

Stockholder Information

Lydall Common Stock is traded on the New York Stock Exchange under the symbol LDL. During 2009 and 2008, 22,062,283 and 31,124,678 shares, respectively, were traded. The closing price on December 31, 2009 was $5.21.

As of March 1, 2010, the record date of Lydall's 2009 Annual Meeting, the Stockholders of Record held 17,096,322 shares of Common Stock.

Any stockholder correspondence regarding change of address or other recordkeeping matters may be addressed to:

Isaac Kagan
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Telephone: 800-937-5449

All other stockholder correspondence — questions about the Company and requests for Lydall's Annual Report and Form 10-K — may be directed to:

Corporate Secretary
Lydall, Inc.
P.O. Box 151
Manchester, Connecticut 06045-0151

www.lydall.com
investor@lydall.com

Lydall hires and promotes qualified employees in accordance with the law without regard to race, color, religion, creed, marital status, sexual orientation, gender (including pregnancy), national origin or place of birth, ancestry, age, genetic predisposition, genetic carrier disposition and disabilities, except where, in management's view, a disability interferes with job performance or cannot be reasonably accommodated.



LYDALL, INC.
ONE COLONIAL ROAD
MANCHESTER, CT 06042

WWW.LYDALL.COM